Exhibit E

WWW.BBWP.AUDIT.COM

Report on the audit of the Domination Agreement

pursuant to Section 293b AktG between

TLG IMMOBILIEN AG, Berlin, and

WCM Beteiligungs- und Grundbesitz- Aktiengesellschaft, Frankfut am Main

BBWP GMBH

LIST OF ABBREVIATIONS

A	Actual
AG	Aktiengesellschaft (joint stock company)
AktG	Aktiengesetz (German Stock Corporation Act)
approx.	approximately
b	billion
BaFin	Federal Financial Supervisory Authority
BGH	Federal Court of Justice
Bloomberg LP	Bloomberg LP, London/Great Britain
BVerfG	Federal Constitutional Court
BvR	Judge of the Federal Constitutional Court
CAPEX	Capital Expenditures
CAPM	Capital Asset Pricing Model
CDAX	Composite DAX
cf.	confer
c.p.	ceteris paribus
DAX	German share index
DCF	Discount Cash-Flow
EBT	Earnings before taxes
EBIT	Earnings before interest and taxes
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECJ	European Court of Justice
Ed.	Edition
e.g.	for example
EStG	Einkommensteuergesetz (Income Tax Act)
et seq.	(et sequens) and the following
EUR	Euro
EURIBOR	Euro Interbank Offered Rate
FAUB	Technical Committee for Business Valuation and Commerce of the Institute of Public Auditors
FFO	Funds from operations
File ref.	File reference
GDP	Gross Domestic Product
GmbH	Gesellschaft mit beschränkter Haftung (Limited Liability Company)
HGB	Handelsgesetzbuch (German Commercial Code)
HRB	Commercial Register
HRC	Higher Regional Court
IDW	Institute of Public Auditors in Germany
IDW S 1	Standard IDW S 1 “Principles for the Performance of Business Valuations”, status as at April 2, 2008
i.e.	id est (that is to say)
if app.	if applicable

IFRS	International Financial Reporting Standards
incl.	including
IPO	Initial Public Offering
KStG	Körperschaftsteuergesetz (Corporation Tax Act)
LP	Limited Partnership
m	million
mbH	mit beschränkter Haftung (limited)
Mio.	million
No.	Number
NOI	Net operating income
p.	page
p.a.	per annum
Para.	Paragraph
RC	Regional Court
resp.	respectively
SDAX	Small-Cap-DAX
SWOT analysis	Analysis of strengths, weaknesses, opportunities and threats
SpruchG	Spruchverfahrensgesetz (German Award Proceedings Act)
Tax-CAPM	Tax-Capital Asset Pricing Model
TBV	Total Business Value
WPg	Die Wirtschaftsprüfung, journal
WpHG	Wertpapierhandelsgesetz (Securities Trading Act)
WPO	Wirtschaftsprüferordnung (German Auditors’ Code)
WpÜG	Wertpapiererwerbs- und Übernahmegesetz (German Securities Acquisition and Takeover Act)

ANNEXES

1.	Decision by the Frankfurt am Main Regional Court from August 17, 2017

2.	Amended decision by the Frankfurt am Main Regional Court from September 20, 2017

3.	Domination Agreement between TLG IMMOBILIEN AG and WCM Beteiligungs- und Grundbesitz- Aktiengesellschaft from October 6, 2017

4.	General Terms of Engagement for German Public Auditors and Auditing Firms from January 1, 2017

A.	ASSIGNMENT AND EXECUTION

TLG IMMOBILIEN AG, Berlin,

(hereinafter also referred to as “TLG”)

and

WCM Beteiligungs- und Grundbesitz- Aktiengesellschaft, Frankfurt am Main (hereinafter also referred to as “WCM”)

concluded a Domination Agreement (hereinafter also referred to as “Intercompany Agreement”) pursuant to Section 291 AktG between TLG as the controlling company and WCM as the controlled company on this date. TLG and WCM disclosed this intention on September 29, 2017. The Extraordinary General Meetings of WCM on November 17, 2017 and of TLG on November 22, 2017 shall reach a decision on the conclusion of the Domination Agreement.

An offer to purchase the shares of outside shareholders of WCM by way of a settlement payment (Section 305 AktG) in the form of newly issued shares of TLG with a notional interest in the share capital of TLG of EUR 1.00 per share (“settlement shares”) shall be made and a fixed compensation (“compensation”) in the form of a guaranteed dividend (Section 304 AktG) shall be granted for the duration of the Domination Agreement.

Pursuant to Section 239 b (1) AktG, the Domination Agreement must be audited by one or more expert auditors at the request of the Executive Boards of the contracting companies. TLG and WCM, as the contracting companies, have submitted just such a request.

The decision by the Frankfurt am Main Regional Court from August 17, 2017 and from September 20, 2017 (Annex 1 and Annex 2) resulted in the appointment of BWP GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, as the joint auditor pursuant to Section 293 c (1) HGB.

We have carried out the audit in accordance with Sections 293 b and 293 e AktG.

The contract review in accordance with Section 293 b AktG must review whether the proposed compensation (Section 304 AktG) and the proposed settlement (Section 305 AktG) are adequate. We have also reviewed whether the Domination Agreement complies with the statutory requirements, i.e. whether it is complete and correct.

On October 6, 2017, TLG directly holds a total of 117,505,327 WCM shares, which corresponds to an interest of 85.89 % in the share capital and voting rights of WCM.

To determine the adequate compensation and adequate settlement, the Executive Boards of TLG and WCM have utilized the expert support of ValueTrust Financial Advisors SE, Munich (“Valuer” or “ValueTrust”), which has submitted an expert opinion on October 4, 2017 (“final Version”). As part of our audit activities, we inspected the valuation documents and arithmetically reproduced the valuation based on the ValueTrust valuation model and our own calculations.

We commenced our audit on August 17, 2017, which was predominantly performed in our offices in Düsseldorf as well as at the ValueTrust offices in Frankfurt. We completed our audit at 3:30 p.m. on October 6, 2017.

Our audit therefore took place after as well as parallel to the Valuer’s activities. We carried out the audit activities following the completion and submission of partial results by the Valuer. We reached our audit opinion independently and autonomously. Individual items were comprehensively discussed during the audit. Different opinions with an influence on the valuation result did not exist.

In particular, the following documents were available for the audit:

•	Domination Agreement between TLG and WCM, dated October 6, 2017;

•	Joint report by the Executive Board of TLG and the Executive Board of WCM with regard to Section 293 a AktG on a Domination Agreement (“Contract Report”), dated October 6, 2017;

•	TLG business plan for the 2017 to 2021 fiscal years adopted by the Executive Board;

•	WCM business plan for the 2017 to 2021 fiscal years adopted by the Executive Board;

•

Advisory opinion of ValueTrust on the determination of the business values of TLG and WCM from October 4, 2017 as a basis for determining an adequate settlement pursuant to Section 305 AktG as well as adequate compensation pursuant to Section 304 AktG within the scope of the intended Domination Agreement between the two companies, including preceding drafts (“expert’s opinion ValueTrust”);

•	ValueTrust valuation model to determine the relevant valuation parameters and adequate settlement and compensation;

•	TLG and WCM extracts from the commercial register from October 6, 2016;

•	Current Articles of Association of TLG and WCM;

•	Annual reports of TLG and WCM for the 2014 to 2016 fiscal years;

•	Reports on the audit of the IFRS consolidated financial statements and group management reports of TLG as at December 31, 2014, 2015 and 2016 by Ernst & Young Wirtschaftsprüfungsgesellschaft, Berlin;

•

Reports on the audit of the IFRS consolidated financial statements and group management reports of WCM as at December 31, 2014, 2015 and 2016 by KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main;

•	TLG interim financial report from June 30, 2017;

•	WCM interim financial report from June 30, 2017;

•

Joint statement of the WCM Executive Board and Supervisory Board pursuant to Section 27 (1) of the German Securities Acquisition and Takeover Act on the voluntary takeover offer of TLG for WCM shareholders from July 4/7, 2017;

•	Decision on the separate determination of the remaining loss carry-forward for corporate tax on December 31, 2015, by WCM from June 2, 2017;

•	Decision on the separate determination of trading losses eligible for carry-forward on December 31, 2015, by WCM from June 2, 2017;

•	Decision on December 31, 2015 on the separate determination of tax bases in accordance with Section 27 (2) and Section 28 (1) sentence 3 KStG by WCM from June 2, 2017;

•	Excel calculation on the WCM 2016 tax return;

•	Decision on the separate determination of the remaining loss carry-forward for corporate tax on December 31, 2015, by TLG from December 19, 2016;

•	Decision on December 31, 2015 on the separate determination of tax bases in accordance with Section 27 (2) and Section 28 (1) sentence 3 KStG by TLG from December 19, 2016;

•	Decision on the separate determination of trading losses eligible for carry-forward on December 31, 2015, by TLG from December 19, 2016;

•	Report on the confirmation of the agreement between TLG and WCM from May 10, 2017, pursuant to Section 8.5;

•	Memorandum TLG regarding deferred tax assets in respect to unused tax loss carry forwards from February 6, 2017;

•	Application for amendment of TLG’s tax loss carry forwards from October 21, 2016;

•	Principle agreement between TLG and WCM concerning the merger of both Companies in the course of an exchange offer from May 10, 2017; and

•	Various market studies.

Further information was primarily provided by the Executive Board and employees nominated by TLG, WCM as well as from the side of the Valuer. We also made use of publicly available information as well as capital market data.

We received the business plans, which were used as a valuation basis, as well as the working documents for the valuation, and discussed them with the selected respondents of TLG, WCM and the Valuer in teleconferences and at the offices of ValueTrust in Frankfurt and assessed their plausibility.

The advisory opinion of ValueTrust and the Domination Agreement were made available to us as drafts prior to their completion. We discussed the results of the valuation with ValueTrust representatives in great detail. Our activities primarily involved an examination of the plausibility of the planning documents. These and other audit activities, especially the arithmetic reproduction of the valuation and the review of the methodological consistency of the valuation model were performed in our offices in Düsseldorf as well as at ValueTrust in Frankfurt am Main. We also performed a validation of the adequate compensation and settlement using an in-house valuation model. This report summarizes the result of our audit and defines the individual audit documents, analyses and considerations on which the audit result is based.

All requested documents, information and explanations were provided. The Executive Boards of TLG and WCM each submitted a letter of representation indicating that all of the information and documents of relevance for our audit have been submitted and that these are correct and complete. TLG and WCM are responsible for the correct content of the Domination Agreement.

As part of our audit, we complied with the opinion of the Institute of Public Auditors in Germany, Düsseldorf, IDW Standard: Principles for the Performance of Business Valuations in the version from 2008, status as at July 4, 2016 (IDW S 1 in the version from 2008).

We expressly note that we did not audit the accounts, the consolidated or annual financial statements, as well as the management reports of the companies involved. These kinds of audits were not the object of our audit of the compensation and settlement. The auditors issued an unqualified audit opinion for the companies’ consolidated financial statements for the cut-off dates of December 31, 2014, 2015 and 2016. With regard to the completeness of the annual and consolidated financial statements, as well as the management reports submitted to us, and the consideration of the valuation principles, we assume that the documents submitted are correct.

If significant changes, which have an impact on the measurement of the compensation and settlement, arise in the period between the completion of our audit at 3:30 p.m. on October 6, 2017 and the resolution of the WCM General Meeting scheduled for November 17, 2017, these would have to be taken into account retrospectively.

Our audit report was exclusively prepared in connection with the intended conclusion of a Domination Agreement pursuant to Section 291 AktG between TLG and WCM and may only be used for these purposes. This particularly includes the provision of the audit report in the run-up to the TLG and WCM General Meetings, in which a decision will be reached on the conclusion of the Domination Agreement, including its publication on the companies’ websites, the dispatch to shareholders and display in the run-up to and during the relevant General Meetings, as well as its submission to the competent court. References to the audit report and its results in the report of the Executive Boards of the contracting parties pursuant to Section 293 a AktG, as well as the submission of the English translation (“convenience translation”) of the audit report to the U.S. Securities and Exchange Commission and the corresponding publication on its website remains permissible without restriction and without further requirements.

The report is not intended for publication, reproduction or reuse for purposes other than those mentioned above. The report may not be passed on to third parties without our prior written consent.

The General Terms of Engagement for German Public Auditors and Auditing Firms from January 1, 2017, enclosed as Annex 4, are decisive for the execution of our assignment and our responsibility, including in relation to third parties. In particular, we refer to Subsection 9 (2) of the General Terms of Engagement, according to which, in cases of conceivable damages, which are based on negligence, liability is limited to EUR 4 million in accordance with Section 54 a (1) no. 2 WPO. This limitation of liability applies for all addressees (addressees within the meaning of this regulation are the parties who have received access to our report under the aforementioned conditions) who are only entitled to claim this liability once as joint and several creditors pursuant to Section 428 of the German Civil Code.

We refer to the fact that no all decimal places are indicated in the following calculations. As the exact values were used for the calculations, the addition or subtraction of table values may lead to deviations in the subtotals and totals indicated.

B.	OBJECT, NATURE AND SCOPE OF THE AUDIT

I.	Object of the audit

The object and scope of the contract review is based on Section 293 b and 293 e AktG.

From a legal perspective, the object of the contract review is to determine whether the Intercompany Agreement contains the minimum content of a Domination Agreement required under commercial law in accordance with the definition of Section 291 (1) AktG. A statutory definition of a Domination Agreement is provided in Section 291 (1) AktG. In addition, various sections of the Stock Corporation Act (AktG) define further regulations for the minimum content of an intercompany agreement (especially Sections 304 and 305 AktG).

According to Section 293 e AktG, the contract auditor must also review whether the proposed compensation or the proposed settlement is adequate. The audit accordingly extends to whether the methods used to determine the compensation and the settlement comply with the generally accepted principles for conducting company valuations, whether the underlying data has been correctly generated, and whether the future estimates seem plausible. By contrast, the auditor is not tasked with independently performing the company valuations required for the compensation payment and settlement, or providing an internal valuation in place of the Valuer.

The contract auditor is also not required to audit the economic expediency of the Intercompany Agreement as part of its audit within the meaning of Section 293 b AktG.

II.	Report on the Domination Agreement

Pursuant to Section 293 a AktG, the Executive Board of each joint stock company involved in an intercompany agreement (provided that the approval of the General Meeting in accordance with Section 293 AktG is required and the exemption under Section 293 a (3) AktG does not exist) must prepare a comprehensive written report, which provides a legal and economic explanation and justification of the conclusion of the Domination Agreement, the specific contract and, in particular, the nature and amount of the compensation in accordance with Section 304 AktG and the settlement in accordance with Section 305

AktG. The assessment of the report of the representative bodies is not included in the object of the contract review. If the report explains and justifies the compensation and settlement proposed in the Intercompany Agreement and its determination, these statements can be used as part of the audit of adequacy.

III.	Audit report

The contract auditor must provide a written report on the result of the audit pursuant to Section 293 e (1) sentence 1 AktG. The audit report must be completed with a declaration on whether the proposed compensation or the proposed settlement is adequate. The report must indicate:

•	The methods used to determine the compensation and settlement;

•	The reasons why the application of this method is appropriate; and

•

The compensation or settlement that would arise when applying different methods, if multiple methods were applied; the weighting assigned to the various methods to determine the proposed compensation or the proposed settlement, and their underlying values must also be indicated, together with the specific difficulties that arose during the valuation of the contracting companies.

According to the ruling by the Frankfurt am Main Regional Court, our report must also contain an opinion and statements on the following items in the interests of better transparency and acceptance of the audit:

•	The location, manner and time at which the audit took place;

•

The nature of the cooperation with the Valuer assigned, where applicable, by the principal shareholder, on discussions on critical items as well as, in particular, in which items the opinions of the competent auditor and the Valuer diverged, and why the auditor’s or Valuer’s opinion is ultimately preferred.

•

Presentation of the auditor’s sources from which the parameters used to measure the dividend discount value (base rate, growth discount, excess returns, risk premium (when applying the CAPM or TAX-CAPM: beta factor, potentially the compilation of a “peer group”)) were derived, and why these specific indicators and/or time periods are preferable to others that are also considered.

•	Explicit description and justification of any adjustments of past results with specific exceptional expenses and income.

•	Explicit description and justification of any adjustment of forecast company earnings, and descriptions of the sources of adopted business plans.

The adequacy of the compensation and the settlement can be assessed based on a reconciliation of the company valuation, which represents the basis for deriving the compensation and settlement. The issuing of TLG shares for WCM shares is intended as the settlement. The business value of TLG as well as WCM is therefore required to calculate the settlement. As a result, the auditor must assess the valuation of TLG as well as WCM, on which the compensation and settlement is based, with regard to their methodological consistency and content-related premises. If the valuation is based on a forward-looking analytical business valuation, a specific examination of whether the value-related parameters are objectively defined and the whether the planned future results appear plausible must take place. As part of our audit, we carried out the aforementioned audit activities as well as an independent determination of the adequate compensation and adequate settlement by transferring all the valuation variables to in-house valuation models.

According to rulings by the Supreme Court, the market price must not be overlooked as the share’s market value when reviewing the adequacy of the settlement for shares in a listed company. Whether the market price actually reflects the market value of the relevant share must be reviewed in each individual case.

C.	AUDIT OF THE ADEQUACY OF THE COMPENSATION AND SETTLEMENT

I.	Content of the Domination Agreement

The minimum content of a domination agreement required under commercial law is specified under Sections 291 et seq. AktG. The audit of compliance with the corporate principles by the Intercompany Agreement therefore relates to the general information on the contracting parties, the specification of the object of the contract, the start and duration of the contract and the agreements on compensation and settlement.

We note the following on the required minimum content of the Domination Agreement from October 6, 2017 submitted to us:

1.	Participating companies

The name and head office of the participating companies are indicated in the Domination Agreement.

2.	Management and instructions

Pursuant to Section 1 of the Domination Agreement, WCM assigns the management of its company to TLG. Accordingly, TLG is entitled to issue instructions to the WCM Executive Board with regard to the management of the company in general as well as individual cases. An instruction to maintain, amend or terminate this contract must not be issued. The WCM Executive Board is obliged to follow the instructions issued by TLG.

This regulation ensures compliance with the regulations under Subsections 291 (1) sentence 1, 299 and 308 AktG.

3.	Loss transfer

Section 3 of the Domination Agreement provides for a loss transfer by TLG in accordance with regulations in Section 302 AktG, as amended. The loss transfer obligation initially exists for WCM’s entire fiscal year in which the contract takes effect.

Accordingly, the contracting parties have agreed to a compensation obligation for TLG in relation to WCM in accordance with Section 302 (1) AktG.

4.	Compensation

Pursuant to Section 4 (1) of the Domination Agreement, TLG guarantees the payment of an annual fixed compensation to outside shareholders of WCM for the duration of the contract in the form of a guaranteed dividend, initially payable in the fiscal year in which the contract takes effect. If the Domination Agreement ends during a WCM fiscal year, or if the period for which the loss transfer obligation applies is a short fiscal year for WCM, the guaranteed dividend shall be reduced on a pro rata basis.

According to Section 4 (2) of the Domination Agreement, the guaranteed dividend is a gross amount of EUR 0.13 for every WCM share per WCM fiscal year (“Gross Compensation Amount”), less any corporate tax and solidarity surcharge based on the applicable tax rate for these taxes for the relevant fiscal year (“Net Compensation Amount”). Based on the circumstances at the time of conclusion of this Intercompany Agreement, a corporate tax of 15 % plus 5.5 % solidarity surcharge, or a total of EUR 0.02 per WCM share, shall be deducted from the Gross Compensation Amount. Based on the circumstances at the time of conclusion of this Intercompany Agreement, this results in a Net Compensation Amount of EUR 0.11 per WCM share for a full WCM fiscal year. If the dividend paid for the WCM fiscal year (including any installments) per bearer share with a notional share of the WCM share capital of EUR 1,00 falls short of the guaranteed dividend, TLG shall pay every outside shareholder of WCM the relevant difference per WCM share.

Pursuant to Section 4 (3) of the Domination Agreement, any WCM capital measures shall result in an adjustment of the guaranteed dividend, where this is required by law.

The agreement of a fixed gross amount for the annual compensation and its adjustment to the corporate tax rate applicable in the relevant fiscal year takes account of the principles of the applicable ruling by the Federal Supreme Court (“Ytong Decision” from July 21, 2003, II ZB 17/01).

The compensation regulation complies with Section 304 AktG. With regard to the determination of the compensation, we refer to Section C.IV.2.

5.	Settlement

According to Section 5 (1) of the Domination Agreement, at the request of an outside shareholder of WCM, TLG shall purchase their shares by issuing no-par value bearer shares with a notional share of the TLG share capital of EUR 1.00 (“Settlement Shares”) per share in a conversion ratio of 4 Settlement Shares per 23 WCM shares (“Conversion Ratio”). According to Section 5 (2) of the Domination Agreement, a cash payment will be made for partial rights to shares.

TLG’s obligation to purchase WCM shares applies for a fixed term. According to Section 5 (3) of the Domination Agreement, the term ends two months after the day on which the entry of the existence of this Intercompany Agreement in the commercial register of the WCM head office is deemed to have been disclosed in accordance with Section 10 HGB. An extension of this term in accordance with Section 305 (4) sentence 3 AktG due to an application for the determination of the compensation or settlement by the court determined in Section 3 SpruchG remains unaffected.

In the event of the execution of capital measures by WCM up to the expiration of the period specified in Section 5 (3) of the Domination Agreement, this shall result in an adjustment to the conversion ratio, where this is required by law.

The transfer of WCM shares takes place free of charge for outside shareholders of WCM, if they have a domestic securities account.

The settlement regulation complies with Section 305 AktG. With regard to the determination of the settlement, we refer to Section C.IV.2.

6.	Effectiveness and duration

Section 6 of the Domination Agreement stipulates that this contract requires the consent of the WCM and TLG General Meetings and that this contract takes effect upon entry in the commercial register of the WCM head office.

According to Section 7 of the Domination Agreement, the Domination Agreement is concluded for an indefinite period and may be subject to ordinary termination at the end of every WCM fiscal year with a three-month notice period.

According to Section 7 (2) of the Domination Agreement, each party’s right to terminate the Domination Agreement without notice for good cause remains unaffected.

7.	Result

As a result of our audit, we determine that the Domination Agreement from October 6, 2017 does not contradict the principles of Sections 291 et seq. AktG, especially with regard to the necessary parts of the regulation.

II.	Type of compensation and settlement

1.	Compensation pursuant to Section 304 AktG

Pursuant to Section 304 (1) sentence 2 AktG, if the company is not also obliged to transfer its entire profit, a domination agreement must guarantee outside shareholders a certain annual profit share for the compensation payment based on an amount determined for a profit transfer agreement as adequate compensation.

Pursuant to Section 304 (2) sentence 1 AktG, compensation to outside shareholders must at least guarantee the annual payment of the amount that could be distributed to the individual shares based on the company’s current earnings situation and its future earnings prospects in consideration of appropriate depreciation and value adjustments, but without forming other retained earnings, presumably as an average profit share.

The contract report describes the determination of the WCM business value, as well as the derived determination of the adequate compensation. The TLG Executive Board and the WCM Executive Board have fully accepted the statements of the joint Valuation Report by ValueTrust, enclosed as an annex 5 to the contract report. Accordingly, the compensation arises from the annuitization of the determined WCM business value. For further details, refer to Section C.IV.2.

2.	Settlement pursuant to Section 305 AktG

Pursuant to Section 305 (1) AktG, apart from the obligation in accordance with Section 304 AktG, a domination agreement must contain the obligation of the other contracting party to purchase the shares of an outside shareholder against payment of adequate compensation defined in the contract upon request.

Pursuant to Section 305 (2) no. 1 AktG, the contract must provide compensation by issuing this company’s own shares, if the other contracting party is an independent and non-majority owned joint stock company or partnership limited by shares with its head office in a member state of the European Union, or in another signatory state to the Agreement on the European Economic Area.

If shares in another company are granted as settlement, the settlement must be considered adequate pursuant to Section 305 (3) sentence 1, if the shares are granted in a ratio that would be granted in the event of the merger of the companies’ shares, where any fractional amounts can be compensated by cash payments.

The contract report details the determinations of the business values and the resulting conversion ratio. The Executive Board of TLG and the Executive Board of WCM have fully accepted the statements of the joint Valuer. For further details, refer to Section C.IV.2.

III.	Information on the valuation method

1.	Valuation principles

1.1	Preliminary remarks

The results of the business valuations are used as the basis for determining the compensation and settlement. The underlying method must be reviewed by the auditor with respect to its nature and the reasons for its application, as well as its adequacy. Different valuation methods, as defined below, are essentially available for determining adequate compensation and settlement. For details on our audit findings, refer to the audit report, Section C.IV.

1.2.	Dividend discount value and DCF Value

The compensation and settlement were derived from objectified business values. An objectified business value is an intersubjectively verifiable value of future earnings from the viewpoint of a shareholder. This arises if the business is continued on the basis of the current business plan.

The valuation principles and methods applied as part of the valuation and audit are considered established in theory and practice for business valuations and have been adopted in the literature and in the statements of the IDW, and are documented in the IDW S 1 standard. The “Principles for the Performance of Business Valuations” contained in IDW S 1 were taken into account for the valuation.

According to IDW S 1, the value of a business is determined from the benefits, which it can generate in the future based on its success factors that exist on the valuation date, including its innovativeness, products, and position on the market, internal organization, employees, and its management. Under the assumption that exclusively financial objectives are pursued, a business’ value is derived from its ability to produce cash flows for the business owners based on the interaction of all factors that influence the earning power.

The business value can either be determined based on the dividend discount or the discounted cash flow (“DCF”) method. Both valuation methods are basically equivalent, and use the same assumptions and identical net income of the owners, which lead to identical results, as they are based on the same theoretical basis (present value calculation).

In this case, a dividend discount method, considering the personal income tax situation (so called direct standardization,) was performed for TLG and WCM in accordance with the IDW S 1 in order to determine the settlement and compensation,

The dividend discount method is recognized by German court decisions. In this respect, we also consider the applied dividend discount method to be an appropriate method for determining the adequate settlement and compensation.

For the dividend discount method, the present value of the cash flows of essential operational assets is first determined. Assets (including liabilities), which can be transferred individually, without affecting the normal operations of the business, are deemed to be non-essential operational assets. The sum of the present value of the cash flows of essential assets and non-operating assets generally provide the business value.

The assets included in non-essential operational assets must be assessed separately with the cash flows from individual sale in consideration of the use of released funds as well as the tax effects, and included in the calculation of the relevant total business value.

The forecast of future cash flows from essential operational assets is the core problem in every business valuation. Past earning power is generally used as the starting point for plausibility considerations. In this case, only the cash flows resulting from measures that have already been introduced, or which are based on a documented and adequately specified business plan can essentially be taken into account for the valuation within the scope of an objectified business value in accordance with the IDW S 1. If the earnings prospects are expected to be different for company-related reasons or due to changing market and competition conditions, the identifiable differences must be taken into account. So-called pseudo synergies, which could also be realized without concluding the Domination Agreement, must be taken into account in the dividend discount value, however only to the extent that the measures which result in synergies have already been initiated or been documented in the business plan.

When determining business values, the distribution of cash flows, which are available on the valuation date based on a documented business plan, must essentially be assumed in consideration of the legal restrictions. When determining the net income of the owners, the retained earnings as well as their appropriation must be taken into account.

For a business valuation, the future cash flows must be discounted to the valuation date using an appropriate interest rate. This discount rate is used to measure the resulting figures against alternatives.

As the business value of TLG as well as WCM are required to calculate the settlement pursuant to Section 305 (3) AktG, both companies were separately valued based on the dividend discount method.

We consider the application of the dividend discount method, with the addition of any assets to be valued separately to be appropriate, unless a valuation based on the liquidation method or the measurement of the value per share based on the average three-month market price of WCM provide a higher settlement on the relevant cut-off date. We have provided an opinion on the review of the performance of the valuation based on the dividend discount method in Section C.IV.1.

1.3.	Net asset value

The net asset value determined based on the recommendations of the European Public Real Estate Association (“EPRA NAV”) is a valuation standard for the fair value of the net assets of a real estate company, which holds its real estate for letting and management in the long-term. The real estate must be valued using the market value determined based on the discounted cash flow method.

The EPRA NAV is calculated from the sum of the total assets less the sum of the liabilities and the minority interest, and must be adjusted by the balance of the deferred tax assets and liabilities and the balance of derivative financial instrument assets and liabilities. Accordingly, the net asset value is the intrinsic value of a real estate company derived from the values based on the DCF.

The EPRA NAV is an intrinsic orientated value which is rather based on the cut off date. In contrary to the dividend discount value, for example, future acquisitions are not reflected in the EPRA NAV.

The EPRA NAV is currently not required by law, court decisions or IDW S 1. According to the prevailing opinion, only the dividend discount method (or DCF method) is applicable for determining a going concern value. If it proves to be more advantageous to sell the company’s individual assets or departments separately, the liquidation value is taken into account. However, the EPRA NAV can be used to check the plausibility of the valuation results of the dividend discount method.

We considered the valuation in accordance with the EPRA NAV as part of our independent plausibility check of the dividend discount values. We refer to Section C.IV.1.13.

1.4.	Liquidation value

If, with regard to the continuation of the business as a going concern in the present structure, it proves to be more advantageous to sell a company’s assets individually, the sum of the net receipts from the sale (liquidation value) represents the value of the company. In these cases, the liquidation value forms the lower limit of the business value.

If the liquidation date falls in a period after the valuation date, the present value of the net receipts, which arise from the liquidation proceeds less existing liabilities and liquidation costs, must be determined.

Due to lack of relevance, the Valuer did not provide a detailed calculation of the liquidation values for TLG and WCM. As part of our own rough estimate of the liquidation value, we came to the same conclusion that the company values of TLG and WCM derived according to the dividend discount method would be significantly higher than the virtual liquidation values to be calculated. Therefore we consider the approach of the Valuer as appropriate.

1.5.	Net asset value based on an asset-based approach

The valuation of the business value from the perspective of the replacement value leads to the so-called reconstruction value of the company, which is generally only a partial reconstruction value due to the intangible assets (e.g. value of the organization, position in the market) which are generally not fully recognizable and evaluable.

This only has an independent value for determining the overall value of a company operating as a going concern in a small number of exceptional cases, which are not relevant here. As a result, the net asset value based on an asset-based approach does not need to be determined.

It is therefore appropriate that the Valuer did not determine a net asset value based on an asset based approach

1.6.	Comparative valuation

In addition to a business valuation using the dividend discount method, a plausibility assessment can be performed using simplified pricing (e.g. sales or earnings multiple). This essentially transfers valuation ratios, which are observed for comparable companies on the capital market, to the company to be valued.

In contrast to the dividend discount method, which is linked directly to future distributions, the market valuation is based on an indirect comparison of the valuation object with listed companies with a similar operational and financial structure. The resulting indicators (multiples) are intended to show how the market assesses the future prospects of a company or industry. This approach is based on the conventional valuation methods, such as the DCF and dividend discount method, to a certain extent, as the value of an investment is derived from future earnings prospects. The multiple method is based on comparative pricing in the sense that appropriate multiples are derived from capital market data of listed comparative companies and transferred to the company to be valued.

These kinds of multiple valuations always only represent simplified, overall earnings valuations, which are generally according to IDW S 1 only performed for plausibility purposes.

With regard to our audit results, we refer to Section C.IV.1.13.

1.7.	Market price

As the shares of TLG and WCM are traded on various stock exchanges, it is conceivable for the values of the companies to be determined based on the market capitalization of TLG and WCM derived from the share price. However, there are strong arguments against a valuation derived from the market price, as the market price depends on numerous special factors, such as the size of the market, incidental trading volume, as well as speculative and other non-value-related influences. The market price may therefore be subject to unpredictable fluctuations and developments.

The use of market prices (market capitalization) cannot replace a business valuation according to IDW S 1 based on the specified principles, if this valuation uses a better and broader basis of information than the capital market, and the capital market calculations are taken into account in the underlying valuation method.

The business valuations performed according to the dividend discount method are based on analyses of past data and long-term business plans, which are not publicly accessible in this level of detail and scope.

The Federal Constitutional Court and the Federal Court of Justice have submitted multiple rulings that, for some special business valuations (e.g. compensation and settlement in accordance with Section 304 AktG and Section 305 AktG), the market price must generally be taken into account as a minimum value when determining a cash settlement for minority shareholders (cf. e.g. BVerfG, decision from April 27, 1999, 1 BvR 1613/94; BGH, decision from March 12, 2001, II ZB 15/00; BGH, decision from July 19, 2010, II ZB 18/09). However, according to the Federal Constitutional Court, the requirement to take account of the market price when determining an adequate settlement does not mean that it alone is decisive. Exceeding the market price is constitutionally sound.

The Domination Agreement between TLG and WCM states that settlement is to take place in shares. Pursuant to Section 305 (3) sentence 1 AktG the settlement must be considered adequate, if the shares are granted in a ratio that would be granted in the event of the merger between the companies’ shares, where any fractional amounts can be compensated by cash payments. The court decisions cited above relate to settlement via shares of the controlling company and highlights the legitimate interests of the shareholders of the exchanging company. Irrespective of this, according to the court decisions cited above, there is no constitutional requirement to take account of the market capitalization of the controlling company as the upper limit of the valuation of this company. In this case, the market capitalization must essentially act as a lower limit of the valuation when determining the business valuation of the dependent company to determine the exchange ratio.

In relation to the review of whether the court decisions on the relevance of the market price when determining the settlement were adequately considered and the ratio between the dividend discount value (plus the value of special values) and the market price, we refer to our statements in Section C.IV.2.

2.	Adequacy of the method for determining the compensation

Pursuant to Section 304 (2) sentence 1 AktG, adequate compensation must at least guarantee the annual payment of the amount that could be distributed to the individual shares based on the company’s current earnings situation and its future earnings prospects in consideration of appropriate depreciation and value adjustments, but without forming other retained earnings, presumably as an average profit share.

This requires a fundamental forecast of the average distributable profit. The contract report and the valuation report by ValueTrust describes the future earnings situation for several years and for a sustainable result as part of the earnings valuation. From an actuarial perspective, we consider it appropriate to initially transform the earnings forecasts to a present value (dividend discount value) and then annuitize this present value to determine the average earnings as a continuous variable.

According to the results of our audit, the earnings method, taking account of special values, applied by the contract partners to determine the compensation in accordance with Section 304 AktG is appropriate.

For details on our audit findings, we refer to the following sections.

3.	Adequacy of the method for determining the settlement

In accordance with Section 305 (3) sentence 2 AktG, adequate settlement must take account of the company’s circumstances at the time the resolution on the contract is reached by its General Meeting. Different valuation methods are essentially available for determining an adequate settlement.

According to the result of our audit, in this case, the determination of the exchange ratio based on the dividend discount values, in consideration of the special values, leads to an adequate result.

For details on our audit findings, we refer to the following sections.

IV.	Detailed overview of the audit findings

We have fully convinced ourselves of the adequacy of the specific calculations and derivations to determine the compensation and adequate settlement as follows:

1.	Determination of the business values based on the dividend discount method

We tracked the performance of the valuations by the Valuer across all the key steps, especially with regard to the derivation of the planned distributable earnings, the determination of the discount rate, the capitalization at the valuation date, as well as the valuations for the separately valued assets and reviewed the calculations by reproducing the valuations in our own valuation models.

Our audit activities and findings are provided below:

1.1.	Approach

The Valuer’s valuation is based on the budgets of the TLG and WCM Executive Boards for the years 2017 to 2021.

We checked the plausibility of the key planning and valuation premises. Based on this, we reviewed the methodological and mathematical accuracy of the dividend discount value derivations using internal calculations, which are based on an integrated balance sheet, financial and earnings planning.

1.2.	Valuation objects

The valuation objects are TLG and WCM. The dividend discount values of the two valuation objects were determined based on the consolidated budgets of TLG and WCM. The consolidated budget of TLG does not include the budget of WCM. The business value of WCM was taken into account as a special value as part of the valuation of TLG.

a.	TLG

Legal and tax basis

TLG is a joint stock company under German law, with its head office in Berlin, registered in the commercial register of the Charlottenburg District Court under HRB 161314 B, and with a domestic business address of Hausvogteiplatz 12, 10117 Berlin.

TLG’s fiscal year corresponds to the calendar year.

Pursuant to Section 2 (1) of the Articles of Association of TLG, TLG’s business purpose primarily relates to the management of real estate companies and associated transactions of any kind, especially the management, letting, new construction and renovation, purchase and sale of commercial real estate in a broader sense, especially offices, retail real estate and hotels, the development of real estate projects, as well as the provision of services in connection with the aforementioned business purposes, independently or by companies affiliated with TLG.

TLG submitted a voluntary public takeover offer (“Takeover Offer”) to WCM shareholders for the purchase of all WCM shares (for a consideration of 4 TLG shares for every 23 WCM shares). The decision to submit the Takeover Offer was disclosed on May 10, 2017, and the corresponding offer documents were published on June 27, 2017. The deadline for the acceptance of the Takeover Offer ended at midnight on September 5, 2017. Pursuant to Section 16 (2) WpÜG, WCM shareholders who did not accept the Takeover Offer during the acceptance period could accept the offer by September 26, 2017. Until the end of the continuing acceptance period on September 26, 2017 at 0:00 (CET), the Takeover Offer was accepted for 117,505,327 WCM shares. This corresponds to 136,802,552 shares, or 85.89%. The shares of WCM for which the Takeover Offer was accepted were contributed on October 6, 2017 by way of a non-cash capital increase. The issue of the new TLG shares to be granted to WCM shareholders in return is expected to take place by no later than October 11, 2017.

Upon finalizing our audit activities at 3:30 p.m. on October 6, 2017, TLG’s share capital entered in the commercial register after performing the capital increase to establish the TLG shares required to complete the Takeover Offer amounts to EUR 94,611,266 and is divided into 94,611,266 no-par value bearer shares with a calculated share in the TLG share capital of EUR 1,00 per share. TLG does not currently hold any own shares.

Since their listing in October 2014, TLG shares have been approved for trade on the regulated market of the Frankfurt Stock Exchange as well as in the sub-segment of the regulated market with additional post-admission requirements (Prime Standard). They are currently included in the SDAX, EPRA/NAREIT Global, EPRA/NAREIT Europe, and EPRA/NAREIT Germany, as well as certain other indices.

TLG is the parent company of TLG Group. As at September 30, 2017, the group was comprised of the consolidated subsidiaries of nine TLG subsidiaries. TLG’s portfolio includes the office, retail, hotel and “other” asset classes.

TLG’s shareholdings in affiliated companies as at September 30, 2017 is as follows:

TLG - shareholding structure as of September 30, 2017	share in %
Affiliated companies, fully consolidated
1. Hotel de Saxe an der Frauenkirche GmbH	100.0%
2. TLG Beteiligungsgesellschaft Eins mbH & Co. KG	100.0%
3. TLG Beteiligungsgesellschaft Zwei mbH & Co. KG	100.0%
4. TLG Beteiligungsgesellschaft Drei mbH & Co. KG	100.0%
5. TLG CCF GmbH	100.0%
6. TLG FAB S.à.r.l. (Luxemburg)	94.9%
7. TLG Fixtures GmbH	100.0%
8. TLG MVF GmbH	100.0%
9. TLG Sachsen Forum GmbH	100.0%

According to an assessment, as at December 31, 2015, trade tax loss carry-forwards of approx. EUR 238 million and corporate tax loss carry-forwards of approx. EUR 237 million exist. The tax-specific contribution account amounts to approx. EUR 711 million as of this date. The assessments are subject to verification and the tax loss carry-forwards are currently the object of discussions within the scope of the company audit.

Financial basis

The TLG business model and corporate strategy are essentially based on the pillars of portfolio management, asset and property management, acquisitions and sales, as well as project development on a selective basis.

As at June 30, 2017, TLG’s real estate portfolio of the Group consisted of 386 properties with a total lettable area of approx. 1,396,261 square meters. On the same date, annual net rent amounted to approx. EUR 157.1 million, while the EPRA vacancy rate amounted to 2.9%. As at June 30, 2017, TLG’s real estate portfolio of the Group was valued at EUR 2,302.1 million.

TLG’s portfolio strategy essentially involves a concentration on the office and retail asset classes, as well as selected locations in major German cities, including hotels with long-term leases. While the office portfolio intends to focus on promising A and B towns/cities, the retail portfolio, which is characterized by local supply real estate from the food retail sector, is more diverse. Decisions on purchases and sales, as well as investments are subject to the defined portfolio strategy principles. Every asset class provides specific advantages. For example, office and retail real estate are primarily characterized by a higher average rental yield, while hotel real estate generally has long-term lease contracts.

b.	WCM

Legal and tax basis

WCM is a joint stock company under German law, with its head office in Frankfurt am Main, registered in the commercial register of the Frankfurt am Main District Court under HRB 55695, and with a domestic business address of Bleichstraße 64-66, 60313 Frankfurt am Main. The Executive Board filed for insolvency on November 8, 2006 due to bankruptcy. Proceedings commenced on November 21, 2006 at the Frankfurt am Main district court. The decision by the Frankfurt district court (insolvency court) from October 20, 2010 withdrew the insolvency proceedings pursuant to Section 258 (1) InsO (German Insolvency Code). On January 29, 2013, the company’s General Meeting resolved to continue the WCM’s operations as a going concern.

WCM’s fiscal year corresponds to the calendar year.

Pursuant to Section 2 of the Articles of Association of WCM, WCM’s business purpose involves the acquisition and management of domestic and foreign participating interests in real estate and real estate companies, including the development, letting and leasing of real estate in its own name and for its own account. WCM may realize the business purpose via subsidiaries.

WCM’s share capital currently amounts to EUR 136,802,552 and is divided into 136,802,552 WCM shares, with a calculated share in the WCM share capital of EUR 1.00 per share. WCM does not currently hold any own shares.

Upon finalizing our audit activities at 3:30 p.m. on October 6, 2017, TLG directly holds a total of 117.505.327 WCM shares, which corresponds to 85.89 % of the share capital and voting rights of WCM.

WCM shares are currently approved for trade in the regulated market of the Frankfurt Stock Exchange, as well as in the sub-segment of the regulated market with additional post-admission requirements (Prime Standard) of the Frankfurt Stock Exchange, as well as the stock exchanges in Hamburg and Stuttgart.

As the parent company, WCM performs the tasks of a management holding company. WCM’s real estate portfolios are held by subsidiaries, which are acquired as property companies or established during real estate transactions. Additional subsidiaries exist for administrative and management purposes.

As at September 30, 2017, the group of consolidated subsidiaries includes 43 companies.

WCM’s shareholdings in affiliated companies as at September 30, 2017 is as follows:

WCM - shareholding structure as of September 30, 2017	share in %
Affiliated companies, fully consolidated
1. Aschgo Gmbh & Co. KG	94.0%
2. Barisk Gmbh & Co. KG	94.0%
3. Berkles Gmbh & Co. KG	94.0%
4. Greenman 1 D GmbH & Co. KG	94.0%
5. Main Triangel Gastronomie GmbH	100.0%
6. River Berlin Immobilien GmbH & Co. KG	94.9%
7. River Bonn Immobilien GmbH & Co. KG	94.9%
8. River Düsseldorf Immobilien GmbH & Co. KG	94.9%
9. River Frankfurt Immobilien GmbH & Co. KG	94.9%
10. Triangel Frankfurt Immobilien GmbH & Co. KG	94.9%
11. WCM Besitzgesellschaft mbH & Co. KG	100.0%
12. WCM Beteiligungsgesellschaft mbH & Co. KG	100.0%
13. WCM Handelsmärkte I GmbH	100.0%
14. WCM Handelsmärkte II GmbH	100.0%
15. WCM Handelsmärkte III GmbH & Co. KG	88.0%
16. WCM Handelsmärkte IV GmbH & Co. KG	94.9%
17. WCM Handelsmärkte V GmbH & Co. KG	100.0%
18. WCM Handelsmärkte VI GmbH & Co. KG	100.0%
19. WCM Handelsmärkte VII GmbH & Co. KG	94.9%
20. WCM Handelsmärkte VIII GmbH & Co. KG	94.0%
21. WCM Handelsmärkte IX GmbH & Co. KG	94.8%
22. WCM Handelsmärkte X GmbH & Co. KG	94.8%
23. WCM Handelsmärkte XI GmbH & Co. KG	94.8%
24. WCM Handelsmärkte XII GmbH & Co. KG	94.8%
25. WCM Handelsmärkte XIII GmbH & Co. KG	94.0%
26. WCM Handelsmärkte XIV GmbH & Co. KG	94.0%
27. WCM Handelsmärkte XV GmbH & Co. KG	94.0%
28. WCM Handelsmärkte XVI GmbH & Co. KG	94.0%
29. WCM Handelsmärkte XVII GmbH & Co. KG	94.0%
30. WCM Office I GmbH	100.0%
31. WCM Office II GmbH & Co. KG	94.9%
32. WCM Office III GmbH & Co. KG	94.9%
33. WCM Office IV GmbH & Co. KG	94.9%
34. WCM Technical Services GmbH	100.0%
35. WCM Technical Services II GmbH	100.0%
36. WCM Vermögensverwaltung GmbH & Co. KG	100.0%
37. WCM Verwaltungs GmbH	100.0%
38. WCM Verwaltungs II GmbH	100.0%
39. WCM Verwaltungs III GmbH & Co. KG	100.0%
40. WCM Verwaltungs IV GmbH & Co. KG	100.0%
41. WCM Verwaltungs V GmbH	100.0%
42. WCM Verwaltungs VI GmbH	100.0%
43. WCM Verwaltungs VII GmbH	100.0%

As at December 31, 2016, expected trade tax loss carry-forwards of approx. EUR 264 million and corporate tax loss carry-forwards of approx. EUR 284 million existed. The tax-specific contribution account amounted to approx. EUR 1,415 million. The change of shareholders in 2017 is expected to result in the retention of the corporate tax loss carry-forward of EUR 238 million.

Financial basis

WCM’s core business consists of the management of its real estate portfolio. This business is divided into Asset Management, as the management of the entire portfolio, and Property Management, as the management of the individual properties.

The focus of the WCM’s business related to office real estates are objects in the city center and objects at well-established office locations in the top 7-citiies (Berlin, Düsseldorf, Frankfurt am Main, Hamburg, Köln, München and Stuttgart) and in selected B-cities in Germany. WCM endeavors to acquire high-quality real estate with solvent tenants, long-term lease contracts, and a maximum vacancy rate of 15%. In the case of retail real estate, WCM focuses on the metropolitan regions in Germany with a high population density and good infrastructure. The intention is to conclude lease contracts with renowned retail companies with a term of more than ten years, and a low vacancy rate.

As at June 30, 2017, WCM’s real estate portfolio of the Group consisted of 57 properties with a total lettable area of approx. 426,198 square meters. On the same date, annualized rental income amounted to approx. EUR 47.5 million, while the EPRA vacancy rate amounted to approx. 4.5%. As at June 30, 2017, WCM’s real estate portfolio was valued at approx. EUR 801.0 million.

WCM’s portfolio is divided into the office and retail real estate asset classes. As at June 30, 2017, the office real estate asset class accounts for approx. 44 % of the total portfolio. As at June 30, 2017, WCM’s retail real estate asset class accounts for approx. 56 % of the total portfolio. The retail real estate is broken down into shopping centers, supermarkets and home improvement stores.

1.3	Valuation date

The assessment of the adequacy of the compensation and settlement must take account of the company’s circumstances at the time the resolution on the contract is reached by its General Meeting.

As a result, the effective valuation date for determining the business value is the day of WCM’s General Meeting in which the Domination Agreement is due to be submitted for resolution.

Accordingly, in this case, November 17, 2017, as the date of the scheduled extraordinary General Meeting of WCM for the resolution, was taken as the valuation date. The valuation date therefore complies with Section 305 (3) sentence 2 AktG.

Consequently, the valuation must be based on all cash flows of the valuation objects that arise after November 17, 2017 (including in the current year). All forecast cash flows are discounted to this cut-off date and are used as a basis for determining the settlement and compensation, together with the special values.

1.4.	Valuation method

The Valuer has taken account of the principles of business valuation stipulated in opinion IDW S 1 in order to derive the value in accordance with the generally accepted methods for performing business valuations. The Valuation Expert determined the objectified business value in the form of dividend discount values in the role of a neutral appraiser within the meaning of this opinion.

Based on this Valuer’s approach, the business values of TLG and WCM, including their subsidiaries, are derived from the dividend discount value of the operating business plus the special values of the companies.

In our opinion, the above approach to derive the value is appropriate and adequately portrays TLG and WCM in the valuation models.

We have assessed the plausibility of the individual assumptions and approaches on which the valuation is based, especially with regard to the derivation of an appropriate discount rate, as well as the distributable earnings, and the capitalization of these earnings on the valuation date, and reviewed the methodology and content of the valuation. The valuation models were provided. We used these to examine the arithmetic accuracy of the valuation models by assessing the plausibility of the valuation results though our own internal calculations. We are convinced that the data as well as the calculations provided, as well as our own calculations provide an adequate basis for our audit result.

Our results are based on the information provided, as well as discussions with the individuals responsible for preparing the budgets at TLG and WCM, as well as with the Valuer and the employees. Necessary detailed information on specific questions was provided upon request.

1.5.	Historical adjustments

The forecast of future cash flows is the core problem in every business valuation. Past earning power is the fundamental starting point for assessing the plausibility of future planned earnings. As part of the assessment of the plausibility of the budget figures, the Valuer analyzed the historic net assets, financial position and results of operations of TLG and WCM for the 2014 to 2016 fiscal years, and adjusted for extraordinary effects on earnings and those related to other periods. The adjustments relate in general to expenses and income with a one-off character, or which are not related to the operating activities. The Valuer focused especially on material effects which have an impact on the derivation of the future cash flows.

First of all we have carried out our own adjustments and subsequently we have reviewed the adjustments made to past results of the Valuer and discussed these with the Valuer. The historical earnings performance is then the starting point for our plausibility assessment.

a.	TLG

Profit situation

The following adjustments were made for TLG on the part of the Valuer, which are summarized in the non operating result and are disclosed separately:

TLG - Consolidated statement of comprehensive income (in EUR million)		2014A	2015A	2016A
1.	Rental income	116.2	129.0	144.4

	Growth	n/a	11.0%	12.0%
2.	Nonattributable operating costs	-6.5	-6.2	-6.3
3.	Maintenance costs	-5.2	-6.2	-6.6
4.	Other services	-4.2	-2.5	-5.9

5.	Rental expenses	-15.9	-14.9	-18.8

	Ratio	13.7%	11.5%	13.0%

6.	Net operating income (NOI)	100.3	114.1	125.6

	Ratio	86.3%	88.5%	87.0%
7.	Other operating income	16.8	4.2	0.8
	Ratio	-14.5%	-3.2%	-0.5%
8.	Staff costs	-17.4	-12.8	-11.3
	Ratio	14.9%	9.9%	7.8%
9.	Other operating expenses	-15.7	-7.9	-7.1
	Ratio	13.5%	6.1%	4.9%

10.	EBITDA	84.0	97.6	108.0

	Ratio	72.3%	75.7%	74.8%
11.	Depreciation and amortisation	-1.2	-0.8	-0.6
	Ratio	1.1%	0.6%	0.4%

12.	EBIT	82.8	96.8	107.4

	Ratio	71.3%	75.1%	74.4%
13.	Financial result	-25.8	-24.3	-25.0

14.	EBT	57.0	72.6	82.4

	Ratio	49.0%	56.3%	57.0%

15.	Non operating income	63.3	96.6	46.3

16.	Income taxes	-31.6	-38.3	-34.5

17.	Consolidated net profit for the period/total comprehensive income	88.7	130.9	94.1

TLG - Non operating income (in EUR million)		2014A	2015A	2016A
1.	Other operating income	63.3	96.6	46.3

	Result of revaluation of investment properties	52.7	87.9	39.9
	Result of `held for sale` disposals	3.3	8.0	6.4
	Result of investment property disposals	7.3	0.8	0.0

2.	Non operating income	63.3	96.6	46.3

The Valuer has adjusted from the periods, the significant effects from the sale of inventory property and real estate held as investment properties as well as from the valuation as of the balance sheet data of the properties. In 2014 to 2016, earnings have resulted from the revaluation as well as from the sale of the properties. The earnings from the revaluation amounted to EUR 52.7 million in 2014, EUR 87.9 million in 2015 as well as EUR 39.9 million in 2016. The earnings from the sale of property amounted to EUR 10.6 million in 2014, EUR 8.8 million in 2015 and EUR 6.4 million in 2016. There were no further adjustments made.

In the following, the adjustments made by us are depicted for the sake of comparison:

TLG - Consolidated statement of comprehensive income (in EUR million)		2014A	2015A	2016A
1.	Rental income	116.2	129.0	144.4

	Growth	n/a	11.0%	12.0%
2.	Nonattributable operating costs	-6.5	-6.2	-6.3
3.	Maintenance costs	-5.2	-6.2	-6.6
4.	Other services	-4.2	-2.5	-5.9

5.	Rental expenses	-15.9	-14.9	-18.8

	Ratio	13.7%	11.5%	13.0%

6.	Net operating income (NOI)	100.3	114.1	125.6

	Ratio	86.3%	88.5%	87.0%
7.	Other operating income	3.3	1.5	0.2
	Ratio	-2.9%	-1.1%	-0.2%
8.	Staff costs	-13.4	-11.0	-10.8
	Ratio	11.6%	8.5%	7.5%
9.	Other operating expenses	-5.9	-7.9	-7.1
	Ratio	5.1%	6.1%	4.9%

10.	EBITDA	84.2	96.7	107.9

	Ratio	72.5%	75.0%	74.7%
11.	Depreciation and amortisation	-1.2	-0.8	-0.6
	Ratio	1.1%	0.6%	0.4%

12.	EBIT	83.0	95.9	107.3

	Ratio	71.4%	74.4%	74.3%
13.	Financial result	-25.8	-24.3	-25.0

14.	EBT	57.2	71.7	82.3

	Ratio	49.2%	55.6%	57.0%

15.	Non operating income	63.1	97.5	46.3

16.	Income taxes	-31.6	-38.3	-34.5

17.	Consolidated net profit for the period/total comprehensive income	88.7	130.9	94.1

TLG - Non operating income (in EUR million)		2014A	2015A	2016A
1.	Result of revaluation of investment properties	52.7	87.9	39.9

2.	Result of `held for sale` disposals	3.3	8.0	6.4

3.	Result of investment property disposals	7.3	0.8	0.0

4.	Other operating income	13.5	2.7	0.5

	Reversal of value adjustments	1.9	1.3	0.5
	Insurance compensation	1.7	0.8	0.0
	Profits from the sale of subsidiaries	0.1	0.6	0.0
	Income from the reallocation of costs related to the IPO	9.8	0.0	0.0

5.	Staff costs	-3.9	-1.8	-0.5

	Share-based remuneration component with previous shareholders related to the IPO	-3.4	-1.1	0.0
	Severance payments	-0.5	-0.7	-0.5

6.	Other operating expenses	-9.8	0.0	0.0

	Amortisation and adjustments of receivables	-1.8	-0.7	-0.6
	Main consulting fees of the IPO	-9.8	0.0	0.0

7.	Non operating income	63.1	97.5	46.3

We have adjusted the results from the revaluation and disposals of investment property in conformity with the Valuer. In addition, for the sake of comparability, we have adjusted further extraordinary earnings effects as follows.

The adjustments involve expenses as well as earnings from value adjustments on receivables, which only have a low netted earnings effect in the corresponding years.

Further one-off effects were identified as costs resulting from insurance compensations as well as profits from the sale of subsidiaries, from which it is fundamentally not to be assumed that they shall also accrue in the future or can be attributed to operative business activities.

Further adjustment of income and expenses are substantially related to the IPO in 2014. Consulting costs relating to the IPO were however largely charged on to the former shareholder, so that that in sum this did not result in any fundamental negative effects on earnings.

The adjustments for staff costs amounting to EUR 3.4 million in 2014 and EUR 1.1 million in 2015 involve expenses from the Long Term Incentive Plan, which was significantly related to the IPO. This Long Term Incentive Plan ended in 2015. The adjustments in terms of severance payments in the years 2014, 2015 and 2016 were implemented as no severance payments resulting from staff reductions are planned.

At the EBIT level, we can conclude that our additional adjustments in comparison to the Valuer did not result in any substantial income effect. The deviation of our non operating result in comparison to the Valuer amounts to EUR -0.2 million in 2014, EUR 0.9 million in 2015 and EUR 0.1 million in 2016.

Although we have used our adjusted historic earnings situation as a starting point for our plausibility work, we regard the adjustments estimated by the Valuer as appropriate in terms of reason and amount.

Assets and financial position

The following depicts the historic asset and financial situation of TLG for the years 2014 to 2016. For the sake of business valuation, the starting balance as at December 31, 2016 was adjusted by the following effects.

TLG - Consolidated statement of financial position (in EUR million)		31.12.2014A	31.12.2015A	31.12.2016A	Adjustment	31.12.2016A adjusted
I.	Non-current assets	1.522,2	1.776,8	2.238,2	70,1	2.308,3

1.	Intangible assets	1,7	1,6	1,4	0,0	1,4
2.	Fixed assets	1.512,2	1.758,5	2.231,9	70,1	2.302,0
a)	Investment property	1.489,6	1.739,5	2.215,2	70,1	2.285,3
b)	Owner-occupied properties	12,9	9,3	6,1	0,0	6,1
c)	Other equipment, operating and office equipment	1,2	0,5	0,6	0,0	0,6
d)	Other fixed assets	8,4	9,2	10,0	0,0	10,0
3.	Financial assets	8,4	16,8	4,9	0,0	4,9

II.	Current assets	215,8	222,6	106,6	35,2	141,7

1.	Inventory	1,5	1,1	1,1	0,0	1,1
2.	Receivables and other assets	35,7	21,0	14,4	0,0	14,4
3.	Cash and cash equivalents	152,6	183,7	68,4	54,3	122,7
4.	Other current assets	26,0	16,8	22,7	-19,2	3,5
a)	Other assets held for sale	22,0	15,9	19,2	-19,2	0,0
b)	Other current financial assets	1,0	0,9	0,9	0,0	0,9
c)	Deferred tax assets	3,0	0,0	2,7	0,0	2,7

III.	Total assets	1.738,0	1.999,5	2.344,8	105,2	2.450,0

TLG - Consolidated statement of financial position (in EUR million)		31.12.2014A	31.12.2015A	31.12.2016A	Adjustment	31.12.2016A adjusted
I.	Equity	748,0	967,9	1.009,5	120,0	1.129,5

II.	Accruals	156,2	188,3	219,5	0,0	219,5

1.	Other current accruals	5,7	2,4	1,8	0,0	1,8
2.	Deferred tax liabilities	150,5	185,9	217,7	0,0	217,7

III.	Interest-bearing liabilities	796,5	806,7	1.069,1	-14,8	1.054,4

1.	Current liabilities to financial institutions	39,3	36,0	65,2	0,0	65,2
2.	Non-current liabilities to financial institutions	731,1	746,7	975,2	0,0	975,2
3.	Pension liabilities	8,2	8,1	8,3	0,0	8,3
4.	Non-current derivative financial instruments	17,8	15,9	20,4	-14,8	5,6

IV.	Non-interest-bearing liabilities	37,4	36,6	46,6	0,0	46,6

V.	Total Equity and liabilities	1.738,0	1.999,5	2.344,8	105,2	2.450,0

The non-cash, income-relevant revaluations from the fair-value assessment of the investment property amounting to EUR 70.1 million in the first half-year of 2017 have already been adjusted as at December 31, 2016.

Cash and cash equivalents were increased in the starting balance 2016 by the capital increase amounting to EUR 113.7 million in the first half-year of 2017 and reduced by the dividends paid out in the first half of 2017 amounting to EUR 59.3 million, as they are not to be included in the determination of the company valuation on the valuation date.

The other current assets were adjusted in the starting balance 2016 by other assets held for sale amounting to EUR 19.2 million and were regarded as a special value by the amount of their book value.

The non-current derivative financial instruments result from interest rate hedge transactions and represent liabilities. In the first half year of 2017 the non-current derivative financial instruments have decreased to EUR 5.6 million as a result of revaluations amounting to EUR 14.8 million. The revaluations were adjusted in the starting balance resulting in neither profit nor loss, as no changes in the actual value of the derivative financial instruments are planned in the future balance sheet. Only non-cash interest expenses are included in the planning.

The adjustments of equity result from the aforementioned effects.

We regard the adjustment of the asset and financial situation of the Valuer as at December 31, 2016 as appropriate in terms of reason and amount and have adopted it as the starting point for our plausibility work.

b.	WCM

Profit situation

The following adjustments were made for WCM on the part of the Valuer, which are summarized in the non operating result and are disclosed separately:

WCM - Consolidated statement of comprehensive income (in EUR million)		2014A	2015A	2016A
1.	Rental income	0.0	10.4	32.6

	Growth	n/a	n/a	212.2%
2.	Nonattributable operating costs	0.0	-0.6	-0.9
3.	Maintenance costs	0.0	-0.3	-0.4
4.	Other services	0.0	0.0	-1.4

5.	Rental expenses	0.0	-0.9	-2.8

	Ratio	n/a	8.5%	8.6%

6.	Net operating income (NOI)	0.0	9.6	29.8

	Growth	n/a	91.5%	91.4%
7.	Other operating income	1.0	3.0	1.5
	Ratio	n/a	28.8%	4.5%
8.	Staff costs	-0.2	-1.5	-4.6
	Ratio	n/a	14.6%	14.0%
9.	Other operating expenses	-1.5	-6.7	-12.9
	Ratio	n/a	64.3%	39.4%

10.	EBITDA	-0.7	4.3	13.8

	Ratio	n/a	41.4%	42.4%
11.	Depreciation and amortisation	0.0	-0.4	-1.1
	Ratio	n/a	3.4%	3.3%

12.	EBIT	-0.7	4.0	12.7

	Ratio	n/a	38.0%	39.0%
13.	Financial result	-0.2	-2.1	-7.1

14.	EBT	-0.9	1.9	5.6

	Ratio	n/a	18.1%	17.2%

15.	Non operating income	0.0	54.9	30.0

16.	Income taxes	2.1	0.9	-17.0

17.	Consolidated net profit for the period/total comprehensive income	1.2	57.7	18.6

WCM - Non operating income (in EUR million)		2014A	2015A	2016A
1.	Other operating income	0.0	54.9	30.0

	Result from fair value adjustment	0.0	54.9	29.2
	Result of investment property disposals	0.0	0.0	0.8

2.	Non operating income	0.0	54.9	30.0

The Valuer has adjusted from the periods, the significant effects from the disposal of investment properties as well as from the fair value adjustments of investment properties. In 2015 and 2016, earnings have resulted from the fair value adjustments as well as from the disposal of investment properties in 2016. The earnings from the revaluation amounted to EUR 54.9 million in 2015 as well as EUR 29.2 million in 2016. The earnings from the disposal of investment property amounted to EUR 0.8 million in 2016. There were no further adjustments made.

In the following, the adjustments made by us are depicted for the sake of comparison:

WCM - Consolidated statement of comprehensive income (in EUR million)		2014A	2015A	2016A
1.	Rental income	0.0	10.4	32.6

	Growth	n/a	n/a	212.2%
2.	Nonattributable operating costs	0.0	-0.6	-0.9
3.	Maintenance costs	0.0	-0.3	-0.4
4.	Other services	0.0	0.0	-1.4

5.	Rental expenses	0.0	-0.9	-2.8

	Ratio	n/a	8.5%	8.6%

6.	Net operating income (NOI)	0.0	9.6	29.8

	Growth	n/a	91.5%	91.4%
7.	Other operating income	0.2	1.0	0.5
	Ratio	n/a	9.1%	1.5%
8.	Staff costs	-0.2	-1.5	-3.7
	Ratio	n/a	14.3%	11.2%
9.	Other operating expenses	-1.5	-6.7	-9.2
	Ratio	n/a	64.3%	28.2%

10.	EBITDA	-1.5	2.3	17.4

	Ratio	n/a	22.1%	53.4%
11.	Depreciation and amortisation	0.0	-0.4	-1.1
	Ratio	n/a	3.4%	3.3%

12.	EBIT	-1.5	1.9	16.3

	Ratio	n/a	18.6%	50.1%
13.	Financial result	-0.2	-2.1	-7.1

14.	EBT	-1.7	-0.1	9.2

	Ratio	n/a	-1.2%	28.2%

15.	Non operating income	0.8	56.9	26.4

16.	Income taxes	2.1	0.9	-17.0

17.	Consolidated net profit for the period/total comprehensive income	1.2	57.7	18.6

WCM - Non operating income (in EUR million)		2014A	2015A	2016A
1.	Result from fair value adjustment	0.0	54.9	29.2

2.	Result of investment property disposals	0.0	0.0	0.8

3.	Other operating income	0.8	2.1	1.0

	Reversal of accruals	0.7	0.0	0.1
	Termination of rental guarantee	0.0	0.7	0.0
	Income from compensation for damages	0.0	0.6	0.5
	Income from contractual protection clauses	0.0	0.5	0.0
	Income from derecognition of liabilities	0.1	0.1	0.3
	Income from the reduction of value correction of receivables	0.0	0.1	0.0

4.	Staff costs	0.0	0.0	-0.9

	Granting stock options	0.0	0.0	-0.9

5.	Other operating expenses	0.0	0.0	-3.6

	Bad debts	0.0	0.0	-3.6

6.	Non operating income	0.8	56.9	26.4

We have adjusted the results from the revaluation and disposal of investment property in conformity with the Valuer.

In addition, for the sake of comparability, we have adjusted further extraordinary earnings effects as follows.

The adjustments performed by us involve income from the reversal of accruals in 2014 and 2016, income from the derecognition of liabilities in 2014, 2015 and 2016 as well as earnings from the reduction of the value correction of receivables in 2015.

Further one-off effects were identified as income from compensation for damages in 2015 amounting to EUR 0.6 million and 2016 amounting to EUR 0.5 million, from which it is fundamentally not to be assumed that they shall also accrue in the future or can be attributed to operative business activities.

Furthermore, we have adjusted income from the termination of a rental guarantee for a property in Bremerhaven in 2015 amounting to EUR 0.7 million, which represent a one-off effect. Further adjustments include income from the activation of a claim from a contractual protection clause in 2015 amounting to EUR 0.5 million, which however was rendered irrecoverable in 2016 and whose operational expenses recorded under bad debts were adjusted by us in 2016 in the same amount. Further adjustments from bad debts in 2016 include a one-off value adjustment amounting to EUR 3.1 million for an acquisition portfolio.

The adjustment for expenses for the grant of stock options in personnel expenses in 2016 amounting to EUR 0.9 million were performed, as they represent one-off effects and are not included in the planning.

The deviation of our non operating income in comparison to the Valuer amounts to EUR 0.8 million in 2014, EUR 2.0 million in 2015 and EUR -3.6 million in 2016. Against the background of the resumption of business activities of WCM in 2014 and the strong growth, it must be taken into account that the historical comparison for planning purposes is only possible to a limited extent.

Although we have used our adjusted, historic earnings situation as a starting point for our plausibility work, we also regard the adjustments estimated by the Valuer as appropriate in terms of reason and amount for valuation purposes.

Assets and financial position

The following depicts the historic asset and financial situation of WCM for the years 2014 to 2016. For the sake of business valuation, the starting balance as at December 31, 2016 was adjusted by the following effects.

WCM - Consolidated statement of financial position (in EUR million)		31.12.2014A	31.12.2015A	31.12.2016A	Adjustment	31.12.2016A adjusted
I.	Non-current assets	20,8	520,6	678,3	27,4	705,7

1.	Intangible assets	0,0	0,1	0,2	0,0	0,2
2.	Fixed assets	17,8	506,2	665,6	27,4	693,0
a)	Investment property	17,3	501,5	662,1	27,4	689,5
b)	Other equipment, operating and office equipment	0,5	4,7	3,1	0,0	3,1
c)	Other fixed assets	0,0	0,0	0,4	0,0	0,4
3.	Other assets	3,0	14,3	12,6	0,0	12,6
a)	Financial assets	0,6	3,4	7,0	0,0	7,0
b)	Deferred tax assets	2,4	10,9	5,5	0,0	5,5

II.	Current assets	23,1	30,3	31,9	-2,0	29,9

1.	Receivables	0,0	0,3	0,1	0,0	0,1
2.	Cash and cash equivalents	19,4	11,1	10,0	-2,0	8,0
3.	Other Assets	3,7	18,9	21,8	0,0	21,8
a)	Other assets held for sale	0,0	4,2	0,0	0,0	0,0
b)	Advance payments	3,1	0,1	0,4	0,0	0,4
c)	Other current financial assets	0,6	14,6	21,4	0,0	21,4

III.	Total assets	43,9	550,9	710,3	25,4	735,7

WCM - Consolidated statement of financial position (in EUR million)		31.12.2014A	31.12.2015A	31.12.2016A	Adjustment	31.12.2016A adjusted
I.	Equity	31,8	269,6	315,9	25,4	341,3

II.	Accruals	0,3	6,5	17,4	0,0	17,4

1.	Other current accruals	0,3	1,8	2,8	0,0	2,8
2.	Deferred tax liabilities	0,0	4,7	14,6	0,0	14,6

III.	Interest-bearing liabilities	8,2	264,1	361,9	0,0	361,9

IV.	Non-interest-bearing liabilities	3,6	10,7	15,1	0,0	15,1
1.	Trade payables	3,5	6,1	5,9	0,0	5,9
2.	Other liabilities	0,1	4,7	9,2	0,0	9,2

V.	Total Equity and liabilities	43,9	550,9	710,3	25,4	735,7

The planned, non-cash earnings relevant revaluations from the fair-value assessment of the investment properties for the years 2017 and 2018 amounting to EUR 27.4 million have already been recorded as at December 31, 2016, in order to achieve a non-distorted derivation of the cash flow for the company valuation. In the first half year of 2017, earnings amounting to EUR 16.2 million from the valuation of the investment properties could be observed.

Cash and cash equivalents were reduced in the starting balance 2016 by the dividends paid out before the valuation date amounting to EUR 13.2 million and increased by the capital increases amounting to EUR 11.2 million, as they are not to be included in the determination of the company valuation on the valuation date. The capital increases involved the mandatory convertible notes in the first half-year of 2017 amounting to EUR 6.0 million as well as a provisioning amount paid by the Executive Board amounting to EUR 5.2 million as a result of the conversion of share options within the framework of the take-over by TLG.

The adjustments of equity result from the aforementioned effects.

We regard the adjustment of the asset and financial situation of the Valuer as appropriate in terms of reason and amount and have adopted it as the starting point for our plausibility work.

1.6.	Synergies

In accordance with IDW S 1, marginal number 34, in the objectivized company valuation, the so-called pseudo synergies can be taken into account in individual cases. Pseudo synergies are characterized by the fact that they can be realized without the execution of the measure on which the valuation scenario is based. To this extent, a differentiation is to be made in terms of the Dominant Agreement between pre-contractual and contractual synergies. The pre-contractual synergies are to be realized without the conclusion of a Dominant Agreement and can be taken into account accordingly in the determination of objectified corporate values in individual cases. By contrast, contractual synergies, so-called real synergy effects, which can only be realized by the conclusion of an Intercompany Agreement between the parties involved, must not be taken into account.

Within the framework of the determination of the objectified business value, the surpluses from these pseudo, pre-contractual synergy effects are only to be taken into consideration to the extent that the synergy-providing measures have already been implemented or documented in the business concept.

Not adequately substantiated pseudo synergies

TLG and WCM have concluded within the framework of a general agreement that following the successful execution of the takeover offer, an integration project is to be initiated immediately in order to realize expected synergy and efficiency potentials. The integration project is to be completed within a six-month conception phase. Within the framework of the conception phase, sub-projects shall be defined on the basis of the fundamental business processes, which will each be managed by an employee of TLG. Following this conceptual phase, a further six-month implementation phase should largely establish the prerequisites for the exploitation of the identified synergy and efficiency potentials and to adjust the processes, operative procedures and organizational structure of the combined enterprise.

These projects have not yet begun. It has to be assumed that even at the valuation date no integration project has worked out adequately substantiated measures.

Accordingly, the synergies expected from this projects could also not be taken into consideration as pseudo synergies in the valuation of TLG and WCM on the valuation date, as not a single measure has been implemented, nor has it been concretely and plausibly documented in the business concept (IDW S 1, txt. 34; WP-Manual, Volume II, 14th edition, p. 28, txt. 91). Pseudo synergies and economies of scope (e.g. cost savings through the combination of central commercial and administrative functions, mutual use of capacities) to be realized in the future generally require a change of the business concept and concrete assumptions about the cooperation behavior (WP Manual, Volume II, 14th edition, p. 28, txt. 91).

The synergies effects of approx. EUR 5 million stated within the framework of the submission of the takeover offer on the other hand are based on a rough and subjective estimation of synergy potential related to the above mentioned synergies from the projects that is potentially to be realized in the future following full integration of WCM in TLG. However, as a consequence of the temporal proximity between the day of the execution of the takeover offer and the valuation date, the measures required to this end have neither been implemented at the moment nor have they be adequately substantiated in a business concept of TLG or WCM yet.

Real (contractual) synergies, not to be taken into account

On September 29, 2017, the Executive Board of WCM concluded termination agreements with WCM as a consequence of the takeover with effect as of November 30, 2017, which are conditional upon the settlement of the takeover. As a result of the takeover three further executives in management positions have also concluded termination agreements with the termination date as of March 31, 2018. These termination agreements are connected to the guaranteed change of control clauses in the employment contracts.

The planning of WCM assumes a corresponding replacement of the positions under the same financial terms and conditions. Possible cost savings that might accrue from the replacement of the Executive Board of WCM by the existing Executive Board of TLG as well as from the takeover of functions from executives in management positions of WCM by executives in management positions of TLG are not included in the planning of WCM. This is because these synergies can solely be realized upon conclusion of the Domination Agreement. In this context, the Executive Board of TLG assured that due to reasons of liability, it will only take over the functions of the Executive Board of WCM, if a Domination Agreement is concluded. Further, the takeover or partial takeover of the functions from WCM executives in management positions by TLG executives in management positions will only take place, if the Domination Agreement restricts the independent management of the Company.

The synergies theme has been extensively discussed and analyzed with the valuation expert and TLG as well as WCM. Based on the aforementioned reasons we regard the non-consideration of synergy potentials in the planning of TLG and WCM by the Valuer as appropriate.

1.7.	Derivation of WCM earnings to be capitalized

1.7.1.	Underlying planning and planning process

According to the principles of IDW S 1 – as described above – it is assumed that WCM will have an unlimited life. Because a dedicated plan cannot reliably be derived for an unlimited period, a distinction was made between a detailed planning phase (2017 until 2021) which was adopted by the Executive Board, a phase with a forecast budget and the perpetuity phase (“Phase of Continuance”) – as is standard for business valuations. In this case, the forecast budget was completed by a self-made extended planning phase (2022 until 2026) by WCM and was transferred with the help of a valuation-specific convergence phase (2027) in a normalized, sustainable result for the perpetuity phase.

The Valuer adequately presented the planning process in its report. We have convinced ourselves of the accuracy of the presentation in discussions with the WCM planning officers.

1.7.2	Adherence to the budget

For the assessment of budget adherence, we have performed a plan/actual comparison on the basis of the results from rental earnings and at the EBIT level.

In the assessment of the adherence to the budget however, it must be taken into consideration that WCM has, since the termination of the insolvency proceedings, been operative once again since late 2014 and has since massively expanded its real-estate portfolio. As a result of the massive operative expansion of business activities, special and one-off effects occur that are not taken into consideration in the planning.

The table below depicts a plan/actual comparison for the selected indicators:

Adherence to the budget - WCM			Difference
in EUR million	Plan	Act.	in Mio.	in%
2015
Net rental income	8.8	9.6	0.8	8.6%

Staff and other operating costs	-8.3	-8.6	-0.3	3.8%
Other expenses and income	0.0	3.0	3.0	—

EBIT before fair value adjustments of investment property	0.5	4.0	3.5	>100%

Net gain from fair value adjustments	0.0	54.9	54.9	—

EBIT	0.5	58.9	58.4	>100%

2016
Net rental income	26.3	29.8	3.5	13.3%

Staff and other operating costs	-6.7	-18.5	-11.8	>100%
Other expenses and income	-0.8	1.5	2.2	>100%
Net gain from sale of property held for sale	1.1	0.8	-0.3	-27.1%

EBIT before fair value adjustments of investment property	20.0	13.5	-6.4	-32.2%

Net gain from fair value adjustments	0.0	29.2	29.2	—

EBIT	20.0	42.7	22.8	114.1%

The positive planning deviations of the results from rental income in 2015 amounting to EUR 0.8 million can be attributed to higher yields and lower expenses from the management of the buildings. The positive deviation in the result of the rental income fundamentally results from additional portfolio purchases, which took place earlier than planned; at the same time, a later portfolio purchase took place with a lower opposite effect. The other positive plan deviation for the other expenses and income in 2015 largely results from non-planned one-off effects, such as income from the termination of a rental guarantee, compensation for damage or a contractual protection clause.

The positive planning deviations of the results from rental income in 2016 amounting to EUR 3.5 million can be attributed to higher yields and lower expenses from the management of the buildings. The higher revenues essentially result from the additional unplanned rental income within the framework of the purchase of the retail center Straubing. The lower expenses from building management can be fundamentally attributed to the activation of construction costs, which have been recognized as expenses in the planning. The negative plan deviation in the area of personnel and administration costs amounting to EUR 11.8 million can be attributed to various special and one-off effects. These deviations can be essentially explained by unplanned transaction costs, costs for terminated transactions as well as bad debts. Plus, increased personnel costs arose as a result of a stock option program.

Overall, despite past budget transgressions, we consider the use of the budget as a basis for deriving the business value to be appropriate.

1.7.3.	Assessment of the plausibility of the budgeted figures

To assess the plausibility of the budget calculations, we analyzed the planned earnings of WCM in light of the earnings achieved in the past, the current economic and legal framework conditions, as well as the market environment. To do so, we first examined the documents made available to us. A fundamental element of the documentation was the auditor’s report of ValueTrust, in which the budget of WCM was plausibilized commensurate to the requirements of the IDW practical reference 2/2017. Based on the mathematical and formal plausibility of the budget, its material internal as well as external plausibility was performed by market and competition analysis as well as a SWOT analysis. We then held more detailed discussions with the WCM planning officers, as well as the Valuer to assess the plausibility. In addition, the Valuer and WCM provided additional documents and analyses with regard to the steps taken to assess the plausibility of the budget. The WCM budget officers and the Valuer willingly provided additional information and documents upon request.

Moreover, we assessed the plausibility of the budget based on the data provided by WCM and the Valuer, as well as based on or own market research.

a.	Significant market development

Market situation for office real estate in Germany – General information

The economic situation in Germany, measured based on key macroeconomic indicators, developed positively in the period from 2012 to 2016.

Figure: Development of key macroeconomic indicators between 2012 and 2016; (percentage change compared to the previous year; except for the unemployment rate);

Source: Federal Statistical Office

The unemployment rate fell moderately, from 6.7 % to 5.7%, between December 2012 and August 2017 (cf. homepage of the Federal Statistical Office, last accessed: August 31, 2017). The German Council of Economic Experts forecasts a continued stable German economy for 2017, yet a slight rise in the unemployment rate to approx. 6.0 % is expected during the year. This rate of unemployment is also expected in 2018 (cf. German Council of Economic Experts, Economic Forecast 2017 and 2018, p. 16).

GDP has also developed positively over the past few years and recorded an average annual growth rate (“CAGR”) of 1.3 % between 2012 and 2016. This positive trend continued in the first half of 2017. GDP rose by 2.0 % compared to the same period the previous year. Overall, a rise in GDP of 1.4 % is forecasted in 2017, and 1.6 % in 2018 (cf. German Council of Economic Experts, Economic Forecast 2017 and 2018, p. 16).

Overall, construction investment developed positively between 2012 and 2016. Following a negative growth rate of -0.7 % in 2012 from the previous year, positive growth rates were consistently reported in the following years. Overall, construction investment rose at a CAGR of approx. 1.0 % in this period.

In total, investment in commercial real estate rose at an average annual growth rate of approx. 19.8 % between 2012 and 2016. Compared to retail real estate, investment in office real estate recorded a disproportionately high growth rate in the same period. While investment in retail real estate rose at an average annual growth rate of 13.6 % during this period, investment in office real estate rose by an average of 21.3 % per annum in the same period.

Figure: Investment in commercial real estate in Germany between 2012 and 2016 (in millions of euros);

Source: statista.de; BNP Paribas

The developments of the individual office and retail segments are analyzed in detail below.

For the office segment, which represents approx. 45 % of TLG and 44 % of WCM’s rental income, the representative developments of the important locations of Berlin and Frankfurt am Main for TLG and WCM are presented. The geographic spread of the TLG and WCM portfolio is greater for the retail segment, which represents approx. 40 % of TLG and 56 % of WCM’s rental income. The development of the national retail real estate market was therefore presented.

Market situation for office real estate in Berlin

The office market in Berlin has developed extremely positively in the past few years. The vacancy rate continuously decreased until mid-2017 and reached a rate of 2.7 % in the first half of 2017 compared to a vacancy rate of 7.0 % in 2012.

Figure: Development of the vacancy rate of office space in Berlin (in %);

Source: Statista dossier, Colliers International Marktbericht Berlin 1. Halbjahr 2017

Measured based on office space turnover1, Berlin is in top spot in the German office markets. In 2016, office space turnover, incl. owner-occupiers, reached approx. 863,000 m², a rise of approx. 2.4 % from the previous year (2015: approx. 843,000 m²). In the period under review between 2012 and 2016, office space turnover rose at a CAGR of approx. 7.9%.

Figure: Development of office space turnover in Berlin (in 1,000 m²);

Source: Colliers International City Survey Deutschland 2015/2016; Colliers International Marktbericht Berlin

1. Halbjahr 2017

[1]	Office space turnover is the sum of all areas that are let, leased, or sold to owner-occupiers, or realized by owner-occupiers in a distinct market.

After a brief decline in investment in real estate in 2013 – recognizable by the fall in office space turnover in Berlin in 2013 – demand for investment in real estate subsequently rose significantly as a result of the low yields on alternative investments, such as 10-year government bonds, among other things. This resulted in a rise in peak and average rents in Berlin. While peak rents remained constant, at an average of 22 EUR/m² in 2012 and 2013, the reached 25.30 EUR/m² in 2016. In the period under review from 2012 to 2016, the CAGR for the increase in peak rents amounted to approx. 3.6%.

The average rents for offices in Berlin also remained at a constant level of 13 EUR/m² in 2012 and 2013. By contrast, in 2016, average rents reached 15.50 EUR/m², which corresponds to an average annual growth rate of approx. 4.5 % in the period under review between 2012 and 2016.

Figure: Development of peak and average rents (in EUR/m²) in Berlin;

Source: Colliers International City Survey Deutschland 2015/2016; Colliers International Marktbericht Berlin

1. Halbjahr 2017

An acceleration in the growth rate of peak and average rents was identified in the first half of 2017. The peak rent rose to 29.20 EUR/m², a rise of approx. 15.4 % from 2016. Meanwhile, the average rent for Berlin office real estate amounted to 17 EUR/m² in the first half of 2017, a rise of approx. 9.7 % from 2016. Berlin remained Germany’s third most expensive office location, behind Frankfurt and Munich (cf. Colliers International Marktbericht Berlin 1. Halbjahr 2017, p. 4).

Market outlook for office real estate in Berlin

Due to an above-average first half of 2017 and Berlin’s appeal, industry experts are expecting a record result in the office market in Berlin in the short-term (cf. Colliers International Marktbericht Berlin 1. Halbjahr 2017, p. 5).

The medium-term forecast for the Berlin office market is also positive. Growth at a CAGR of 2.4%, measured based on the achievable peak rent, is expected between 2016 and 2021 (cf. Deka Immobilien Monitor Ausgabe 2017, p. 36).

Market situation for office real estate in Frankfurt am Main

Frankfurt am Main also reported a positive development in the vacancy rate between 2012 and 2016. In 2016, the vacancy rate for office space in Frankfurt am Main amounted to approx. 11.2%, compared to a vacancy rate of 13.9 % in 2012. The continued reduction in the vacancy rate since 2013, even though office space turnover fell in 2013 and 2014 (cf. the following two figures) was due to the fact that outdated office buildings were converted into residential and hotel space, and therefore removed from the office real estate market (cf. Colliers International City Survey Deutschland 2015/2016, p. 19).

Figure: Development of the vacancy rate of office space in Frankfurt (in %);

Source: Colliers International Marktbericht Frankfurt 1. Halbjahr 2017

Office space turnover also developed positively overall between 2012 and 2016. Following two years of falling office space turnover in 2013 and 2014, a positive trend has been recorded in the past two years. In 2016, office space turnover amounted to approx. 552,000 m², compared to 390,000 m² in the previous year (+42%), and was above the average for the five- and ten-year period. Overall, office space turnover rose at an average growth rate of approx. 2.5 % in the five years from 2012 to 2016. Office space turnover of approx. 245,000 m² was recorded in the first half of 2017. This is a rise of around 16 % from the same period last year (cf. Colliers International Marktbericht Frankfurt 1. Halbjahr 2017, p. 2).

Figure: Development of office space turnover in Frankfurt (in 1,000 m²);

Source: Colliers International Marktbericht Frankfurt 1. Halbjahr 2017

Measured based on the peak and average rent, the real estate market reported a positive development between 2012 and 2016. Peak rents rose to 37.50 EUR/m² in 2016 from 35.00 EUR/m² in 2011. This resulted in a CAGR of approx. 1.7 % for this period.

Average rents reported a similar result and rose to approx. 18.70 EUR/m² in 2016 from 17.50 EUR/m² in 2012. The CAGR for the period between 2012 and 2016 amounted to 1.7%.

Figure: Development of peak and average rents (in EUR/m²) in Frankfurt;

Source: Colliers International City Survey 1. Halbjahr 2017

Only slight growth in peak and average rents was recorded in the first half of 2017. Peak rent remained constant at 37.50 EUR/m². The average rent for Frankfurt office real estate rose moderately in the first half of 2017, to 18.80 EUR/m² or approx. 0.5 % from the end of 2016 (cf. Colliers International City Survey 1. Halbjahr 2017, p. 19)

Market outlook for office real estate in Frankfurt am Main

Even after the above-average rise in office space turnover in the first half of 2017 from the same period the previous year, industry experts continue to expect dynamic demand in the coming months (cf. Colliers International Marktbericht Frankfurt 1. Halbjahr 2017, p. 5).

The Frankfurt am Main office market is also expected to develop positively in the medium-term. Growth at a CAGR of 2.4%, measured based on the achievable peak rent, is expected between 2016 and 2021 (cf. Deka Immobilien Monitor Ausgabe 2017, p. 36).

Market situation for retail real estate in Germany

In 2016, specialist retailers and supermarkets, as well as discounters, accounted for the largest share of investment in retail real estate at 49%. The share of investment in shopping centers amounted to 17%. Other investments included commercial buildings (24%) and department stores (10%).

Figure: Retail investments by property type in Germany as at 12/31/2016;

Source: BNP Paribas Retailmarkt Deutschland 2017

Measured based on average peak rents in the top 7 locations, investors in prime locations recorded a positive development between 2012 and 2016. During this period, average monthly rents rose from 252 EUR/m² in 2012 to 288 EUR/m² in 2016. This resulted in growth at a CAGR of approx. 3.4 % in this period. Peak rents in the so-called Regional 12 cities also developed positively in the same period, but not with the same momentum. In 2016, an average monthly rent of 132 EUR/m² was achieved in prime locations, compared to 124 EUR/m² in 2012. Peak rents for prime locations therefore rose at an average annual growth rate of approx. 1.6 % between 2012 and 2016.

For 2017, an increase in the average peak rent in the Top 7 of just approx. 0.3 % is forecast. Peak rents in the Regional 12 cities are also expected to grow slightly. In 2017, growth of approx. 0.4 % from the previous year is expected.

Figure: Retail real estate market Top 7 and Regional 12 average peak rents (net) 2012 to 2016; 2

Source: DG Hyp regionale Immobilienzentren Deutschland 2016 und 2017

The average rent for real estate in secondary locations in the Top 7 cities as well as in the Regional 12 cities also rose slightly between 2012 and 2016. The secondary locations in the Top 7 cities recorded an average rent of approx. 22.00 EUR/m² in 2016 (2012: 21 EUR/m²). This resulted in an average annual growth rate of approx. 1.4 % between 2012 and 2016. The average rents for real estate in secondary locations in the Regional 12 cities did not rise in the same period, and the average monthly rent remained at approx. 11.00 EUR/m².

No growth is forecast for either the Regional 12 as well as the Top 7 cities in 2017. The rent level is expected to remain at the previous year’s level.

[2]	Top 7: Berlin, Düsseldorf, Frankfurt a.M., Hamburg, Cologne, Munich and Stuttgart.

Regional 12: Augsburg, Bremen, Darmstadt, Dresden, Essen, Hanover, Karlsruhe, Leipzig, Mainz, Mannheim, Münster and Nuremberg.

Figure: Retail real estate market Top 7 and Regional 12 average rents in secondary locations (net) 2012 to 2016;

Source: DG Hyp regionale Immobilienzentren Deutschland 2016 und 2017

Retail in Germany

The development of the retail sector has an indirect influence on the development of investments in retail real estate. Between 2012 and 2016, retail sales revenue rose at an average annual growth rate of approx. 2.0%. In 2016, the entire industry recorded sales revenue of approx. EUR 482.2 billion.

Figure: Development of retail sales revenue between 2012 and 2016;

Source:  http://www.einzelhandel.de/index.php/presse/zahlenfaktengrafiken/item/110189-umsatzentwicklungimeinzel-handel; last accessed: 09/06/2017.

With regard to sales channels, e-commerce and the mail-order sector reported a significant rise in market share in relation to the industry’s total income between 2012 and 2016. In 2015, the market share amounted to approx. 8.3% (2012: 5.2%).

Outlook for retail in Germany

The development of the retail sector provides an indirect indication of future investment in retail real estate. According to the forecasts of the HDE Handelsverband Deutschland (German Retail Association), an increase in sales revenue of approx. 2.0 % is expected in 2017. According to forecasts by the HDE, this will result in total industry sales revenue of approx. EUR 491.9 billion. According to a study by the Bavarian Ministry of Economic Affairs and Media, Energy and Technology (E-Commerce-Strategien für den mittelständischen Einzelhandel Ausblick 2020 [E-Commerce Strategies for Mid-Size Retailing—Outlook for 2020]), retail sales will continue to record a low level of growth in the coming years. Annual growth rates of approx. 1.3 % are forecast. The combination of both forecasts leads to an average annual growth rate of 1.4 % for the industry until 2020.

Figure: Retail sales from 2016 to 2020.

Source: Bavarian Ministry of Economic Affairs and Media, Energy and Technology: E-Commerce-Strategien für den mittelständischen Einzelhandel Ausblick 2020;

http://www.einzelhandel.de/index.php/presse/zahlenfaktengrafiken/item/110189-umsatzentwicklungimeinzel-handel; last accessed: 09/06/2017

A trend, whose development can have a significant long- and medium-term influence on the retail real estate segment, is the constant rise in the market share of e-commerce in retail sales revenues. This may result in substitution effects, as e-commerce places different requirements on real estate compared to the over-the-counter retail segment. This could lead to stagnating or falling investment in retail real estate in the long- and medium-term, to be replaced by investments in logistics halls and warehouses. The e-commerce segment places greater importance on modern logistics facilities than retail real estate, which is primarily used by the over-the-counter retail segment.

Hotel market in Germany

The hotel market in Germany has developed extremely positively in the past few years measured based on the transaction volume. The transaction volume of hotel real estate achieved a record result of EUR 5,161 million in 2016. In 2012, investment in hotel real estate amounted to just EUR 1,282 million. Consequently, in the period under review between 2012 and 2016, the transaction volume rose at a CAGR of approx. 41.7%.

Figure: Development of the transaction volume for hotels in Germany (in millions of euros);

Source: Colliers Deutschland Marktbericht Hotel 1. Halbjahr 2017.

In the first half of 2017, the investment market could not build on the record year in 2016 measured based on the transaction volume. Industry experts believe that this is due to a looming product shortage (cf. Colliers Deutschland Marktbericht Hotel 1. Halbjahr 2017, p. 1). However, the overall expectation for 2017 is that the transaction volume will approach the previous year’s value, as the hotel real estate market tends to rally towards the end of the year. Demand for hotel real estate remains high (cf. Colliers Deutschland Marktbericht Hotel 1. Halbjahr 2017, p. 3).

Tabular summary

The market development can be summarized as follows:

Period	Market	Indicator	CAGR
2012 to 2016	General economic situation	GDP	1.3%
2012 to 2016	General economic situation	Construction investment	1.0%

2012 to 2016	Commercial real estate	Investment	19.8%

2012 to 2016	Office real estate	Investment	21.3%
2012 to 2016	Office market Berlin	Office space turnover	7.9%
2012 to 2016	Office market Berlin	Peak rent	3.6%
2012 to 2016	Office market Berlin	Average rent	4.5%
first half 2017	Office market Berlin	Peak rent	15.4%**
first half 2017	Office market Berlin	Average rent	9.7 **
2012 to 2016	Office market Frankfurt	Office space turnover	2.5%
2012 to 2016	Office market Frankfurt	Peak rent	1.7%
2012 to 2016	Office market Frankfurt	Average rent	1.7%
first half 2017	Office market Frankfurt	Peak rent	0.0%**
first half 2017	Office market Frankfurt	Average rent	0.5%**

2012 to 2016	Retail real estate	Investment	13.6%
2012 to 2016	Retail real estate	Peak rent Top 7 cities	3.4%
2012 to 2016	Retail real estate	Peak rent Regional 12 cities	1.6%
2012 to 2016	Retail real estate	Average rent non-central positions Top 7 cities	1.4%
2012 to 2016	Retail real estate	Average rent non-central positions Regional 12 cities	0.0%
2012 to 2016	Retail	Turnover	2.0%

2012 to 2016	Hotel real estate	Investment	41.7%

2017	General economic situation	GDP	1.4%**
2018	General economic situation	GDP	1.6%**

2016 to 2021	Office market Berlin	Peak rent	2.4%
2016 to 2021	Office market Frankfurt	Peak rent	2.4%

2017	Retail real estate	Peak rent Top 7 cities	0.3%**
2017	Retail real estate	Peak rent Regional 12 cities	0.4%**

2014 to 2020	Retail	Turnover	1.4%

**	no CAGR

b.	Competitors

A potential tenant’s main considerations when selecting a property are its location, the price and the fittings. The lessor is solely a secondary consideration in this respect.

Besides listed real estate companies, such as DIC Asset AG, alstria office REIT AG, Hamborner REIT AG, Deutsche Euroshop AG, VIB Vermögen AG and DEMIRE Deutsche Mittelstand Real Estate AG, TLG and WCM are also faced with other groups of competitors, such as investment funds and asset managers, private equity companies, insurance companies, banks and private investors. This applies for the acquisition of new real estate as well as for competition for financially sound tenants for existing real estate.

The various groups of competitors mean that the commercial real estate market is quite fragmented. However, from a geographic perspective, the groups of competitors – apart from listed real estate companies – can often only be considered competitors of TLF and WCM in the individual regional markets.

As a result, we believe that listed real estate companies, which were also used in the peer group, represent the best possible benchmark companies for TLG and WCM. Their portfolios and geographic diversification make them best-suited for comparison with TLG and WCM. For a description of the individual benchmark companies of the selected Peer Group, we refer to chapter C.IV.1.9. b

c.	WCM forecast earnings

Detailed planning phase

The budget plan 2017 to 2021 based on the profit situation in the detailed planning phase of WCM is depicted as follows:

WCM - Consolidated statement of comprehensive income (in EUR million)		2016A adjusted	2017	2018	2019	2020	2021
1.	Rental income	32.6	46.1	55.8	56.0	58.8	58.7

	Growth	212.2%	41.3%	21.1%	0.3%	5.1%	-0.2%
2.	Nonattributable operating costs	-0.9	-1.5	-2.0	-2.1	-2.1	-2.1
3.	Maintenance costs	-0.4	-1.2	-1.7	-1.7	-1.8	-1.8
4.	Other services	-1.4	-2.0	-2.9	-3.3	-2.0	-2.5

5.	Rental expenses	-2.8	-4.7	-6.6	-7.1	-5.9	-6.4

	Ratio	8.6%	10.3%	11.8%	12.7%	10.0%	10.9%

6.	Net operating income (NOI)	29.8	41.3	49.2	48.9	53.0	52.3

	Ratio	91.4%	89.7%	88.2%	87.3%	90.0%	89.1%
7.	Other operating income	0.5	0.0	0.0	0.0	0.0	0.0
	Ratio	1.5%	0.0%	0.0%	0.0%	0.0%	0.0%
8.	Staff costs	-3.7	-3.7	-3.7	-3.8	-3.9	-3.9
	Ratio	11.2%	8.0%	6.7%	6.8%	6.5%	6.7%
9.	Other operating expenses	-9.2	-22.5	-6.1	-4.0	-4.1	-4.1
	Ratio	28.2%	48.8%	10.9%	7.2%	6.9%	7.1%

10.	EBITDA	17.4	15.2	39.4	41.1	45.0	44.3

	Ratio	53.4%	33.0%	70.6%	73.4%	76.6%	75.4%
11.	Depreciation and amortisation	-1.1	-0.2	-0.3	-0.3	-0.3	-0.3
	Ratio	3.3%	0.5%	0.5%	0.5%	0.4%	0.5%

12.	EBIT	16.3	14.9	39.1	40.8	44.8	44.0

	Ratio	50.1%	32.4%	70.2%	72.9%	76.1%	75.0%

The budget plan does not consider the positive valuation effects related to the investment properties because those have been already reflected in the adjusted balance sheet.

In addition, the non cash related expenses due to the stock option plan have not been considered.

Rental income

Total rental income will increase from EUR 32.6 million in 2016 to EUR 58.7 million in 2021. This corresponds to an average annual increase in revenue in the planning period of approx. 13%. The detailed outline of rental income as well as the corresponding real-estate portfolio can be taken from the following table:

			Planning
WCM (in EUR million)		2016A	2017	2018	2019	2020	2021
1.	Total rental income	32.6	46.1	55.8	56.0	58.8	58.7

	Growth	212.2%	41.3%	21.1%	0.3%	5.1%	-0.2%
2.	Rental income inventory	32.6	46.1	46.5	46.4	49.1	49.4
3.	Rental income acquisitions	n.a.	n.a.	9.3	9.5	9.7	9.3

	Total rental income	32.6	46.1	55.8	56.0	58.8	58.7

1.	Total real estate portfolio	689.5	817.8	988.4	1,005.0	1,010.8	1,017.2

	Growth	37.5%	18.6%	20.9%	1.7%	0.6%	0.6%
2.	Inventory	689.5	689.5	689.5	689.5	689.5	689.5
3.	Acquisitions (cumulated)	n.a.	122.5	277.7	277.7	277.7	277.7
4.	Sales (cumulated)	n.a.	-2.1	-2.1	-2.1	-2.1	-2.1
5.	CAPEX (cumulated)	n.a.	7.9	23.3	39.9	45.7	52.0

	Total real estate portfolio	689.5	817.8	988.4	1,005.0	1,010.8	1,017.2

	Ø total real estate portfolio	595.5	791.5	980.7	996.7	1,007.9	1,014.0

	Rental yield to Ø total real estate portfolio	5.5%	5.8%	5.7%	5.6%	5.8%	5.8%

The table shows that a fundamental share of the increase in rental income has already resulted from the year 2017 and 2018 with a rental income growth of approx. 41 % in 2017 and 21 % in 2018. In the following years, a clear reduction of rental income growth annually of approx. 2 % takes place between 2018 and 2021. The background to this is that the fundamental share of the growth in rental income results from the planned acquisitions in 2017 and 2018. Through the acquisitions, an estimated real-estate portfolio of approx. EUR 989 million will be achieved in 2018. Further acquisitions after this are not planned by WCM as a result of the consequentially increased net loan-to-value quota or the low FFO margin. Therefore further acquisitions and their financing cannot be realized.

With regard to the portfolio properties, an average annual increase in rental income of approx. 2 % will be achieved in the period from 2018 to 2021. During the course of the year, these fluctuate greatly between 0 % and 5%. The reason for the greatly fluctuating rental income can be attributed to the planning of rents at individual object level. Besides the contractual rents, vacancy periods and rentless periods when tenants change have to be taken into account that can consequentially result in declining total rents.

The growth in rental income during the planning period in the years 2017 and 2018 are above the average peer group companies, which lie between 0 % and 4%, as a result of the planned acquisitions (cf. about Peer Group chapter C.IV.1.9. b.). In the year 2019, a median of also 4 % is estimated in terms of sales revenue growth of the peer group companies. Although, with approx. 0%, this will not be reached by WCM in 2019, it will be exceeded in the year 2020 with approx. 5%.

Net operating income

The net operating income results from the rental incomes less the nonattributable operating costs, maintenance as well as other services.

The nonattributable operating costs exhibit an annual average growth rate in the planning period of 18 % in comparison to 2016. This increase particularly results from the planning year 2017 as a consequence of the planned acquisition. The nonattributable operating costs increase here from 3 % of the rental income to approx. 4 % of the rental income and shall virtually remain at this level afterwards.

Maintenance fundamentally encompasses costs for ongoing maintenance and modernization. Only the non-activated maintenance is depicted in the portrayal of the profit situation. The increase of the maintenance rate from approx. 1% 2016 to approx. 3 % in the years 2017 to 2021 can be attributed i.a. to reduced maintenance expenses in the courses of new acquisitions of property in the past.

The other services of operating and ancillary costs contain rent losses, vacancy costs as well as administration costs and rental commissions. The cost/income ratio in 2021 amounting to 4 % is virtually comparable to the cost/income ratio in the years 2016 and 2017. The intermittent fluctuations are predominantly based on expiring leases.

The net operating income increases in the planning period to 2021 annually by an average of approx. 12 % and therefore develops nearly proportionately to the growth in rental income. Consequentially, the ratio of approx. 89 % will be reached in 2021, which is only slightly below the ratio of 91 % in the year 2016.

Earnings before interest and taxes (EBIT)

Earnings before interest and taxes result from the net operating income less staff costs, other operating expenses, depreciations and amortizations plus other operating income.

Staff costs develop with a steady annual growth rate of 1.5 % from EUR 3.7 million in 2017 to EUR 3.9 million in 2021. The number of employees is 30 (28 staff and 2 members of the Executive Board) for the entire planning period.

The other operating expenses reduce in the planning period significantly. This results from the termination of acquisition activities by WCM from planning year 2019. In the years 2016 to 2018, the other operating expenses contain costs for (terminated) transactions amounting to EUR 4 million (2016) and EUR 2.3 million (2017) and EUR 2 million (2018). Plus, expenses are reported in connection with the takeover of WCM by TLG amounting to EUR 11.6 million in 2017. This amount contains termination payments for the Executive Board and executives in management positions of about EUR 5.1 million, which represent staff costs under IFRS. A reclassification however does not impact the valuation. The other operating expenses adjusted by these items largely remain between EUR 4 and EUR 4.1 million starting from 2019.

The depreciations and amortizations in the planning period 2017 to 2021 are between EUR 0.2 million and EUR 0.3 million

There is no other operating income in the planning period.

The EBIT increases in the planning period to 2021 annually by an average of approx. more than 20 % and therefore develops disproportionately high comparing with the growth in rental income. This can be predominantly attributed to the reduction of other operating expenses within the framework of the termination of transactions. The EBIT margin increases up to approx. 75 % in 2021.

The EBIT margin of WCM in the planning periods is in each case below the median of the peer group companies in the same planning year (cf. about Peer Group chapter C.IV.1.9. b.). The median of the peer group companies in the planning year ranges between approx. 74% (2017) and approx. 80% (2019). To this extent, an approximation of the planned EBIT margins of the peer group can be recognized, resulting from the consolidation of the business activities of WCM.

The budget plan 2017 to 2021 based on the balance planning of WCM in the detailed planning phase is depicted as follows:

WCM - Consolidated statement of financial position (in EUR million)		31.12.2016A adjusted	31.12.2017	31.12.2018	31.12.2019	31.12.2020	31.12.2021
I.	Non-current assets	705.7	831.7	1,002.3	1,018.9	1,024.7	1,031.1

1.	Intangible assets	0.2	0.2	0.2	0.2	0.2	0.2
2.	Fixed assets	693.0	818.9	989.5	1,006.1	1,011.9	1,018.3
a)	Investment property	689.5	817.8	988.4	1,005.0	1,010.8	1,017.2
b)	Other equipment, operating and office equipment	3.1	0.7	0.7	0.7	0.7	0.7
c)	Other fixed assets	0.4	0.4	0.4	0.4	0.4	0.4
3.	Other assets	12.6	12.6	12.6	12.6	12.6	12.6

II.	Current assets	29.9	30.9	29.7	29.8	30.1	30.1

III.	Total assets	735.7	862.5	1,032.0	1,048.6	1,054.8	1,061.1

WCM - Consolidated statement of financial position (in EUR million)		31.12.2016A adjusted	31.12.2017	31.12.2018	31.12.2019	31.12.2020	31.12.2021
I.	Equity	341.3	346.2	443.3	470.8	490.9	511.3

II.	Accruals	17.4	17.4	17.4	17.4	17.4	17.4

III.	Interest-bearing liabilities	361.9	479.5	551.9	541.0	527.1	513.1

IV.	Non-interest-bearing liabilities	15.1	19.4	19.4	19.4	19.4	19.4

V.	Total equity and liabilities	735.7	862.5	1,032.0	1,048.6	1,054.8	1,061.1

The planning of assets takes the increase of the investment property into consideration as a consequence of the acquisitions in the years 2017 to 2018 plus the regular investments and less the planned sales. The investments take the planned maintenance expenses and tenant improvements at object level into consideration, which fluctuate relatively strongly in the planning period 2017 to 2021.

The other fixed assets consisting of latent taxes and financial assets remain constant at EUR 12.6 million during the planning period.

The current assets remain relatively stable in the range of EUR 30 million. The operative minimum cash reserve was set at EUR 5 million, which corresponds to a share of 11 % of the rental earnings. This ratio was also used for the development of the cash reserve for the future planning years.

The development of equity takes the already completed as well as the planned acquisitions in 2018 into consideration, which are to be financed with 32 % equity, under consideration of the planned accumulation/payout assumptions.

The interest-bearing liabilities initially increase in the planning period 2017 and 2018 to approx. EUR 555.9 million. This increase can be attributed to the financing of completed acquisitions in 2017 and the planned acquisitions in 2018 with a debt ratio of 68%. A reduction of interest-bearing liabilities will occur from 2019 due to the scheduled repayments.

Extended planning phase, convergence phase and terminal value

The extended planning phase from 2022 to 2026 considers an average annual growth in rental income of approx. 1%. In this period, there are also fluctuations resulting from selective vacancy and rent-free time observable. In contrast to the detailed planning phase, there are no acquisitions projected. The EBIT margin ranges between 72% and 75% and is therefore within the range of the detailed planning phase. Furthermore a CAPEX to Sales ratio ranging between 10.7% and 19.5% and a repayment of interest-bearing liabilities are projected in the extended planning phase.

The convergence phase 2027 considers an average annual growth in rental income of 1%, based on the planning assumptions in the extended planning phase. The EBIT margin amounts to 72.5% . The reduction of the EBIT margin in 2027 in contrast to 2026 results from higher non-allocable operating costs and other operating expenses. The EBIT margin of 72.5% corresponds to the average level of the Peer Group observed by the Valuer. The sustainable CAPEX to Sales ratio is estimated with 17.8% .

The terminal value considers an average annual growth in sales of 1%

Conclusion of the planning

We have analyzed the substance and arithmetic of the detailed planning and the extended planning submitted by WCM and the convergence phase, as well as the forecast of the sustainable earnings in the terminal value by the Valuer.

According to our analyses, the material earnings contributions expected in the future are reflected in the underlying WCM business plan. In light of the earnings achieved in the past, and the expected economic conditions as well as the developments of the major competitors, we consider the forecast earnings to be appropriate. The market analysis conducted by the Valuer as well as our own analysis confirm this development.

The business plan provided, on which the valuation is based, and its development over the extended planning period in the convergence phase, as well as the assumed sustainable earnings in the terminal value appear adequate based on our discussions, the documents received to underpin the assumptions, and our plausibility assessment activities. Considering the fact, that the Peer Group is largely comparable to the valuation object with regards to the business model and taking into consideration the EBIT margins in the planning phases from 2018 on, we consider the reduction of the sustainable EBIT margin at level of the Peer Group to be appropriate. Our own research based on Bloomberg resulted in comparable EBIT margins for the competitors, too.

The entire planning is based on transparent premises, as well as a planning process with an appropriate methodology, and adequately and appropriately reflects the future earning power of WCM.

1.7.4.	Financial result

As established in the valuation practice, the financial result has been amended by a calculation of the financial needs of the Valuer. The interest calculation of the interest-bearing liabilities has been integrated. The increase in interest expenses is at first primarily affected by the additional acquisitions in 2017 and 2018. The interest expenses decrease in the extended planning phase as a result of the reduced amount of debt. But at the same time, increased interest rates are assumed. A long-term projection based on the conditions of the interest-bearing liabilities in the last planned year is calculated in the convergence phase and in the terminal value.

We were able to track the derivation of the financial result and consider the methodology used to be appropriate and plausible with regard to our analyses and discussions with WCM management as well as the Valuer.

1.7.5.	Company taxes

As established in the valuation practice, the corporate taxes have been recalculated by the Valuer, taking additional modelling into account.

For the valuation, the cash flows were reduced by the definitive tax burdens at the company level. As operating income taxes, the Valuer appropriately took account of the corporate tax plus solidarity surcharge in line with the existing tax system. Trade taxes does incur as a result of the planned utilization of the extended trade tax deduction.

As at December 31, 2016, WCM has corporate tax loss carry-forwards of EUR 284 million. As a consequence of the acquisition of WCM shares by TLG, WCM assumes a partial loss of existing loss carry-forwards at the WCM level in accordance with Section 8 c KStG. The loss carry-forward can continue to be deducted pursuant to Section 8 c (1) sentence 6 KStG, if the loss carry-forwards do not exceed the total hidden reserves of the WCM business assets available at the time of acquisition. Consequently, in the planning period, a loss carry-forward of approx. EUR 238 million was taken into account to determine the corporate tax burden, which led to a reduction in the tax burden.

The long useful life for tax purposes of real estate and the high corporate tax losses carried forward result in effects, which last longer than the technical year that represents the terminal value. Therefore the Valuer has taken the present value of the effects for the income taxes as a yearly annuity in the convergence phase and the terminal value into account.

Overall, the approach to take account of company tax selected by the Valuer is transparent and leads to plausible earnings.

1.7.6.	Minority shares

For the calculation of the financial surpluses, minority shares have not been taken into account but have been identified as a special value.

1.7.7.	Derivation of the financial surpluses

Distribution assumptions

WCM has not projected dividend payouts, specifically. For the planning phase from 2017 to 2026, the Valuer therefore has implemented a dividend payout policy in coordination with WCM, taking the planned capital expenditures, acquisitions and repayment of liabilities into account. It has been assumed, that all cash and cash equivalents after total use of funds are to be distributed to the shareholders.

For the convergence phase and perpetual annuity, the Valuer assumed in the context of the direct standardization according to IDW S 1, a distribution rate of 65 % of distributable earnings which is the average distribution rate of the Peer Group. This distribution rate is also within the range of historically observed distribution rates for the German market. According to our analysis, these rates were between 40 % and 70% (cf. Wagner/Jonas/Ballwieser/Tschöpel, WPg 17/2004, p. 894). We consider the distribution rate applied to be appropriate with regard to the distribution policies of listed companies comparable with WCM.

To finance the perpetual growth in the perpetual annuity, the Valuer has appropriately reinvested 1 % based on the equity at the end of 2027

Consideration of income taxes

Due to the relevance of personal income taxes for the determination of the value, it is necessary to standardize the taxation circumstances attaching to the owners according to the reasons occasioning the valuation. In the case of statutory and contractual reasons for valuation within the meaning of IDW S 1, the tax conditions of a natural person liable to unlimited domestic taxation are taken into account for standardization in accordance with long-term practice in business valuation and German court decisions. This requires appropriate assumptions on personal taxation of net income from the valuation object and alternative income. In line with the recommendations of the IDW, the Valuer assumed the conditions of a natural person liable to unlimited domestic taxation as a shareholder to measure the personal income taxes. Due to the existence of a positive tax-specific contribution account, the Valuer has distinguished appropriately between dividend distributions and repayment of contributions.

For the value contributions from distributions, the Valuer has appropriately calculated personal taxes in consideration of the withholding tax. A tax rate of 25 % plus solidarity surcharge of 5.5 % was assumed for the withholding tax. A tax burden of 13.188 % was taken into account by the Valuer for the repayment of contributions. This approach was based on the taxation of the value contributions from reinvestments and ultimately takes account of the fact that, after the business tax reform 2008, tax-free repayments from the tax-specific contribution account “only” lead to a tax deferral and not to a tax saving as part of the business valuation (cf. Bertram, WPg 2017, p. 152). Because the tax-specific contribution account enables tax-free repayments beyond the technical year that represents the terminal value, the resulting tax deferrals therefore were included at present value in the period of the terminal value. We consider this approach to be appropriate.

Also the amounts assigned as value contributions from reinvestments were appropriately taxed with an effective withholding tax, with a standard rate of 12.5%, in consideration of a long holding period (half the nominal tax rate) plus solidarity surcharge (total of 13.188%) starting from the convergence year.

Capital increases

The negative financial cash flows from capital increases have been shown separately. This affects 2018 with a capital increase of EUR 70.2 million.

We consider the described approach and the specific modifications to derive the financial surpluses to be appropriate. We have convinced ourselves of the arithmetic correctness.

1.7.8. Presentation of the financial surpluses

The presentation of the financial surpluses to be capitalized is as follows:

(in EUR Mio.)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Phase II
Annual profit	4.9	26.9	28.6	33.0	32.4	32.0	31.6	30.2	31.3	33.7	31.9	32.2

Distribution ratio	0%	0%	4%	39%	37%	25%	35%	18%	36%	32%	65%	65%
Retained earnings ratio	100%	100%	96%	61%	63%	75%	65%	82%	64%	68%	35%	35%

Financial surpluses	0.0	-70.2	1.1	12.9	12.0	8.0	11.0	5.5	11.3	10.7	25.6	25.9

thereof addition to dividend	—	—	1.1	12.9	12.0	8.0	11.0	5.5	11.3	10.7	20.7	20.9
thereof capital repayment	—	—	1.1	12.9	12.0	8.0	11.0	5.5	11.3	10.7	20.7	17.6
personal taxes (13,2%)	—	—	-0.1	-1.7	-1.6	-1.1	-1.5	-0.7	-1.5	-1.4	-2.7	-2.3
thereof to be taxed regularly	—	—	—	—	—	—	—	—	—	—	—	3.4
Standardised income taxes on dividends (26,4%)	—	—	—	—	—	—	—	—	—	—	—	-0.9
thereof addition as fictional retaines earnings	—	—	—	—	—	—	—	—	—	—	4.9	5.0
personal taxes (13,2%)	—	—	—	—	—	—	—	—	—	—	-0.6	-0.7

Financial surpluses to be capitalised (without capital increases)	0.0	0.0	1.0	11.2	10.4	7.0	9.6	4.8	9.8	9.3	22.3	22.0

Financial surpluses from the capital increases	—	-70.2	—	—	—	—	—	—	—	—	—	—

The financial surpluses have to be discounted period-specifically with the relevant cost of capital. The Valuer has considered that negative cash flows resulting from capital increases have to be discounted with a different discount rate. Regarding further details, we refer to section C.IV.1.10.

1.8.	Derivation of TLG earnings to be capitalized

1.8.1. Underlying planning and planning process

According to the principles of IDW S 1 – as described above – it is assumed that TLG will have an unlimited life. As dedicated plan cannot reliably be derived for an unlimited period, a distinction was made between a detailed planning phase, adopted by the Executive Board (2017 until 2021), a phase with a forecast budget and the perpetuity phase (“Phase of Continuance”) – as is standard for business valuations. In this case, the TLG planning for the years 2017 until 2021 was complemented by a convergence phase form 2022 until 2027, due to valuation purposes, in order to derive a normalized, sustainable result for the perpetuity phase.

The Valuer adequately presented the planning process in its report. We have convinced ourselves of the accuracy of the presentation in discussions with the TLG planning officers.

1.8.2	Adherence to the budget

For the assessment of budget adherence, we have performed a plan/actual comparison on the basis of the results from rental earnings and at the EBIT level. The table below depicts a plan/actual comparison for the selected indicators:

Adherence to the budget TLG			Difference
in EUR million	Plan	Act.	in Mio.	in%
2015*
Net rental income	109.5	112.4	2.9	2.6%

Staff and other operating costs	-20.3	-21.4	-1.1	5.6%
Other expenses and income	0.6	5.5	5.0	875.9%
Net gain from sale of property held for sale	4.1	8.7	4.6	112.6%

EBIT before fair value adjustments of investment property	93.9	105.3	11.4	12.1%

Net gain from fair value adjustments	0.0	87.9	87.9	—

EBIT	93.9	193.1	99.2	105.6%

2016
Net rental income	120.3	125.6	5.3	4.4%

Staff and other operating costs	-20.6	-19.0	1.7	-8.0%
Other expenses and income	0.6	0.8	0.2	34.4%
Net gain from sale of property held for sale	0.0	6.4	6.4	—

EBIT before fair value adjustments of investment property	100.3	113.8	13.5	13.5%

Net gain from fair value adjustments	0.0	39.9	39.9	—

EBIT	100.3	153.7	53.4	53.2%

*	As presented in the consolidated financial statements 2015. In the consolidated financial statements 2015, reclassification of prior year 2015.

The positive planning deviations of the results from rental income in 2015 amounting to EUR 2.9 million can be predominantly attributed to lower maintenance costs. The positive deviation of the maintenance costs can be predominantly attributed to the properties Porsche Center, Dresden. The deviation was justified with an expected postponement of maintenance expenses.

The positive plan deviation of the EBIT before the valuation of real estate properties in 2015 results from the higher other income and a higher net gain from the sale of real estate held as investment property. The other unscheduled operating income includes, among other things, an unscheduled insurance compensation (EUR 1.6 million) as well as income from the release of value adjustments (EUR 1.3 million). The increase of net gain from the sale of real estate held as investment properties primarily results from the sake of the Kaiser’s branch Wins-straße, Berlin (EUR 3.8 million).

In 2016, the positive plan deviation of the rental income resulted primarily from the higher than planned rental income as a result of unscheduled acquisitions amounting to EUR 4.4 million. The positive plan deviation of the EBIT before the valuation of real estate properties results from the unplanned net gain from the sale of real estate held as investment property.

Overall, despite past budget transgressions, we consider the use of the budget as a basis for deriving the business value to be appropriate.

1.8.3.	Assessment of the plausibility of the budgeted figures

To assess the plausibility of the budget calculations, we analyzed the planned earnings of TLG in light of the earnings achieved in the past, the current economic and legal framework conditions, as well as the market environment. To do so, we first examined the documents made available to us. A fundamental element of the documentation was the auditor’s report of ValueTrust, in which the budget of TLG was plausibilized commensurate to the requirements of the IDW practical reference 2/2017. Based on the mathematical and formal plausibility of the budget, its material internal as well as external plausibility was reviewed by market and competition analyses as well as a SWOT analysis. We then held more detailed discussions with the TLG planning officers, as well as the Valuer to assess the plausibility. In addition, the Valuer and TLG provided additional documents and analyses with regard to the steps taken to assess the plausibility of the budget. The TLG officers and the Valuer willingly provided additional information and documents upon request.

Moreover, we assessed the plausibility of the budget based on the data provided by TLG and the Valuer, as well as based on or own market research.

a.	Significant market development

With regard to the major market developments and competitors we refer to our statements in sections C.IV.1.7.3. b. and C.IV.1.7.3. c.

b.	TLG forecast earnings

Detailed planning phase

The budget plan 2017 to 2021 based on the profit situation in the detailed planning phase of TLG is depicted as follows:

TLG - Consolidated statement of comprehensive income (in EUR million)		2016A adjusted	2017	2018	2019	2020	2021
1.	Rental income	144.4	158.0	173.6	191.4	214.7	249.2

	Growth	12.0%	9.4%	9.8%	10.3%	12.2%	16.1%
2.	Nonattributable operating costs	-6.3	-7.8	-5.9	-6.3	-7.6	-8.2
3.	Maintenance costs	-6.6	-7.3	-8.2	-9.6	-11.4	-13.0
4.	Other services	-5.9	-4.2	-4.3	-4.4	-6.0	-4.3

5.	Rental expenses	-18.8	-19.3	-18.4	-20.3	-25.0	-25.5

	Ratio	13.0%	12.2%	10.6%	10.6%	11.6%	10.2%

6.	Net operating income (NOI)	125.6	138.7	155.2	171.1	189.6	223.7

	Ratio	87.0%	87.8%	89.4%	89.4%	88.4%	89.8%
7.	Other operating income	0.2	1.4	1.0	1.0	1.1	1.1
	Ratio	-0.2%	-0.9%	-0.6%	-0.5%	-0.5%	-0.4%
8.	Staff costs	-10.8	-11.7	-12.2	-13.2	-14.0	-14.8
	Ratio	7.5%	7.4%	7.0%	6.9%	6.5%	6.0%
9.	Other operating expenses	-7.1	-12.1	-8.7	-9.6	-8.7	-9.1
	Ratio	4.9%	7.6%	5.0%	5.0%	4.0%	3.7%

10.	EBITDA	107.9	116.3	135.2	149.2	168.1	200.9

	Ratio	74.7%	73.6%	77.9%	78.0%	78.3%	80.6%
11.	Depreciation and amortisation	-0.6	-0.4	-1.0	-1.0	-1.0	-1.0
	Ratio	0.4%	0.3%	0.6%	0.5%	0.5%	0.4%

12.	EBIT	107.3	115.9	134.2	148.3	167.1	199.9

	Ratio	74.3%	73.4%	77.3%	77.5%	77.8%	80.2%

The budget plan does not consider the positive valuation effects related to the investment properties and from the financial instruments because those have been already reflected in the adjusted balance sheet.

Rental income

Rental income will increase from EUR 144.4 million in 2016 to EUR 249.2 million in 2021. This corresponds to an average annual increase in revenue in the planning period of approx. 12%. The detailed outline of rental revenue as well as the corresponding real-estate portfolio can be taken from the following table:

			Planning
TLG (in EUR million)		2016A	2017	2018	2019	2020	2021
1.	Total rental income	144.4	158.0	173.6	191.4	214.7	249.2

	Growth	12.0%	9.4%	9.8%	10.3%	12.2%	16.1%
2.	Rental income inventory	144.4	158.0	164.0	163.1	161.9	166.3
3.	Rental income acquisitions	n.a.	n.a.	10.2	31.9	56.5	86.8
4.	Rental income sales	n.a.	n.a.	-0.6	-3.7	-3.8	-3.9

	Total rental income	144.4	158.0	173.6	191.4	214.7	249.2

1.	Total real estate portfolio	2,285.3	2,368.0	2,720.1	3,144.6	3,624.0	4,147.9

	Growth	31.4%	3.6%	14.9%	15.6%	15.2%	14.5%
2.	Inventory	2,285.3	2,285.3	2,285.3	2,285.3	2,285.3	2,285.3
3.	Acquisitions (cumulated)	n.a.	111.0	461.0	861.0	1,311.0	1,811.0
4.	Sales (cumulated)	n.a.	-37.6	-73.6	-77.6	-77.6	-77.6
5.	CAPEX (cumulated)	n.a.	9.3	47.3	75.9	105.3	129.2

	Total real estate portfolio	2,285.3	2,368.0	2,720.1	3,144.6	3,624.0	4,147.9

	Ø total real estate portfolio	2,012.4	2,326.7	2,544.0	2,932.3	3,384.3	3,885.9

	Rental yield to Ø total real estate portfolio	7.2%	6.8%	6.8%	6.5%	6.3%	6.4%

The table shows that the fundamental share of the increase in rental income results from the scheduled acquisitions. The rental income from the acquisitions will accumulate to approx. EUR 86.8 million in 2021. Through the acquisitions, an estimated real-estate portfolio of approx. EUR 4,418 million will be achieved in 2021.

If on the other hand, only the rental income from the existing portfolio minus the rental income sales are taken into consideration, this results in an annual growth rate of 2 % between the years 2016 and 2021. A large portion of this growth results from the year 2017, as the average annual growth of rental income declines between 2017 and 2021 to approx. 1 % p.a. In the period 2018 to 2021, there will also be strongly fluctuating annual developments (between +4 % and -1%). The reason for the greatly fluctuating rental income can be attributed to the planning of rents at individual object level. Besides the contractual rents, vacancy periods and rentless periods when tenants change have to be taken into account that can consequentially result in declining total rents.

The rental income increases in the planning period of TLG are above the median of the peer group companies in all years (cf. about Peer Group chapter C.IV.1.9. b.). The higher growth potential of rental earnings due to acquisitions in comparison to the peer group results from a reduced net loan-to-value quota. It is therefore to be assumed that TLG will acquire further properties to a stronger extent than the peer group companies. In comparison to WCM, there will be a higher growth in rental income from the planning year 2019 as a result of the scheduled termination of acquisition plans of WCM.

Net operating income

Net operating income results from the rental income less the nonattributable operating costs, maintenance as well as other services.

The nonattributable operating costs exhibit an annual average growth rate in the planning period of 5 % in comparison to 2016. The disproportionate development in comparison to the rental income leads to a reduction of the ratio of 4 % of the rental income in 2016 to approx. 3 % in 2021 and is therefore at the level of WCM of 3%.

Maintenance fundamentally encompasses costs for ongoing maintenance, modernization and maintenance within the framework of tenant changes. Only the non-activated maintenance is depicted in the portrayal of the profit situation. Maintenance activities increase in the planning period by an average of 14%. Although this increase is less than the increase of expenses of WCM in the same period the maintenance quota in the planning years 2019 to 2021 with more than 5 % is considerably higher than WCM.

On the other hand, the other services of TLG can be reduced by an annual average of 6 % in the planning period.

The result from net operating income increases in the planning period to 2021 annually by an average of approx. 12 % and therefore develops nearly proportionately to the growth in rental income. Consequentially, a ratio of approx. 90 % is achieved. This ratio corresponds nearly to the ratio of WCM in 2021.

Earnings before interest and taxes (EBIT)

Earnings before interest and taxes result from the net operating income less staff costs, other operating expenses, write-offs plus other operating income.

Staff costs increases in the planning period by an average of approx. 6 % in comparison to the previous year.

The other operating expenses increase in the planning period by an average of 5 % annually in comparison to the year 2016. In 2017, as a result of the take-over of WCM there are extraordinarily high other operating expenses amounting to EUR 12.1 million and a ratio of 7.6%. In the planning period 2018 to 2021, the expenses decline under consideration of the regular acquisition plans.

The depreciations and amortizations in the planning period 2018 to 2021 are EUR 1 million. The increase in comparison to 2017 is a result of rent incentives.

Other operating income is planned for an amount of EUR 1.1 million to EUR 1.4 million.

The EBIT increases in the planning period to 2021 annually by an average of approx. 13 % and therefore develops slightly over proportionately to the growth in rental income. In addition to an improvement of net operating income, this can especially be attributed to the reduction of other operating expenses and staff costs through economies of scale. The EBIT margin increases from approx. 74 % in 2016 to approx. 80 % in 2021.

The EBIT margin of TLG in the planning period is slightly below the median forecasted for the peer group companies, but still within the estimated range (cf. about Peer Group chapter C.IV.1.9. b.). In 2021, an increased EBIT margin of 80.2 % is achieved. In comparison to WCM, this results in a better EBIT margin by about 5 percentage points in 2021.

The budget plan 2017 to 2021 based on the balance planning in the detailed planning phase of TLG is depicted as follows:

TLG - Consolidated statement of financial position (in EUR million)		31.12.2016 adjusted	31.12.2017	31.12.2018	31.12.2019	31.12.2020	31.12.2021
I.	Non-current assets	2,308.3	2,392.5	2,743.6	3,167.2	3,645.6	4,168.5

1.	Intangible assets	1.4	1.6	1.6	1.6	1.6	1.6
2.	Fixed assets	2,302.0	2,384.3	2,735.4	3,158.9	3,637.3	4,160.3
a)	Investment property	2,285.3	2,368.0	2,720.1	3,144.6	3,624.0	4,147.9
b)	Owner-occupied properties	6.1	6.2	6.1	5.9	5.8	5.6
c)	Other equipment, operating and office equipment	0.6	0.2	0.2	0.2	0.2	0.2
d)	Other fixed assets	10.0	9.9	9.1	8.2	7.4	6.6
3.	Financial assets	4.9	6.7	6.7	6.7	6.7	6.7

II.	Current assets	141.7	42.6	45.0	47.8	51.5	57.0

III.	Total assets	2,450.0	2,435.1	2,788.7	3,215.0	3,697.1	4,225.5

TLG - Consolidated statement of financial position (in EUR million)		31.12.2016 adjusted	31.12.2017	31.12.2018	31.12.2019	31.12.2020	31.12.2021
I.	Equity	1,129.5	1,145.4	1,317.9	1,509.5	1,721.4	1,963.3

II.	Accruals	219.5	219.3	219.3	219.3	219.3	219.3

III.	Interest-bearing liabilities	1,054.4	1,036.9	1,217.9	1,452.7	1,722.9	2,009.4

IV.	Non-interest-bearing liabilities	46.6	33.5	33.5	33.5	33.5	33.5

V.	Total equity and liabilities	2,450.0	2,435.1	2,788.7	3,215.0	3,697.1	4,225.5

The planning of assets takes the increase of the investment property into consideration as a consequence of the acquisitions in the years 2017 to 2021 plus the regular investments and less the planned sales. The investments take the planned maintenance expenses and tenant improvements at object level into consideration, which fluctuate relatively strongly in the planning period 2017 to 2021.

The financial assets, consisting of down-payments for real estate property and other long-term financial assets, increase in 2017 from EUR 4.9 million to EUR 6.7 million and remain stable during the planning period after this.

Current assets decrease considerably in 2017 (EUR 42.6 million) in comparison to 2016 (EUR 141.7 million). The reason for this is the property purchases already made in 2017. After this, a continuous increase of current assets takes place from EUR 42.6 million to EUR 57 million in 2021. The operative minimum cash reserve was set at TLG at EUR 25 million, which corresponds to a share of 15.8 % of the rental income. This ratio was also used for the development of the cash reserve for the future planning years.

The development of the equity takes planned acquisitions into consideration, which are to be financed with 40 % equity under consideration of the planned accumulation/payout assumptions.

The accruals remain largely steady during the planning period as the latent tax accruals are not further developed for valuation-technical reasons for lack of cash relevance.

The interest-bearing liabilities increase in the planning period 2017 and 2021 to approx. EUR 2.009,4 million. This increase can particularly be attributed to the financing of acquisitions with a debt ratio of 60%. In addition, an overdraft facility had to be opened in the years 2017 to 2021 to finance the planned pay-outs.

The non-interest-bearing liabilities consist of liabilities from deliveries and services, tax liabilities and other long-term and short-term liabilities. These will decline from EUR 46.6 million in 2016 to EUR 33.5 million 2017 and will remain steady for the remainder of the planning period.

Convergence phase and terminal value

In the convergence phase from 2022 to 2027, the volume of acquisitions as well as expected rental yields for real estate acquisitions are decreasing steadily. The growth rate of rental income decreases accordingly to a long-term level of 1 % annually. The EBIT margin ranges between 77.6 % and 72.5%. The reduction of the EBIT margin results from the expected decrease of the acquisitions yields, increasing nonattributable operating costs and increased administrative costs.

The EBIT margin of 72.5% in the terminal value corresponds to the average level of the Peer Group as well as the EBIT margin of the WCM in the same period. In the convergence phase, the capital expenditures are projected based on the average CAPEX ratio of the detailed planning phase.

A sustainable growth rate of 1%, in accordance with the sustainable growth rate of the WCM, is assumed for the terminal value.

Conclusion of the planning

We have analyzed the substance and arithmetic of the detailed planning submitted by TLG and the convergence phase, as well as its development over the extended planning period and the forecast of the sustainable earnings by the Valuer.

According to our analyses, the material earnings contributions expected in the future are reflected in the underlying TLG business plan. In light of the earnings achieved in the past, and the expected economic conditions as well as the developments of the major competitors, we consider the forecast earnings to be ambitious, but appropriate. Especially, the assimilation of the EBIT margins for reasons of comparability at a consistent level of the competitors after the completion of acquisition activities is acceptable. Our own research, based on Bloomberg resulted in comparable EBIT margins for the competitors, too.

The business plan provided, on which the valuation is based, and its development over the extended planning period in the convergence phase, as well as the assumed sustainable earnings in the perpetuity appear adequate based on our discussions, the documents received to underpin the assumptions, and our plausibility assessment activities.

The entire planning is based on transparent premises, as well as a planning process with an appropriate methodology, and adequately and appropriately reflects the future earning power of TLG.

1.8.4.	Financial result

As established in the valuation practice, the financial result has been completed on a calculation of the financial needs implemented by the Valuer. The interest calculation of the interest-bearing liabilities has been integrated. The increase of interest expenses is primarily affected by the additional acquisitions until 2025.

We were able to track the derivation of the financial result and consider the methodology used to be appropriate and plausible with regard to our analyses and discussions with TLG management as well as the Valuer

1.8.5.	Company taxes

As established in the valuation practice, the corporate taxes have been recalculated by the Valuer, taking additional modelling into account.

For the valuation, the cash flows were reduced by the definitive tax burdens at the company level. As operating income taxes, the Valuer appropriately took account of trade tax at a trade tax rate of 14,8%, in consideration of an assessment rate of 424%, as well as corporate tax plus solidarity surcharge in line with the existing tax system.

TLG had significant loss carry-forwards (corporate tax: EUR 392 million; trade tax EUR 376 million) until January 1, 2013, the date of the former change of shareholders as a result of privatization. According to an expert opinion from 2014, the company assumed a detrimental change in shareholders without the existence of hidden reserves, so that the loss of the available loss carry-forwards was declared in the 2013 tax returns. The matter was reviewed in 2016 as a result of which the company came to the conclusion that hidden reserves of at least EUR 200 million can be verified in TLG’s business assets as at January 1, 2013. An amendment of the assessments on the loss carry-forwards was therefore applied for on October 21, 2016. The tax office accepted the applications on November 8, 2016 and amended the assessments as requested subject to an audit, and simultaneously arranged an audit for the period between 2012 and 2015, starting from April 2017. No high court decisions exist in relation to whether the joint value of the shares solely and exclusively corresponds to an existing purchase price, or the extent to which an alternative proof of value is possible. The immediate arrangement of the audit as a direct response to the amendment applications must also be considered an indication of existing doubt with regard to the legal interpretation by TLG. Due to the uncertainties in relation to the existence of the loss carry-forwards, despite the provisional amendment of the assessments, the company has decided against capitalizing a deferred tax asset as at December 31, 2016 as well as reporting a reduced tax burden for the past reporting periods. The tax advantages resulting from the utilization of the losses carried forward has been considered with the expected value. The expected value is based on a probability of 37.5% . Final certainty on the existence of the loss carry-forwards will presumably only exist after the conclusion of the audit. The long useful life for tax purposes of real estate and the high corporate tax losses carried forward result in effects, which last longer than the technical year that represents the terminal value. Therefore the Valuer has taken the present value of the effects for the income taxes as a yearly annuity in the convergence phase and the terminal value into account.

Overall, the approach to take account of company tax selected by the Valuer is transparent and leads to plausible earnings.

1.8.6.	Minority shares

Due to materiality considerations, minority shares were not projected. We assume this approach in light of the inessentiality to be appropriate.

1.8.7.	Derivation of the financial surpluses

Distribution assumptions

For the detailed planning phase between 2017 and 2021, the Valuer has considered the projected distributions by TLG, which result in an additional overdraft facility. In the convergence phase from 2022 until 2025, the percentage of the distribution decreases, because the overdraft facility is paid back.

Starting from the year 2026, the Valuer assumed, in the context of the direct standardization, a distribution rate of 65% of distributable earnings, which corresponds to the average distribution rate of the Peer Group. This distribution rate is also within the range of historically observed distribution rates for the German market. According to our analysis, these rates were between 40 % and 70% (cf. Wagner/Jonas/Ballwieser/Tschöpel, WPg 17/2004, p. 894). We consider the distribution rate applied to be appropriate with regard to the distribution policies of listed companies comparable with TLG.

To finance the perpetual growth in the perpetual annuity, the Valuer has appropriately reinvested 1 % based on the equity at the end of 2027.

Consideration of income taxes

Due to the relevance of personal income taxes for the determination of the value, it is necessary to standardize the taxation circumstances attaching to the owners according to the reasons occasioning the valuation. In the case of statutory and contractual reasons for valuation within the meaning of IDW S 1, the tax conditions of a natural person liable to unlimited domestic taxation are taken into account for standardization in accordance with long-term practice in business valuation and German court decisions. This requires appropriate assumptions on personal taxation of net income from the valuation object and alternative income. In line with the recommendations of the IDW, the Valuer assumed the conditions of a natural person liable to unlimited domestic taxation as a shareholder to measure the personal income taxes. Due to the existence of a positive tax-specific contribution account, the Valuer has distinguished appropriately between dividend distributions and repayment of contributions.

For the value contributions from distributions, the Valuer has appropriately calculated personal taxes in consideration of the withholding tax. A tax rate of 25 % plus solidarity surcharge of 5.5 % was assumed for the withholding tax. A tax burden of 13.188 % was taken into account by the Valuer for the repayment of contributions. This approach was based on the taxation of the value contributions from reinvestments and ultimately takes account of the fact that, after the business tax reform 2008, tax-free repayments from the tax-specific contribution account “only” lead to a tax deferral and not to a tax saving as part of the business valuation (cf. Bertram, WPg 2017, p. 152). Because the tax-specific contribution account enables tax-free repayments beyond the technical year that represents the terminal value, the resulting tax deferrals therefore were included at present value in the period of the terminal value. We consider this approach to be appropriate.

Also the amounts assigned as value contributions from reinvestments were appropriately taxed with an effective withholding tax, with a standard rate of 12.5%, in consideration of a long holding period (half the nominal tax rate) plus solidarity surcharge (total of 13.188%) starting from the year 2026.

Capital increases

The negative financial cash flows from capital increases have been shown separately. This affects the years 2018 until 2024.

We consider the described approach and the specific modifications to derive the financial surpluses to be appropriate. We have convinced ourselves of the arithmetic correctness.

1.8.8.	Presentation of the financial surpluses

The presentation of the financial surpluses to be discounted is as follows:

(in EUR Mio.)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Phase II
Annual profit	76.5	103.9	114.5	126.1	147.2	154.4	156.0	154.9	157.7	156.9	146.6	148.1

Distribution ratio	79%	66%	67%	69%	66%	59%	59%	59%	48%	65%	65%	65%
Retained earnings ratio	21%	34%	33%	31%	34%	41%	41%	41%	52%	35%	35%	35%

Financial surpluses	60.7	-68.7	-77.0	-85.8	-94.7	-8.9	42.0	66.4	75.1	105.4	122.0	123.2

thereof addition to dividend	60.7	68.6	77.2	86.5	97.8	91.1	92.0	91.4	75.1	102.0	95.3	96.2
thereof capital repayment	60.7	68.6	77.2	86.5	97.8	91.1	92.0	91.4	62.1	62.9	55.7	20.2
personal taxes (13,2%)	-8.0	-9.0	-10.2	-11.4	-12.9	-12.0	-12.1	-12.1	-8.2	-8.3	-7.3	-2.7
thereof to be taxed regularly	—	—	—	—	—	—	—	—	13.0	39.1	39.6	76.0
Standardised income taxes on dividends (26,4%)	—	—	—	—	—	—	—	—	-3.4	-10.3	-10.4	-20.0
thereof addition as fictional retaines earnings	—	—	—	—	—	—	—	—	—	3.3	26.7	26.9
personal taxes (13,2%)	—	—	—	—	—	—	—	—	—	-0.4	-3.5	-3.6

Financial surpluses to be capitalised (without capital increase)	52.7	59.5	67.0	75.1	84.9	79.1	79.9	79.3	63.5	86.3	100.7	96.9

Financial surpluses from the capital increases	—	-137.2	-154.2	-172.3	-192.5	-100.0	-50.0	-25.0	—	—	—	—

The financial surpluses have to be discounted period-specifically with the relevant cost of capital. The Valuer has considered that negative cash flows resulting from capital increases have to be discounted with a different discount rate. Regarding further details, we refer to section C.IV.1.11.

1.9.	Discount rate

The dividend discount value is determined by discounting future financial cash flows to the valuation date. The discount rate represents the return generated by investing in an alternative investment with equivalent risk when compared to the business to be valued, and must be commensurate with the cash flow to be discounted in terms of maturity, risk and taxation. Accordingly, it indicates the minimum return to be achieved by the valuation object so as to not be in a worse position than in the event of an investment in the second-best alternative

Capital market returns for business investments (in the form of an equity portfolio) in particular form the starting point for determining alternative returns when determining the objectified business value. These returns can be broken down into a prevailing risk-free rate and a risk premium required by investors in return for taking on entrepreneurial risk. Analogous to the approach to determining the distributable earnings, the discount rate must also be reduced by personal income taxes.

We have analyzed and reviewed the substance and arithmetic of the individual components (base rate, beta factor, market risk premium and growth discount) of the Valuer’s derivation of the discount rate to be taken into account for the capitalization of the planned earnings (cost of equity). We also performed independent calculations to assess the plausibility of the discount rate.

a.	Base rate

For the objectified business value, the prevailing risk-free rate for a (virtually) risk-free capital market investment has to be used as the basis for determining the risk-free rate. German government bonds largely meet the risk-free requirement with regard to their (virtually) risk-free nature.

The determination of the base rate using the applicable yield curve on the valuation date based on the Svensson method has established itself in valuation practice. This reflects the specific investment opportunities for an extremely long period in the future for the relevant period (cf. also WP Handbuch 2014, Volume II, 14th Edition, Chapter A, marginal number 351-357).

The yield curve for government bonds is the starting point for determining the base rate to determine the objectified business value. The yield curve on the bond market shows the correlation between interest rates and terms for zero bonds without default risk. The equivalent-term zero bond factors derived from the yield curve ensure compliance with the term equivalence.

To derive the base rate, as recommended by the IDW, the Valuer assumed a yield curve derived from the prices of listed government securities, which were determined in consideration of the current interest rate and the interest rates published by the German Central Bank.

On this basis, the Valuer derived a rounded standard base rate before personal taxes of 1.25 % in compliance with the approach recommended by the FAUB.

This results in a rounded base rate, considering a standard personal tax burden, as an after-tax amount of approx. 0.92%.

The relevant valuation date is the future date of the WCM General Meeting on November 17, 2017. Due to the interest rates, at the conclusion of this report, it is uncertain whether the risk-free base rate will be 1.25 % before personal income taxes, or 0.92 % after personal income taxes, on November 17, 2017.

However, based on the current knowledge, we consider the risk-free base rate of 0.92 % after taxes, used by the Valuer, to be adequate and appropriate.

b.	Risk premium

The general behavior of the market and not the subjective risk tendencies of individual owners must be used to derive the risk premium when determining an objectified business value. It must therefore be assumed that investors see a certain risk in investing in businesses (investor risk). The risk premium can be derived from the equity returns empirically determined from the capital market using capital market pricing models (CAPM, Tax-CAPM). Despite certain reservations, it must be noted that this capital market model receives overwhelming acceptance in national and international valuation practice, and it establishes a high level of comparability and legal certainty.

In its standard form, the CAPM represents a capital market model in which the capital costs and risk premiums are explained without taking account of the effects of personal income taxes. The capital market-based risk premium is calculated by establishing the difference in returns between investments in shares and risk-free investments. However, as equity returns and risk premiums are essentially influenced by income taxes, the Tax-CAPM provides a more realistic explanation of the empirically observed equity returns, as it builds on the CAPM by taking account of the effects of personal income taxes.

According to the Tax-CAPM, the discount rate is comprised of the base rate reduced by the standardized income tax and the risk premium after income taxes determined based on the Tax-CAPM. The use of the TAX-CAPM is considered appropriate by the overwhelming majority of the courts and the opinions of scholars, and is the prevailing method for deriving an objectified risk premium.

The two model parameters, which are required to calculate the risk premium amount based on the CAPM, are the market risk premium and the beta factor. This relates to two empirically observable or derivable factors.

Market risk premium

The market risk premium is the excess returns of share investments compared to the returns of risk-free securities demanded by investors. The share market can be replicated by a broad share index, such as the DAX, the CDAX, or the MSCI All Country World Index.

The Valuer applied a market risk premium of 6 % after taxes based on the Tax-CAPM as well as in consideration of the company tax reform 2008 and conducted additionally a sensivity calculation considering a market risk premium of 5.5 % after taxes.

The market risk premiums taken into account by the Valuer are in the middle of the range of market risk premiums after taxes of between 5 % and 6 % according to current information provided by the FAUB (cf. also IDW, FAUB information from 09/19/2011, FN-IDW 2012, p. 568 et seq.). Based on market risk premiums implicitly determined by current market observations and capital market studies, as well as forecasts by financial analysts and ratings agencies, the FAUB came to the conclusion that the use of the higher range of the market risk premium after income taxes is appropriate when measuring the risk premium from September 2012.

Analogous to the financial cash flows, this must generally also take place for the future when determining equity costs. The company’s expected cash flows are capitalized at an interest rate with equivalent risk, tax and maturity. A capital market-based approach has proven to be effective in order to determine appropriate interest rates when determining objectified business values. The risk-free rate derived from long-dated government bonds is increased by a risk premium derived from historical excess equity returns.

In this case, the (virtual) risk-free return can be derived from current expectations, which are reflected in the effective yield, e.g. of German government bonds. However, with regard to the risk premium, only historical average values can be used due to a lack of knowledge of the expected equity risk premiums. The discount rate is therefore calculated as the sum of a risk-free return that is currently expected for the future and a market risk premium forecast based on the returns measured in the past. This approach is a best-possible compromise as long as it can be assumed that the past ratio between the risk premium and the risk-free interest rate is a good estimate of the expected ratio. This can regularly be assumed in times of stable economic development. However, individual indicators suggest that this has not been the case in recent times. The recent situation on the capital market is also characterized by the fact that yields on German government bonds and the corresponding yield curve have sunk to a low level. This development is associated with the low-interest rate policy pursued by the European Central Bank, which is currently expected to remain in place in the short- to medium-term.

The yields on German government bonds are significantly below EURIBOR rates or other European government bond yields with a similar maturity. This market observation can be explained by the fact that c.p., the demand for German government bonds has risen. In this respect, it is irrelevant whether the reason relates to an actual increase in uncertainty or in a subjective, greater risk aversion. In any event, the current capital market situation does not correspond to the average configuration as has been observed in the past. It is therefore necessary to at least scrutinize the standard practice of measuring the discount rate. However, as no market failure can be observed with regard to the trade of German government bonds, and no lower-risk form of investment is recognizable, despite the low yields, the observable yields of German government bonds remains the best-possible estimate of risk-free returns. Due to the obvious shift in demand towards relatively low-risk German government bonds, and the associated finding that investors are prepared to accept minimal, in some cases even negative yields, for low-risk investments, it must conversely be assumed that the price for the assumption of risk has risen. To nevertheless enable the clear and objectified determination of the risk premium, it is advisable to at least ensure a temporary alignment to the upper edge of the range of the historically measured risk premiums.

Other studies, which discuss the effects of the financial market crisis since 2007 on the market risk premium also come to the conclusion that the implicit market risk premium has since remained at a higher level (cf. also Wagner/Mackenstedt/Schieszl/Lenckner/Willershausen, WPg 2013, p. 948 et seq.):

•

Besides the low interest level, the fall in the price/earnings ratio is also specified as an indicator in the years leading up to 2013. While, for instance, in 2000, at a DAX level of 8,000 points, the P/E ratio of DAX companies was about 30, at the start of 2013, the P/E ratio of DAX companies was at about 11, even though the DAX had once again reached 8,000 points. This indicates that a significantly higher premium is demanded for market risks at a lower interest rate. Based on the financial portal Börse.de, on September 7, 2017 the DAX companies reported an average P/E ratio of (still just) 13.05 (http://www.boerse.de/dax-kgv/).

•

Another indicator of the rise in the market risk premium can be derived from the forward-looking estimate of the market risk premium. It is then assumed that, at least on average, the business value can be derived based on a company’s market capitalization. The analysts’ recommendations with regard to dividends can then be used to calculate the interest rate for which the cash value of the dividends corresponds to the market capitalization. The implicit market risk premium is then derived from the difference in the return on assets in the form of the calculated internal interest rate and the risk-free interest rate. A significant rise in the implicit market risk premium, from the former level of between 4 % and 5 % to up to 8 % can be observed in the years since the start of the financial market crisis in 2008, especially until 2013.

The Value finally determines the market risk premium at 6.0%. Based on the obtained analysis of historical and implicit yields of the CDAX it has been illustrated, that the observable market risk premium before personal income tax currently lies at the upper end of the range. This opinion is shared by the Management of TLG and WCM, who have considered a higher market risk premium of 6.0 % after personal taxes when calculating the appropriate compensation and settlement. Based on these overall considerations, we confirm the justifications on the higher risk premium currently demanded by investors as stipulated by the Valuer

We therefore consider a market risk premium of 6 % after personal income tax, which is at the upper end of the range recommended by the FAUB, to be appropriate.

Beta factor

The market risk premium must be modified to the specific risk structure of the company to be valued. The business-specific and sector-specific risk is expressed by the beta factor in the CAPM and in the Tax-CAPM. The beta factor is a measure of the business risk in relation to the market risk. A beta factor greater than one means that the market price of the company under consideration is, on average, more susceptible to market fluctuations, while a beta factor less than one means that the market price is less susceptible to fluctuations.

The underlying beta factor can either be determined based on the valuation object’s independent beta factor or, alternatively, based on a group of comparable companies (peer group).

Beta of the valuation object or a peer group

As listed companies, observable beta factors exist on the capital market for TLG and WCM.

A peer group comprised of listed real estate companies exists for both TLG as well as WCM, which consists of the following, based on the ValueTrust report as well as our access to the data via Bloomberg (cf. Bloomberg, last accessed: September 27, 2017):

•	DIC Asset AG

DIC Asset AG invests in and manages commercial real estate, predominantly office real estate. The portfolio consists of real estate throughout Germany.

•	alstria office REIT AG

alstria office REIT AG invests in and manages office real estate throughout Germany.

•	VIB Vermögen AG

VIB Vermögen AG primarily invests in commercial real estate in southern Germany.

•	Hamborner REIT AG

Hamborner REIT AG invests in commercial real estate. The portfolio primarily consists of large retail properties at highly-frequented locations and commercial buildings in 1-A locations (so-called high-street properties).

•	Deutsche EuroShop AG

Deutsche EuroShop AG predominantly invests in shopping centers.

•	DEMIRE Real Estate AG

DEMIRE Real Estate AG invests in commercial real estate with a geographic focus on the conurbations in Germany.

ValueTrust selected the peer group companies in that chiefly all listed real estate companies whose portfolios are focused on commercial real estate in Germany and whose determined beta factors were statistically significant were taken into account.

We scrutinized the comparability and completeness of the benchmark companies used by ValueTrust. We also performed independent analyses of possible benchmark companies using Bloomberg. In doing so, we particularly also considered Fair Value REIT AG at a national level. However, the company was not taken into account, as DEMIRE Real Estate AG submitted a voluntary takeover offer to Fair Value REIT AG shareholders in 2015, and subsequently became a majority shareholder of

Fair Value REIT AG. As this relates to one-off events with an effect on the share price, as well as a significant change in the Fair Value REIT AG shareholder structure, we did not consider this company in the peer group analysis. Based on our analyses, we therefore consider the group of benchmark companies used to derive the beta factor to be complete and appropriate.

Determining the historical raw betas

ValueTrust used both the five-year period as well as the two-year period to determine the beta factors. ValueTrust used the broadest national index in the form of the CDAX as the reference index. ValueTrust procured the information from the capital market data of the Capital IQ database.

Besides a local reference index, such as the CDAX, the selection of an international reference index, such as the EURO STOXX 50 or the MSCI World Index would essentially also be conceivable. The theoretical configuration of the CAPM supports the use of an international index. It recommends the use of the broadest possible index. However, the criterion of investor perspectives is critical for determining the appropriate reference index. Empirically, a “home bias” can be observed amongst private investors. This means that private investors tend to predominantly invest in national securities (cf. Dörschell/Franken/Schulte: Der Kapitalisierungszinssatz in der Unternehmensbewertung, 2. Auflage 2012, p. 154). When determining objectified business values for the reasons of a statutory valuation, the IDW S 1 stipulates that the perspective of a business owner who is a natural person liable to unlimited domestic taxation must be taken. In light of this, we consider the use of the broadest national index (CDAX) for a purely German peer group to be adequate and appropriate (cf. Dörschell/Franken/Schulte: Der Kapitalisierungszinssatz in der Unternehmensbewertung, 4. erweiterte Auflage 2016/2017, p. 419).

In practice, the beta factors are generally either determined based on a five-year period with monthly return intervals, or based on a two-year period with weekly return intervals (cf. HRC Frankfurt, December 20, 2010, 5 W 51/09; HRC Frankfurt, May 2, 2011, 21 W 3/11). Generally speaking, the demand for the latest information supports the use of a shorter period, e.g. of two years (cf. LG Frankfurt, September 2, 2010, 3-5 O 279/08). The consideration of the determined beta factors based on a one-year period and daily return intervals is the subject of controversial debate in literature. A reason against the consideration of the one-year period lies in the increased probability of the so-called “intervalling effect”. The intervalling effect describes the correlation between the frequency of the data measurements in the form of the return interval and the determined beta factor. The shorter the interval for the formation of the returns, the greater the likelihood of dislocations between equity returns and portfolio returns, as the frequent measurement means that a company’s market price cannot adapt to the market developments on time. This takes place with a time gap. This results in a distortion in the sample and the reduced significance of the regression analysis (cf. Dörschell/Franken/Schulte: Der Kapitalisierungszinssatz in der Unternehmensbewertung, 2. Auflage 2012, p. 162 et seq.). In valuation practice, a one-year beta based on daily return intervals is only considered in the form that the average one-year beta is determined over a period of three or five years (cf. WP Handbuch 2014, Volume II, 14. Auflage, Teil A, marginal number 365). Yet, the averaging of one-year betas is statistically/methodologically inferior to the direct determination of the two- or five-year betas (cf. Franken/Schulte/Brunner/Dörschell: Kapitalkosten und Multiplikatoren für die Unternehmensbewertung, 4. Auflage, 2016, p. 451). In this respect, we consider it appropriate that a one-year beta was not taken into account.

It must also be noted that a period of only two years could be considered for TLG, as TLG has only been listed on the stock exchange since 2014. A consideration of WCM also only makes sense from 2014, as WCM was largely inactive prior to this date. The beta factors for the five-year period for TLG and WCM are therefore irrelevant for valuation purposes in this respect.

Resilience of historical betas

The resilience of the beta factor can be assessed based on statistical filter criteria and the liquidity of the shares. ValueTrust used the parameters of the t-test and the coefficient of determination r² as a criterion for the statistical significance.

The t-test indicates the extent to which the independent variable (market return) influences the dependent variable (equity return). A t-value is empirically calculated from a regression coefficient and its standard error for the relevant regressor in the form of the return of the share index. The t-test then checks whether the investigated regression coefficient significantly deviates from a value to be defined in the null hypothesis (beta factor equal to zero). A critical value is derived based on a confidence interval. If the critical value is exceeded by the empirically measured beta factor, a statistical significance can be assumed with regard to the t-test (cf. Dörschell/Franken/Schulte: Der Kapitalisierungszinssatz in der Unternehmensbewertung, 2. Auflage 2012, p. 178 et seq.).

The coefficient of determination r² determines the extent to which a model statistically describes the empirically available data in light of the specifically available sample. The coefficient of determination is therefore based on the deviations between the sample’s observed values and the estimated values on the regression lines, and measures the declared scatter with regard to the total deviation, which cannot be explained by the model (cf. Dörschell/Franken/Schulte: Der Kapitalisierungszinssatz in der Unternehmensbewertung, 2. Auflage 2012, p. 175).

ValueTrust also reviewed the liquidity of the shares. Various parameters can be used to determine a share’s liquidity. Liquidity can be assessed based on the actual trading volume, defined as the shares traded in a certain period, among other possibilities. Another measure of liquidity is the bid-ask spread, i.e. the difference between the buy and sell offers. This is used to determine the capital market efficiency. The lower the spread, the more uniform the market participants’ assessment of the value of the share (cf. Dörschell/Franken/Schulte: Der Kapitalisierungszinssatz in der Unternehmensbewertung, 2. Auflage 2012, p. 168 et seq.).

As part of the review of the resilience of the beta factors by ValueTrust, no indications that point to the exclusion of the beta factor for valuation purposes were found for the two-year period with weekly TLG return intervals. By contrast, legitimate reasons that support the non-consideration of WCM’s beta factor were identified for the same period for WCM due to the low statistical quality. As a result, the WCM beta factor is not taken into account below. In addition, we believe that it must also be noted that the literature discusses the investigation of structural breaks in a share price as a parameter for reviewing a beta factor (cf. Dörschell/Franken/Schulte: Der Kapitalisierungszinssatz in der Unternehmensbewertung, 2. Auflage 2012, p. 183). In this case, the price development must be checked for extreme price fluctuations or any price manipulations, e.g. due to speculative interests as well as one-off events. The publication of TLG’s voluntary takeover offer in relation to WCM can be classified as a one-off price-influencing event. These additional reasons also point to the appropriateness of the non-consideration of WCM’s beta factor. Purely for information purposes, it is noted that WCM’s unlevered beta factor would have amounted to 0.38 for the two-year period without considering the statistical quality (cf. Bloomberg, last accessed: September 27, 2017).

The peer group companies recorded statistically insignificant beta factors for VIB Vermögen AG for the two-year period with weekly return intervals and for DEMIRE Real Estate AG for the five-year period with monthly return intervals.

The determination of statistical significance based on the criteria of the t-test and the coefficient of determination r², as well as the evaluation of liquidity represents the normal approach in business valuation practice. We have assessed the plausibility of the raw beta factors of TLG, WCM, as well as the peer group based on internal investigations on the basis of data provided by Bloomberg LP, and consider the review of the resilience of the beta factors as appropriate and adequate.

Determining unlevered betas (asset betas)

ValueTrust took the so-called debt beta into account for unlevered betas. This takes account of the fact that providers of debt bear a credit risk for their receivables. This means that the provider of debt also has to price this credit risks into their expected return, and increase this with a risk premium (credit spread). We consider the use of the debt beta to be adequate and appropriate in consideration of the business activities and the financing structure of TLG, WCM and the peer group companies. As the core business activity is always the expansion of the real estate portfolio, and the necessary liquid funds are predominantly procured via borrowed capital, we believe that the use of the debt beta and the consideration of the risk premium of the providers of debt is adequate and appropriate.

Uncertain tax benefits of debt financing were also assumed for the unlevered betas. According to ValueTrust, future changes to tax law or restrictions to the tax deductibility of interest on borrowings, among other things, count against secure tax benefits. We consider the associated assumption by ValueTrust to be adequate and appropriate.

Forecasting future beta factors

Based on the peer group, ValueTrust determined a bandwidth of the average values of the peer group’s unlevered beta factors of between 0.34 to 0.37, depending on the observation period. Considering the median, the beta factors are at 0.37. TLG has therefore an unlevered beta factor of 0.35 with regard to the two-year period.

With respect to the higher risk profile related to the planning of TLG due to increased acquisitions, ValueTrust considers a beta factor for WCM of 0.375 and for TLG of 0,40 in the context of its expert judgement to be appropriate.

Although the focus on the real estate portfolios of both valuation objects is nearly identical, we believe that the approach of using different beta factors with regards to the differently projected growth through acquisitions and the risk level to be appropriate. Indeed, neither the future beta factors of TLG nor WCM or the peer group are known or directly observable, because observable are only the historical beta factors. However is has to be assumed that the forecasted differences in sales between TLG, WCM and the Peer Group represent the best possible estimates for the future systematic risk, which is associated with TLG’s and WCM’s future financial cash flows.

We therefore consider ValueTrust’s approach and exercise of the expert judgement to be adequate.

Additional reviews

To further review the adequacy of the unlevered beta factors used by ValueTrust, we also performed separate calculations of beta factors based on the data provided by the financial services provider Bloomberg LP (cf. Bloomberg, last accessed: September 27, 2017).

We determined the debt beta factors of the individual peer group companies based on weekly observations for the two-year period and based on monthly observations for the five-year period via a regression against the CDAX. We also determined the debt beta factors via regression against the MSCI World All Country Index. These calculations were based on the raw beta factors provided by the financial services provider Bloomberg LP.

The beta factors determined based on share and market movements include a financing risk for the investor due to the capital structure of the relevant benchmark company, which was adjusted in a first step.

The unlevered raw beta factors of the selected benchmark companies are illustrated in the following table:

	CDAX		MSCI World
Peer Group	5 J. mtl.	2 J. wkl.	5 J. mtl.	2 J. wkl.
Hamborner REIT AG	0.41	0.44	0.35	0.59
DEMIRE Real Estate AG	N/A	0.25	N/A	0.32
DIC Asset AG	0.28	0.25	0.28	0.28
alstria office REIT-AG	0.35	0.35	0.38	0.51
Deutsche EuroShop AG	0.39	0.42	0.44	0.61
VIB Vermögen AG	0.20	N/A	N/A	N/A

Average	0.33	0.34	0.36	0.46

Our alternative analyses with regard to the observation period, return interval and reference index resulted in a range of 0.33 to 0.34 in relation to the CDAX and a range of 0.36 to 0.46 in relation to the MSCI World. Differences between our internal calculations and the ValueTrust calculations are due to the different assumptions with regard to releveraging and due to different data sources (Capital IQ versus Bloomberg).

The unlevered beta factors used by ValueTrust lie within the observed range. We also consider the factors selected by the Valuer to be appropriate based on our further analyses.

c.	Growth rate

It must be assumed that the capital market return contains compensation for inflation. The different effects of the influences of inflation must therefore be taken into account when comparing the capital market return and the return from corporate profits. The compensation for inflation contained in the capital market return essentially follows the development of the inflation rate in the medium-term.

However, this does not necessarily have to be the case for corporate profits. The development of corporate profits depends on the market and competition situation, as well as the internal cost development. Cost increases can be offset without impacting profit by introducing streamlining measures, or by passing these on to costs in the event of an appropriate market position; but they can also lead to a loss of profit, if the market does not allow these to be passed on, and internal cost reduction measures cannot be implemented or have already been fully utilized. Accordingly, it cannot simply be assumed that corporate profits automatically rise in line with the inflation rate. The company-specific effective inflation rate, not the macroeconomic inflation rate, is decisive for the business valuation.

If it can be assumed that a company will permanently be in a position to at least partially pass on the effects of general price rises to its customers, or achieve sustainable growth for other reasons, a so-called “growth discount” must be deducted from the discount rate after tax. This growth discount indicates the sustainable growth expected for the company under consideration.

In the planning period for the years 2017 to 2027, the achievable growth is reflected in the expected developments of income and expenses, as well as the balance sheet items. A growth discount for this period was not necessary in this respect. The balance sheet items and the profit and loss calculations, and therefore also the shareholders’ net income that can be derived from the plans, will continue to develop in the fiscal years 2028 ff. (Phase II). This sustainable growth of TLG and WCM can then be mathematically reflected as a growth discount in the discount rate.

The starting point for possible growth discounts is the average price rise. The past inflation rate and the inflation expectations for the projected future are indicated as follows from various sources:

German Federal Statistical Office - Index of consumer prices Germany (Base 2010 = 100)		Average annual growth
July 2014	107.0
July 2017	109.4	0.7%

Estimates of bank analysts - Index of consumer prices Germany		Average annual growth
2017
Minimum of estimates	1.40%
Maximum of estimates	2.10%	1.7%
2018
Minimum of estimates	1.20%
Maximum of estimates	2.20%	1.6%
2019
Minimum of estimates	1.50%
Maximum of estimates	2.40%	1.8%

Forecast of IMF (April 2017) - Index of consumer prices Germany		Average annual growth
2017		2.0%
2018		1.7%
2019		1.9%
2020		2.0%
2021		2.2%
2022		2.4%

Sources: Federal Statistical Office, Bank analysts with Bloomberg LP (accessed on 8 September 2017), International Monetary Fund (IWF) with Statista

The consideration of the consumer price development over the past three-year period results in an annual increase in consumer prices of around 0.7% (between July 2014 and July 2017). An overview by Bloomberg LP indicates that bank analyst estimates for the change in consumer prices in Germany between 2017 and 2019 range between 1.20 % and 2.40%. The International Monetary Fund expects as at April 2017 consumer prices to grow between 1.7 % and 2.4 % in the coming years. The European Bank’s long-term inflation target is 2 % for Europe.

However, the measurement of the growth discount must always be based on the relevant company’s circumstances. In this respect, growth rates can and will differ for the developments of future cash flows of different companies. According to a study by Widmann/Schieslz/Jeromin (cf. Widmann/Schieslz/Jeromin, FB 2003, p. 800 et seq.), the average earnings growth of West-German industrial companies amounts to between 45 % and 50 % of the average inflation rate, independent of economic cycles.

This below-average earnings growth is verified by another study by Stellbrink (cf. Der Restwert in der Unternehmensbewertung, 2005, p. 125 et seq.). The perception that the growth discount generally needs to be lower than the inflation rate reflects the prevailing view (cf. Großfeld, Recht der Unternehmensbewertung, 7. Auflage, 2012, p. 292 et seq., Hachmeister/Ruthardt/Lampenius, WPg 2011, p 529). The reason for this is that even a participating interest in a company cannot be considered completely inflation-proof (cf. HRC Düsseldorf, April 11, 1988, WM 1988, p. 1059; HRC Düsseldorf, February 12, 1992, AG 1992, p. 204).

An initial starting point for the sustainable growth rate of below 1 % is therefore defined for an average annual rise in the consumer price index of around 0.7 % in the three-year period between July 2014 and July 2017, and taking account of the other future estimates and the associated earnings growth of 45 % to 50%.

With regard to the growth forecasts, especially for the TLG and WCM business model, it must be noted that both are exposed to increased competition with a number of other, partly unlisted competitors. But especially, the predominate part of the long-term lease contracts does not ensure that inflation is fully passed on to the tenants.

Due to the contractual limitation to pass on the inflation, we particularly expect that TLG and WCM will permanently be able to pass on at least part of the effects of general price rises to tenants, but that the extent of the ability to pass on increased costs is limited.

A comparison with the result of an empirical study, according to which the average growth discount ranges between 0.5 % and 1 % in squeeze-out cases shows that growth rates higher than 1 % are rarely justified (cf. Hachmeister et al, WPg 2012, p. 773).

Also the Valuer has applied a uniform sustainable growth rate of 1 % p.a.

We consider this sustainable growth rate adequate in light of the above considerations.

d.	Presentation of the discount rate

Based on the above considerations, the Valuer defines, taking into consideration the market risk premium of 6 % after taxes, the following discount rates for TLG and WCM with regards to the distributable profits:

WCM	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Phase II
Base interest rate before personal taxes	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%
Personal taxes (26,4%)	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%
Base interest rate after personal taxes	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%
Market risk premium after personal taxes	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
Relevered beta	0.50	0.59	0.63	0.60	0.59	0.57	0.54	0.53	0.52	0.51	0.49	0.49
Risk premium	2.99%	3.54%	3.75%	3.62%	3.54%	3.44%	3.25%	3.18%	3.12%	2.95%	3.06%	3.06%
Growth rate (phase II)												-1.00%

Indebted cost of capital after personal taxes	3.91%	4.46%	4.67%	4.54%	4.46%	4.36%	4.17%	4.10%	4.04%	3.97%	3.88%	2.88%

TLG	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Phase II
Base interest rate before personal taxes	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%
Personal taxes (26,4%)	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%	-0.33%
Base interest rate after personal taxes	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%
Market risk premium after personal taxes	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
Relevered beta	0.43	0.57	0.59	0.60	0.61	0.64	0.65	0.65	0.65	0.63	0.63	0.63
Risk premium	2.60%	3.44%	3.53%	3.62%	3.69%	3.84%	3.88%	3.87%	3.87%	3.80%	3.77%	3.77%
Growth rate (phase II)												-1.00%

Indebted cost of capital after personal taxes	3.52%	4.36%	4.45%	4.54%	4.61%	4.76%	4.80%	4.79%	4.79%	4.72%	4.69%	3.69%

When calculating the indebted costs of capital, the beta factors have been adjusted regarding the capital structure of the valuation objects (“Relevering”). In accordance with the methodology when calculating the unlevered beta factors for the Peer Group, the Debt Beta was used.

We have analyzed the methodological derivation and determination of the discount rate and consider it adequate and appropriate.

1.10.	WCM business value

Capitalization on the valuation date

The earnings to be capitalized and the discount rate provide the following dividend discount value for WCM on November 17, 2017:

Dividend discount (in EUR Mio.)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Phase II
financial surpluses without capital increases	0,0	0,0	1,0	11,2	10,4	7,0	9,6	4,8	9,8	9,3	22,3	22,0
Periods	1	2	3	4	5	6	7	8	9	10	11
Cost of capital after personal taxes	3,9%	4,5%	4,7%	4,5%	4,5%	4,4%	4,2%	4,1%	4,0%	4,0%	3,9%	2,9%
Present value factor	0,96	0,92	0,88	0,84	0,81	0,77	0,74	0,71	0,68	0,66	0,63	22,0
Present values	0,0	0,0	0,9	9,4	8,4	5,4	7,1	3,4	6,7	6,1	14,1	485,7

Present value earnings to be capitalised on December 31, 2016	547,4

Accrued interest factor	1,03

Present value earnings to be capitalised on November 17, 2017	565,9

Present value capital increases (in EUR Mio.)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Phase II
Capital increases	—	-70,2
Cost of capital after personal taxes	0,9%	0,9%
Present value factor	0,99	0,98
Present values	0,0	-65,9

Present value capital increase on December 31, 2016	-68,9

Accrued interest factor	1,01

Present value capital increase on November 17, 2017	-69,4

Dividend discount on November 17, 2017	496,5

For capitalization purposes, it has to be considered that the negative cash flows resulting from the capital increases have been discounted with the risk-free rate after personal taxes instead of the cost of equity after personal taxes. The Valuer considered in this case, a risk discount on negative cash flows (IDW S 1, marginal value 89).

We mathematically analyzed the capitalization of the expected distributions and reinvestments based on the underlying discount rates for the relevant valuation date November 17, 2017 and consider this to be appropriate.

Special values

As part of the Valuation, the Valuer took into account the share of the minority interests related to the financial surpluses of WCM in the amount of EUR 30.8 million as a special value. We discussed the identification and the relevant valuation for the special value with WCM and the Valuer. According to the Executive Board of WCM, there are no additional special values or rather non-operating assets with the exception of a possible real estate transfer tax refund claim that should be accounted for in a separate valuation in addition to the dividend discount value. With regard to the possible real estate transfer tax refund claim amounting to EUR 5.2 million, a legal dispute with the tax authority Frankfurt am Main in currently ongoing. While the Executive Board of WCM regards the tax refund claim as recoverable, TLG does not regard the tax refund claim as recoverable as a result of the due diligence carried out. Also the Valuer concludes that the tax refund claim is not recoverable, which we can understand based on our audit activities. We consider the approach and the valuation method for the valuation of the special value to be appropriate.

Based on our findings in consideration of the dividend discount value and the special value, the WCM business value and the value per share on November 17, 2017 are as follows.

Overview of the value WCM on November 17, 2017
Dividend discount value (in EUR Mio.)	496,5
Special values (in EUR Mio.)	-30,8

Equity value on November 17, 2017	465,7

shares (in Mio.)	136,8

Value per share on November 17, 2017	3,40

1.11.	TLG business value

Capitalization on the valuation date

The earnings to be capitalized and the discount rate provide the following dividend discount value for TLG on November 17, 2017:

Dividend discount (in EUR Mio.)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Phase II
financial surpluses without capital increases	52,7	59,5	67,0	75,1	84,9	79,1	79,9	79,3	63,5	86,3	100,7	96,9
Periods	1	2	3	4	5	6	7	8	9	10	11
Cost of capital after personal taxes	3,5%	4,4%	4,4%	4,5%	4,6%	4,8%	4,8%	4,8%	4,8%	4,7%	4,7%	3,7%
Present value factor	0,97	0,93	0,89	0,85	0,81	0,77	0,74	0,71	0,67	0,64	0,61	16,62
Present values	50,9	55,1	59,4	63,7	68,8	61,2	59,0	55,9	42,7	55,4	61,7	1.610,9

Present value earnings to be capitalised on December 31, 2016	2.244,7

Accrued interest factor	1,03

Present value earnings to be capitalised on November 17, 2017	2.313,8

Present value capital increases (in EUR Mio.)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Phase II
Capital increases	—	-137,2	-154,2	-172,3	-192,5	-100,0	-50,0	-25,0
Cost of capital after personal taxes	0,9%	0,9%	0,9%	0,9%	0,9%	0,9%	0,9%	0,9%
Present value factor	0,99	0,98	0,97	0,96	0,96	0,95	0,94	0,93
Present values	0,0	-134,7	-150,0	-166,1	-183,9	-94,7	-46,9	-23,2

Present value capital increase on December 31, 2016	-799,6

Accrued interest factor	1,01

Present value capital increase on November 17, 2017	-806,0

Dividend discount on November 17, 2017	1.507,7

For capitalization purposes, it has to be considered that the negative cash flows resulting from the capital increases have been discounted with the risk-free rate after personal taxes instead of the cost of equity after personal taxes. The Valuer considered in this case, a risk discount on negative cash flows (IDW S 1, marginal value 89).

We mathematically analyzed the capitalization of the expected distributions and reinvestments based on the underlying discount rates for the relevant valuation date November 17, 2017 and consider this to be appropriate.

Special values

The Valuer took into account special values of TLG as part of the valuation. The special values applied are presented in the following table:

Special value	in EUR Mio.
Assets held for sale	19.2
Share WCM (85.89%)	400.0

Total special value	419.2

The Valuer has taken into account the book value of the assets held for sale in the balance sheet on December 31, 2016 in the amount of EUR 19.2 million which is equivalent to the agreed transaction price.

As an additional special value, the Valuer has taken into account the TLG’s shares of WCM of 85.89 % resulting from the non-cash capital increase on October 6, 2017 in connection with the execution of the takeover offer. Simultaneously new shares of TLG in the amount of 20,435,708 are issued.

We discussed the identification and the relevant valuations for the special values with TLG and the Valuer. According to the information provided by the Executive Board of TLG, no other values or non-operating assets, which need to be included in the earnings valuation as part of a separate valuation, exist. Our associated audit activities did not identify any contradictory findings. We consider the approach and the valuation of the special values to be appropriate.

Based on our findings in consideration of the dividend discount value and the special value, the TLG business value and the value per share on November 17, 2017 are as follows.

Overview of the value TLG on November 17, 2017
Dividend discount value (in EUR Mio.)	1.507,7
Special values (in EUR Mio.)	419,2

Equity value on November 17, 2017	1.926,9

shares (in Mio.) after October 6, 2017	94,6

Value per share on November 17, 2017	20,37

for information purposes only - Overview of the value TLG on November 17, 2017 - Stand alone
Dividend discount value (in EUR Mio.)	1.507,7
Special values (in EUR Mio.)	19,2

Equity value on November 17, 2017	1.526,9

shares (in Mio.) before October 6, 2017	74,2

Value per share - Stand alone	20,58

Without considering the WCM as a special value (“Stand alone value”), the TLG’s value of equity would amount to EUR 1,526.9 million or rather a value per share of EUR 20.58. Strictly just for plausibility assessments on a stand alone basis (see section C.IV.1.13), we used the stand alone value considering the amount of shares before October 6, 2017.

1.12.	Conversion ratio

The values per share determined for TLG and WCM on November 17, 2017 result in the following mathematical conversion ratio:

Conversation ratio
Value per share TLG	20.37
Value per share WCM	3.40

Conversation ratio	1 : 5.99

1.13.	Plausibility assessment of the business values

In addition to the business values determined using the dividend discount method, we assessed the plausibility based on own simplified pricing.

a.	Comparative valuation

Valuation practice refers to simplified methods based on multiples, which can be used as a rule to assess the plausibility of the results of the business valuation on the basis of the dividend discount method. In this case, the business value is estimated based on a multiplication of reference figure with a multiple.

Appropriate multiples can be derived from the capital market data of listed benchmark companies (peer group), or also from comparable transactions and transferred to the business to be valued. It must essentially be noted that, as a rule, no company is completely comparable with another company if using the multiples method. The result of the multiples valuation can therefore generally only represent a range of possible values that should contain the valuation result. For multiples derived on the basis of transaction prices, it must be noted that purchase prices actually paid are largely determined by the subjective interests of the transaction partners. In this regard, the significance of this approach is regularly lower compared to multiples derived from market prices when assessing the plausibility of an objectified business value. Accordingly, we have exclusively used multiples of the Peer Group.

In the following, we have approximately estimated simplified forward-looking market multiples in order to assess the plausibility of the valuation results determined based on the dividend discount method.

We used the same Peer Group, which is used to determine the beta factor, to assess the plausibility of the results of the valuations based on the dividend discount method.

We used the multiples of the Enterprise Value in relation to the sales (“EV/Sales”) as well as the multiples of the Enterprise Value to the earnings before interest and taxes (“EV/EBIT”). We used capital market data supplied by Bloomberg LP as our source of information as of September 19, 2017, whereat for the companies Hamborner REIT AG und DEMIRE Real Estate AG the corresponding EBIT multiples were not available. The following multiples of TLG and WCM were defined for the benchmark companies that we used:

Peer Group Trading Multiples	EV/Sales 2017	EV/Sales 2018	EV/Sales 2019	EV/EBIT 2017	EV/EBIT 2018	EV/EBIT 2019
Hamborner REIT AG	15.59	14.3	13.43	N/A	N/A	N/A
DEMIRE Deutsche Mittelstand Real Estate AG	9.81	9.93	9.69	N/A	N/A	N/A
DIC Asset AG	9.9	14.2	15.87	27.14	32.01	19.91
alstria office REIT-AG	17.32	16.82	16.39	23.49	22.73	21.98
Deutsche EuroShop AG	15.88	15.92	15.7	17.78	17.05	17.43
VIB Vermögen AG	13.82	13.08	12.38	17.99	17.32	16.7

Average	13.72	14.04	13.91	21.60	22.28	19.01

Median	14.71	14.25	14.57	20.74	20.03	18.67
Maximum	17.32	16.82	16.39	27.14	32.01	21.98
Minimum	9.81	9.93	9.69	17.78	17.05	16.70
Quantity	6	6	6	4	4	4

TLG EUR Mio.	Sales 2017	Sales 2018	Sales 2019	EBIT 2017	EBIT 2018	EBIT 2019
TLG	158	173.6	191.4	115.9	134.2	148.3

Average enterprise value TLG	2,167.8	2,437.6	2,662.4	2,503.4	2,989.6	2,818.4

Median	2,323.4	2,473.8	2,787.7	2,403.8	2,687.4	2,768.8
Maximum	2,736.6	2,920.0	3,137.0	3,145.5	4,295.7	3,259.6
Minimum	1,550.0	1,723.8	1,854.7	2,060.7	2,288.1	2,476.6
Net debt	-931.7	-931.7	-931.7	-931.7	-931.7	-931.7
Special value	19.2	19.2	19.2	19.2	19.2	19.2

Average equity value TLG	1,255.3	1,525.1	1,749.9	1,590.9	2,077.1	1,905.9

Median	1,410.9	1,561.3	1,875.2	1,491.3	1,774.9	1,856.3
Maximum	1,824.1	2,007.5	2,224.5	2,233.0	3,383.2	2,347.1
Minimum	637.5	811.3	942.2	1,148.2	1,375.6	1,564.1
Shares (in Mio.) before October 6, 2017	74.2	74.2	74.2	74.2	74.2	74.2

Average value per share TLG	16.92	20.55	23.58	21.44	27.99	25.69

Median	19.01	21.04	25.27	20.10	23.92	25.02
Maximum	24.58	27.05	29.98	30.09	45.60	31.63
Minimum	8.59	10.93	12.70	15.47	18.54	21.08

Peer Group Trading Multiples	EV/Sales 2017	EV/Sales 2018	EV/Sales 2019	EV/EBIT 2017	EV/EBIT 2018	EV/EBIT 2019
Hamborner REIT AG	15.59	14.3	13.43	N/A	N/A	N/A
DEMIRE Deutsche Mittelstand Real Estate AG	9.81	9.93	9.69	N/A	N/A	N/A
DIC Asset AG	9.9	14.2	15.87	27.14	32.01	19.91
alstria office REIT-AG	17.32	16.82	16.39	23.49	22.73	21.98
Deutsche EuroShop AG	15.88	15.92	15.7	17.78	17.05	17.43
VIB Vermögen AG	13.82	13.08	12.38	17.99	17.32	16.7

Average	13.72	14.04	13.91	21.60	22.28	19.01

Median	14.71	14.25	14.57	20.74	20.03	18.67
Maximum	17.32	16.82	16.39	27.14	32.01	21.98
Minimum	9.81	9.93	9.69	17.78	17.05	16.70
Quantity	6	6	6	4	4	4

WCM EUR Mio.	Sales 2017	Sales 2018	Sales 2019	EBIT 2017	EBIT 2018	EBIT 2019
WCM	46.1	55.8	56.1	14.9	39.1	40.8

Average enterprise value WCM	632.5	783.5	780.4	321.8	871.1	775.4

Median	677.9	795.2	817.1	309.0	783.0	761.7
Maximum	798.5	938.6	919.5	404.4	1251.6	896.8
Minimum	452.2	554.1	543.6	264.9	666.7	681.4
Net debt	-353.9	-353.9	-353.9	-353.9	-353.9	-353.9
Minorities	-30.8	-30.8	-30.8	-30.8	-30.8	-30.8

Average equity value WCM	247.8	398.8	395.7	-62.9	486.4	390.7

Median	293.2	410.5	432.4	-75.7	398.3	377.0
Maximum	413.8	553.9	534.8	19.7	866.9	512.1
Minimum	67.5	169.4	158.9	-119.8	282.0	296.7
Shares (in Mio.)	136.8	136.8	136.8	136.8	136.8	136.8

Average value per share WCM	1.81	2.92	2.89	-0.46	3.56	2.86

Median	2.14	3.00	3.16	-0.55	2.91	2.76
Maximum	3.02	4.05	3.91	0.14	6.34	3.74
Minimum	0.49	1.24	1.16	-0.88	2.06	2.17

As a result of our plausibility assessments, it can be noted that the fundamental business value derived in accordance with IDW S 1 lies within the market valuations of comparable companies. In contrast to the stand alone value of the TLG (EUR 20.58 per share), the benchmarking of the WCM’s value of share (EUR 3.40 per share) shows a valuation at the upper end of the range or rather partly above the range.

These plausibility assessments therefore do not provide any indications that the determined business value is inappropriate in comparison to the current capital market environment.

b.	Net asset value

TLG and WCM publish the net asset value determined based on the recommendations of the European Public Real Estate Association (EPRA NAV) in their annual reports. This EPRA NAV is a valuation standard for the fair value of the net assets of a real estate company, which holds its real estate for letting and management in the long-term. The real estate must be valued using the market value determined based on the DCF method.

The EPRA NAV per TLG and WCM share is as follows:

EPRA NAV	WCM	TLG
EPRA NAV (in EUR million) as of 6/30/2017	376.9	1,405.8
number of shares (in Mio., for TLG before October 6, 2017)	136.8	74.2

EPRA NAV per share (in EUR)	2.76	18.95

Value per share based on the discounted earnings method—for TLG Stand alone value	3.40	20.58

Difference	23.4%	8.6%

Both business values determined based on the dividend discount method are larger than the EPRA NAV.

The differences might be based on the fact, that the risk-free rates, as component of the costs of capital, are currently on a historically low level, resulting in rather higher dividend discount values. Furthermore, tax benefits resulting from carried forward tax losses and the tax contribution accounts are considered in the dividend discount valuation, in contrast to the alternative investment. In addition, the projected acquisitions and therefore the expansion of the real estate portfolio which result in an increase of the equity value due to the excess return, are not considered. In our opinion, the higher percental discrepancy of WCM results from forecasted EBIT margins which are considerably better than in the past. The projected significant reduction of administration costs is not considered in the EPRA NAV of WCM.

These plausibility assessments therefore do not provide any indications that the determined business values are inappropriate.

c.	Pre-acquisitions

The conclusion of the Domination Agreement was preceded by TLG’s submission of a voluntary public takeover offer to WCM shareholders for the purchase of all WCM shares (for a consideration of 4 TLG shares for every 23 WCM shares). The decision to submit the Takeover Offer was disclosed on May 10, 2017, and the corresponding offer documents were published on June 27, 2017. The deadline for the acceptance of the Takeover Offer ends at midnight on September 5, 2017. Pursuant to Section 16 (2) WpÜG, WCM shareholders who did not accept the Takeover Offer during the acceptance period could accept the Takeover Offer by September 26, 2017.

With its decision from April 27, 1999, the Federal Constitutional Court determined that the prices for shares of a dependent company paid by a majority shareholder could remain unconsidered when assessing the share ownership to measure the cash settlement pursuant to Section 305 AktG, because it regularly does not relate to the “true” value of the share ownership in the hands of minority shareholders, nor to the market value of the shares (cf. BVerfG, April 27, 1999 AG 1999, p. 566, 568). The considerations of a majority shareholder, who may be prepared to accept inflated prices in advance and to prepare for a measure under corporate law, e.g. as part of a takeover offer, are only defining for the majority shareholder and would be irrelevant for third parties.

From the perspective of a minority shareholder, the (inflated) price paid by the majority shareholder for individual shares are only achievable if they are able to sell their shares to the majority shareholder. However, no constitutional entitlement exists in this respect. This decision corresponds to the prevailing opinion in the literature and high court decisions.

The ECJ reached a similar decision on October 15, 2009 (AG 2009, p. 821 et seq.). According to the opinion of the ECJ, Community law does not contain a legal basis that protects minority shareholders such that the main shareholder is obliged to purchase their shares under the same conditions as those agreed for the acquisition of a participating interest with which the main shareholder obtained control or increased their control.

Overall, we support the opinion of the court decisions mentioned above, that the conversion ratio offered as part of the Takeover Offer is irrelevant for determining an appropriate settlement in accordance with Section 305 (2) AktG.

d.	Market price

The business values determined in accordance with IDW S 1 must be distinguished from market prices: business valuations are based on a detailed analysis of the data on the valuation object, especially the budget and the business plan, which are generally not available to the capital market and the broader public.

If market prices are available for company shares, these must generally be taken into account for business valuations to assess the plausibility of the business value determined in accordance with the principles of the IDW standard. Special influences, which may possibly have an impact on the market pricing, must be carefully analyzed and presented (e.g. low number of traded shares, special market situations).

However, in some special business valuation situations, such as the settlement and compensation pursuant to Sections 304 and 305 AktG, according to court decisions, the market value of listed shares must not be determined without taking account of the market price (cf. BVerfG, decision from April 27, 1999 – 1 BvR 1613/94, DB 1999, p. 1693). The dividend discount method is essentially also recognized by the high court in these valuation situations. However, if the dividend discount value is below the market price in these cases, the market price represents the minimum value. But, this does not apply, if the market price does not correspond to the market value of the shares, e.g. due to a lack of marketability or manipulation of the market price (cf. BGH, decision from March 12, 2001 – II ZB 15/00, DB 2001, p. 969).

However, neither the BVerfG nor the BGH have explicitly defined precise criteria relating to when a market price does not reflect a share’s market value. The courts of law have dealt with the criteria of narrow markets in accordance with the decision of the BGH multiple times and sometimes confirmed and other times rejected the existence of a narrow market. Agreement exists with respect to the fact that there are no fixed criteria for determining the existence of a narrow market. Extensive investigations on the specific circumstances must regularly take place, e.g. analysis of the trading volume or the turnover rate of the outstanding shares. The provisions in Section 5 (4) WpÜG Offer Regulation can be referred to in this respect. For takeover offers in accordance with WpÜG, Section 31 (1) WpÜG in conjunction with Section 5 WpÜG Offer Regulation indicates that the market price of the past three months must be considered the minimum price. However, according to Section 5 (4) WpÜG Offer Regulation, this does not apply, if the market prices were identified on fewer than a third of the trading days for the shares, and several successive market prices differed by more than 5%. In this case, the BaFin considers the prices to be “invalid”.

As a result of any existing value relevance of the market price (as a lower limit) regarding WCM, we conclusively dealt with the analysis of the market prices for TLG as well as WCM, taking into consideration the analysis of the Valuer, in the following chapter C.IV.2.1. to C.IV.2.3.

2.	Adequacy of the compensation and settlement

2.1	General market price development

WCM’s share capital, before disclosure of the intended domination agreement on September 29, 2017, amounts to EUR 136,802,552 and is divided into 136,802,552 WCM shares, with a calculated share in the WCM share capital of EUR 1.00 per share. WCM shares are currently approved for trade in the regulated market of the Frankfurt Stock Exchange, as well as in the sub-segment of the regulated market with additional post-admission requirements (Prime Standard) of the Frankfurt Stock Exchange, as well as the stock exchanges in Hamburg and Stuttgart.

From January 29, 2013, the date of the resolution by the General Meeting to continue the WCMs operations as a going concern, until a day before the disclosure of the planned conclusion of the Domination Agreement on September 29, 2017 the shares were traded on 1,186 days. During the period under review, the trading volume amounted to an average of 238,504 shares per trading day. The daily closing price fluctuated between EUR 1.05 (August 27, 2014) and EUR 3.39 (September 27, 2017) between January 29, 2013 and September 28, 2017.

TLG’s share capital, before disclosure of the intended domination agreement on September 29, 2017, amounts to EUR 74.175.558 and is divided into 74.175.558 no-par value bearer shares, with a calculated share in the TLG share capital of EUR 1.00 per share. TLG shares have been approved for trade on the regulated market of the Frankfurt Stock Exchange as well as in the sub-segment of the regulated market with additional post-admission requirements (Prime Standard).

From October 23, 2014, the first day of listing, until a day before the disclosure of the planned conclusion of the Domination Agreement on September 29, 2017, the shares were traded on 743 days. During the period under review, the trading volume amounted to an average of 108,400 shares per trading day. The daily closing price fluctuated between EUR 10.74 (October 27, 2014) and EUR 20.63 (August 11, 2016) between October 23, 2014 and September 28, 2017.

The following chart shows the development of the market prices of TLG and WCM since January 29, 2013 for WCM and since October 23, 2014 for TLG:

2.2	Relevant reference period

With regard to the question of the relevant reference period concerning the minimum value, in derogation of its decision from March 12, 2001 – II ZB 15/00 (at this point the three-month average price derived over a period of three months immediately prior to the General Meeting was still decisive), the BGH decided, with its ruling from July 19, 2010 – II ZB 18/09 (e.g. printed in NZG 2010, 939) that the market price of the share to be used as the lower limit of the settlement must essentially be determined based on an average price weighted according to turnover within a three-month reference period before the structural measure was disclosed.

However, if an extended period lies between the disclosure of the structural measure and the date of the General Meeting, there is the risk that minority shareholders will be excluded from a positive market development, and that the market value determined at the time of disclosure will be fixed in favor of the main shareholder without the announced measure being implemented. This can be prevented by extrapolating the market value to the time of the resolution in line with the general or sector-specific development taking account of the price development since then.

With announcement in the Federal Gazette from September 29, 2017, TLG has announced that TLG intends to conclude a domination agreement with TLG as controlling company and WCM as controlled company. TLG has additionally announced that outside shareholders of WCM will receive an offer to purchase their shares in return for a settlement in the form of newly issued TLG shares together with a compensation for the duration of the agreement.

As a result, the Valuer appropriately used the average WCM market price for a reference period of three months prior to the disclosure of the measure on September 29, 2017, i.e. from June 28, 2017 until September 28, 2017. Extrapolation is not necessary due to the relatively short period between the date of disclosure and the date of the General Meeting.

2.3	Relevance of the market price as the lower limit of the business value and for validation purposes

In accordance with the previously mentioned decision of the BGH from March 12, 2001, the market price does not reflect the market value of the share, if the company’s shares were practically not traded over an extended period of time, if the individual outside shareholders were not able to sell their shares at the market price due to a narrow market, or the market price was manipulated. Only in this case would the market price not be relevant as a minimum value with regard to the settlement.

When evaluating the relevance of the market price, the question of whether a shareholder would have been in a position to sell their shares at the market prices in terms of a free divestment decision, must be analyzed. An analysis must therefore take place to review whether a specific narrowness of the market within the meaning of the decision of the BGH exists in this case.

Shares of WCM

During the three-month period prior to the announcement of the planned Domination Agreement on September 29, 2017, WCM shares were traded on a total of 67 trading days during which the market price fluctuated between EUR 3.04 and EUR 3.39 per share. A total of 16,698,764 WCM shares were traded during this period. Taking into consideration the analysis of the liquidity by Value Trust as well, we assume the market price to be applicable as defined by the Jurisdiction.

In compliance with the legislator’s assessment in Section 5 (1) and (3) WpÜG Offer Regulation, which can be transferred to the determination of a settlement as part of a domination agreement, we consider the average WCM share price weighted according to turnover to be applicable.

The BaFin value, determined analogous in accordance with Section 31 (1) and (7) WpÜG in conjunction with Section 5 WpÜG Offer Regulation of the Valuer amounts to EUR 3.21 per WCM share. We reviewed this for the three-month period based on the trading volume and market prices according to Bloomberg LP

The determined average market price of WCM is below the calculated dividend discount value per share. Therefore the market price cannot be considered for the minimum compensation of WCM. These plausibility assessments however do not provide any indications that the determined dividend discount value is inappropriate in comparison. In our opinion, the higher dividend discount value of WCM results from higher forecasted earnings, which are not considered in the current market price.

Shares of TLG

In order to verify the calculated value of TLG in accordance with the dividend discount approach we analyze in addition the presentation of the Valuer in de the same time period.

During the three-month period prior to the announcement of the planned Domination Agreement on September 29, 2017, TLG shares were traded on a total of 67 trading days during which the market price fluctuated between EUR 17.75 and EUR 19.26 per share. A total of 7,747,715 TLG shares were traded during this period. Taking into consideration the analysis of the liquidity by Value Trust as well, we assume the market price to be applicable as defined by the Jurisdiction.

The BaFin value determined, analogous in accordance with Section 31 (1) and (7) WpÜG in conjunction with Section 5 WpÜG Offer Regulation of the Valuer amounts to EUR 18.36 per TLG share. We reviewed this for the three-month period based on the trading volume and market prices according to Bloomberg LP. The determined average market price of TLG is below the calculated dividend discount value per share.

These plausibility assessments however do not provide any indications that the determined dividend discount value which exceeds the market value is inappropriate in comparison. In our opinion, the higher dividend discount value of TLG results from forecasted profit improvements in the planning, which are not considered adequately in the current market price.

2.4	Difficulties regarding the valuation

Pursuant to Section 293e (1) AktG, the audit report must provide information on specific difficulties that were encountered during the valuation of the contracting companies.

It is not legally defined, which difficulties are to be indicated. According to the view represented, valuation leeways are also to be taken into consideration, which as a result of uncertainty allow for considerable valuation leeway and thus lead to differing business values. In such cases, the auditor has an extensive obligation to provide information so that the shareholder can form his own opinion (WP Manual 2014, Volume II, chapter F, p. 550 analogous).

In this connection, we refer to the statements on the approach of the tax-loss carry forwards of TLG (chapter C.IV.1.8.5. ). The applicability of the tax-loss carry forwards is uncertain as a result of the yet incomplete company audit. TLG has set the tax advantages with regards to the applicability of loss carry forwards within the framework of the business plan at an occurrence probability of 37.5%. Insofar, the uncertainty was considered adequately with its expected value in the valuation. Deviations from this occurrence probability can lead to considerably different business values for TLG. A different business value of TLG would c.p. lead to a different exchange ratio and thus to a different indemnification pursuant to § 305 AktG. Compensation pursuant to § 304 AktG however shall remain unaffected.

2.5	Settlement and compensation

a.	Settlement pursuant to Section 305 AktG

We made the following findings with regard to the determination of the proposed settlement pursuant to Section 305 AktG.

The WCM business value derived from the dividend discount in accordance with IDW S 1 (i.a. considering a market risk premium of 6%) amounts to EUR 465.7 million. This results in a calculated value of EUR 3.40 per WCM share. This value is above the market price of EUR 3.21 per share of the Valuer to be taken into account in accordance with the BVerfG court decisions at the end of the determination period considered adequate in accordance with high court decisions upon announcement of the structural measure on September 29, 2017. The market price of WCM for a three-month reference period prior to the structural measure, to be taken into account in accordance with high court decisions, represents the lower limit of the settlement to be offered. The WCM business value determined based on the dividend discount method is above the market price to be taken into account.

The TLG business value derived from the dividend discount in accordance with IDW S 1 (i.a. considering a market risk premium of 6%) amounts to EUR 1,926.9 million. This results in a calculated value of EUR 20.37 per TLG share.

As part of our audit and based on the premises of the valuation considered to be appropriate, we also performed a valuation, which confirm these values (cf. section C.IV.1.12. ).

The mathematical conversion ratio of the WCM and TLG business values derived from the dividend discount values amounts therefore to 5.99 WCM shares per 1 TLG share.

According to section C.3.1. of the joint Contract Report by the WCM and TLG Executive Boards, a settlement of 23 WCM shares for every 4 TLG share is envisaged.

The Domination Agreement provides for a settlement in the amount of a conversion ratio of 23 WCM shares for every 4 TLG shares, or 5.75 WCM shares for every TLG share. The conversion ratio indicated in the Domination Agreement is therefore below the calculated conversion ratio based on the business values derived from the dividend discount values.

The offered settlement must take account of the WCM’s circumstances at the time the general meetings reach their resolutions. Any material change in the basis of the valuation by this date would necessitate an adjustment to the determined settlement.

We consider the intended settlement of 23 WCM shares for every 4 TLG share to be appropriate. In conclusion, there is no diverging opinion on the amount of the adequate settlement in relation to the Valuer.

b.	Compensation pursuant to Section 304 AktG

In accordance with Section 304 (1) sentence 2 AktG, a domination agreement must contain adequate compensation for the outside shareholders by guaranteeing a certain annual dividend (compensation). Pursuant to Section 304 (2) sentence 1 AktG, compensation must at least guarantee the annual payment of the amount that could be distributed to the individual shares based on the company’s current earnings situation and its future earnings prospects in consideration of appropriate depreciation and value adjustments, but without forming other retained earnings, presumably as an average dividend.

This statutory regulation ensures that outside shareholders receive compensation whose value corresponds to the dividends that they would have received without the intercompany agreement. The shareholders must be placed in the same financial position as if they were to remain a shareholder in an independent company.

The effective business value for the compensation is not defined by the market price; rather it must be derived from the company’s dividend discount value pursuant to Section 304 (2) sentence 1 AktG (cf. HRC Hamburg from August 7, 2002 – 11 W14/94, AG 2003, p. 583, 585; BGH from February 13, 2006 – II ZR 392/03, AG 2006, p. 331, 332; HRC Stuttgart from February 14, 2008 – 20 W 9/06, AG 2008, p. 783, 789; HRC Stuttgart from December 18, 2009 – 20 W 2/08, AG 2010, p. 513; HRC Stuttgart from October 17, 2011 – 20 W 7/11, NZG 2011, p. 1.346).

A company’s earnings development regularly changes over time. It is adequately reflected in the forecast dividend discount value. This represents the payments between companies and owners in consideration of interest and tax effects. For companies with positive annual results, these are the expected dividend payments to shareholders. In the interests of the perpetuation of the annual compensation, the legislator does not relate the payment obligation to the expected variable annual profit, but rather demands the amount that could have been distributed to the individual share as an average dividend. Accordingly, the average amount must include income fluctuations in the calculations, but smooth the fluctuations via a uniform average amount.

The fixed compensation was determined by annuitizing the WCM business value derived in accordance with the dividend discount method. With regard to the measurement of the compensation “without forming other retained earnings” pursuant to Section 304 (2) sentence 1 AktG, it must be noted that the reinvestments assumed for the dividend discount calculation do not reduce the business value as the starting point of the annuitization and therefore also do not result in a reduction in the compensation.

According to the decision of the BGH from July 21, 2003 (file ref. II ZB 17/01, BB 2003, p. 2.084 et seq., “Ytong”), outside shareholders must be guaranteed the expected distributable average gross profit contribution per share as a fixed value as the (fixed) compensation (gross compensation), from which the corporate tax (on distributions), incl. solidarity surcharge, in accordance with the applicable tax rate, must be deducted (net compensation).

According to the court, the fixed compensation must be adjusted to future changes in the corporate tax burden on distributions. Moreover, in the opinion of the BGH, the business value must be annuitized using the full risk-adjusted discount rate. The separately valued assets, especially the non-essential operational assets, should not be taken into account to determine the compensation.

This ruling has not been followed in the specialist literature, in the subsequent court decisions, nor in valuation practice, in particular with regard to the annuitization rate and non-essential operational assets. There is a unanimous view that it is not appropriate that the non-inclusion of non-essential operational assets should permanently deprive the shareholder of asset components. Even if non-essential operational assets are not sold, income and resulting dividend contributions are regularly also generated from non-essential operational assets. We are also of the opinion that parts of this decision are not applicable beyond the specific case already decided, for which the imputation system of corporate tax on income tax, valid until December 31, 2000, applied. The (normally variable) future income of WCM is summarized in the WCM ‘s business value, which represents the payments between companies and owners, taking into account the progression of time as well as special values, and non-essential operational assets. In particular, in derogation of the approach outlined by the BGH, indicated above, it does not appear appropriate that the non-inclusion of non-essential operational assets and special values should permanently deprive the shareholder of asset components. In this regard, we are of the opinion that the Valuer has appropriately determined the fixed compensation by annuitizing the WCM business value derived from the dividend discount method, incl. special values.

The principle of equivalence of the business valuation must be taken into account when determining the annuitization rate. The selected interest rate must reflect i.a. the risk and maturity of the compensation payment. While the consideration of the maturity is not particularly problematic, due to the essentially unlimited term of the Domination Agreement, as well as the taxation in line with the existing tax regimes, the question of the applicable determination of the risk associated with the compensation payment is much more complex. This is based on the following considerations:

During the term of the Domination Agreement, the amount of the contractually fixed compensation payment is largely stable. Only the credit risk of the majority shareholder as the debtor in relation to the compensation payment exists. However, following the expiration of the minimum contract term, there is a risk of only holding a participating interest in a company with a reduced value in relation to the time of the conclusion of the Domination Agreement. The asset position of the outside shareholders associated with the compensation payment is therefore not risk-free nor can it be compared to the risk of a direct participating interest in the company (with uncertain dividend payments and increases in value). As a result, neither an annuitization using the risk-free base rate nor an annuitization using the full discount rate is appropriate. In light of this, it is common practice and accepted by court decisions, that in such cases the annuitization rate to determine the compensation payment is derived from the mean of the full discount rate on which the business valuation is based and the risk-free base rate (cf. HRC Celle from 04/19/2017, ZIP 2007, p. 2025; HRC Stuttgart from 09/14/2011, AG 2012, p. 49; HRC Frankfurt a.M. from 11/24/2011, AG 2012, p. 513).

In this respect, we determined the annuitization rate based on these requirements. After reviewing the accuracy of the amount, we applied the present value equivalent indebted costs of equity after personal taxes of 3.97% of the Valuer. The calculation of the annuitization rate is as follows, considering also the transformation in a pre tax rate:

Determination of the annuitization rate
risk free rate (after personal taxes)	0,92%
present value equivalent indebted equity costs (after personal taxes)	3,97%
average (after personal taxes)	2,45%

annuitization rate (before personal taxes)	3,32%

The applied annuitization rate amounts to 3.32%. The use of an interest rate before personal income tax is appropriate, as the parameters before personal income taxes need to be applied to determine the contractual compensation, which is a variable before personal income taxes. The annuitization rate also does not need to be adjusted by a growth discount (cf. HRC Karlsruhe, May 13, 2013, 12 W 77/08; HRC Munich, July 17, 2017, 31 Wx 60/06). Using a different methodology, the Valuer ends up at an unrounded annuitization rate of 3.32 % and finally rounds up to 3.35% . We consider the applied annuitization rate of the Valuer, taking into account the rounding, to be appropriate.

As explained in the Contract Report, the compensation is determined by the interest payments on the business value of EUR 465.7 million.

The adequate annual compensation is determined based on the business value from the following overview:

Compensation per share
Equity value (in EUR Mio.)	465.7
Annuitizing interest rate (before personal taxes)	3.35%

Total compensation (in EUR Mio.)	15.6

Shares (in Mio.)	136.8

Net compensation per share (in EUR)	0.11

Corporate and solidarity tax (15.825%)	0.02

Gross compensation per share (in EUR)	0.13

On this basis, in accordance with Section 4 (2) of the Domination Agreement, TLG guarantees outside shareholders of WCM a gross compensation in the amount of EUR 0.13 per WCM share for every full fiscal year, less the amount of any corporate tax and solidarity surcharge based on the rate applicable for these taxes for the relevant fiscal year, in the form of a guaranteed dividend for the duration of the Domination Agreement.

Taking into account the tax circumstances at the time of the conclusion of the contract, this results in a net compensation amount of EUR 0.11 per WCM share for every full fiscal year.

In conclusion, we consider that the contractual net compensation of EUR 0.11 per WCM share (resp. gross compensation of EUR 0.13) before personal income tax is appropriate. If the dividend paid by WCM for a fiscal year (including any installments) per WCM no-par value share is less than the net compensation, TLG shall pay every WCM outside shareholder the relevant difference per no-par value share.

D.	CLOSING STATEMENT ON THE ADEQUACY OF THE PROPOSED COMPENSATION AND THE PROPOSED SETTLEMENT

As a court-appointed auditor, we have reviewed the adequacy of the proposed compensation pursuant to Section 304 AktG and the proposed settlement pursuant to Section 305 AktG based on the Domination Agreement (Section 291 AktG) between TLG IMMOBILIEN AG, Berlin, as the controlling company, and WCM Beteiligungs- und Grundbesitz- Aktiengesellschaft, Frankfurt am Main, as the controlled company from October 6, 2017.

In accordance with 293 e AktG, we provide the following declaration:

“According to our findings, the proposed annual net compensation of EUR 0.11 (gross compensation: EUR 0.13 before deducting current corporate tax and the solidarity surcharge) per share of WCM Beteiligungs- und Grundbesitz- Aktiengesellschaft, Frankfurt am Main, and the proposed settlement, according to which outside shareholders of WCM Beteiligungs- und Grundbesitz- Aktiengesellschaft, Frankfurt am Main, are being offered 4 new shares of TLG IMMOBILIEN AG, Berlin, per 23 shares of WCM Beteiligungs- und Grundbesitz- Aktiengesellschaft, Frankfurt am Main, is appropriate for the reasons specified above.”

We have prepared this report based on the documents and information provided, as well as the results of own investigations.

Düsseldorf, October 6, 2017

BBWP GmbH

Wirtschaftsprüfungsgesellschaft

Thomas Bula	Alexander Thees
Auditor	Auditor

Anlage 1

3-05 O 67/17

LANDGERICHT FRANKFURT AM MAIN

BESCHLUSS

In dem Verfahren

auf Bestellung eines sachverständigen Prüfers nach § 293c Abs. 1 AktG der

1)	TLG Immobilien AG, vertr. d. d. Vorstand, Hausvogteiplatz 12, 10117 Berlin,

Antragstellerin

2)	WCM Beteiligungs- und Grundbesitz- Aktiengesellschaft, vertr. d. d. Vorstand, Bleichstraße 64-66, 60313 Frankfurt am Main,

Antragstellerin

betreffend eines vorgesehenen Beherrschungs zwischen beiden Unternehmen hat die 5. Kammer für Handelssachen des Landgerichts Frankfurt am Main durch den Vorsitzenden Richter am Landgericht Dr. M. Müller am 16.8.2017 beschlossen:

Für die Prüfung der des vorgesehenen Gewinnabführungsvertrages wird die

BBWP GmbH

Wirtschaftsprüfungsgesellschaft

Cecilienallee 7

40474 Düsseldorf

zur sachverständigen gemeinsamen Prüferin bestellt.

Die Antragstellerinnen haben die Kosten des Bestellungsverfahrens als Gesamtschuldner zu tragen.

Der Geschäftswert wird auf EURO 60.000,— festgesetzt.

Gründe

Anhaltspunkte dem Vorschlag der Antragstellerinnen für die bestellte Prüfer nicht zu folgen sind nicht ersichtlich, so dass das Gericht bei seiner Auswahl der in Frage kommenden Prüfer auf den gemeinsamen Vorschlag der Antragsteller zurückgreifen kann. Bedenken des Gerichts gegen den nunmehr bestellten Prüfer bestehen nicht. Gesetzliche Hinderungsgründe bestehen nach der Erklärung der benannten Prüferin vom 27.7.2017 nicht.

Im Interesse der Steigerung der Transparenz und Akzeptanz der Prüfung soll die sachverständige Prüferin in dem Prüfungsbericht zu folgenden Punkten Stellung zu nehmen und Ausführungen zu machen:

1.

An welchem Ort, in welcher Weise und zu welcher Zeit ist die Prüfung erfolgt.

2.

Die Prüferin wird im Hinblick auf ein mögliches Spruchverfahren nach § 1 Nr. 3 SpruchG ausdrücklich auf die Ansicht des Gerichts hingewiesen, dass die Absicht des Gesetzgebers bei der vorab Bestellung von Angemessenheitsprufern in die Praxis der Spruchverfahren nur umgesetzt werden kann, wenn der Bericht des Prüfers gegenüber dem Übertragungsbericht ein eigenständiges Gutachten (vgl. auch BVerfG v. 30.5.2007 - 1 BvR 390/04 - AG 2007, 544 = NZG 2007, 587) darstellt, das die Parteinähe zur Gesellschaft und hier zum Hauptaktionär vermeidet und Distanz zu dessen Bericht zeigt. Dabei ist zu beachten, dass der Prüfer zwar gerichtlich bestellt wird, seinen Prüfungsbericht aber nicht dem Gericht, sondern der Gesellschaft und den Aktionären erstattet.

Wenn auch gegen eine sog. Parallelprüfung grundsätzlich nichts einzuwenden ist, ist es jedoch angebracht, dass der sachverständige Prüfer über die Art der Zusammenarbeit mit einem ggf. von der Hauptaktionärin beauftragten Bewertungsgutachter, zu Diskussionen über kritische Punkte etc., in seinem Gutachten Ausführungen macht, insbesondere in welchen Punkten divergierende Auffassungen des sachverständigen Prüfers zu denen des sog. Bewertungsgutachters bestanden und es ist auszuführen, weshalb die Auffassung des Prüfers oder des sog. Bewertungsgutachters letztlich vorzugswürdig ist.

2

3.

Aufzuführen ist, aus welchen Quellen der Prüfer die für die Bemessung des Ertragswertes benutzten Parameter (Basiszins, Wachstumsabschlag, Überrenditen, Risikozuschlag (bei Anwendung der CAPM oder TAX-CAPM: BETA-Faktor, u. U. Zusammensetzung einer “peer-group”) abgeleitet hat und warum gerade diese Indizes und/oder gegriffenen Zeitspannen anderen, ebenfalls in Betracht kommenden gegenüber vorzugswürdig sind.

4.

Sofern Vergangenheitsergebnisse um bestimmte außergewöhnliche Aufwendung und Erträge bereinigt werden, sind diese explizit aufzuführen und zu begründen, warum dies geschehen ist

5.

Bei den prognostizierten Unternehmenserträgen gilt zunächst dasselbe wie vorstehend zu Ziffer 4. Außerdem ist darzustellen, aus welchen Quellen etwaige Unternehmensplanungen übernommen wurden.

6. Der Prüferin wird aufgegeben, ein Exemplar ihres Prüfberichts für das Gericht zu den Akten zu reichen. Sofern sie sich bei der Berechnung des Unternehmenswertes, sowie der Verzinsungsparameter eines Rechenprogramms bedient hat, wird sie gebeten, die hierbei erstellte Datei (z.B. Excelsheet) und auch den Prüfberichte als Datei für das Gericht auf einen gebräuchlichen Datenträger in Kopie (z.B. CD-ROM; USB-Stick, ggf. als E-Mail Anhang an M.Mueller@LG-Frankfurt.Justiz.Hessen.de) beizufügen.

7.

Die Prüferin soll ggf. bei entsprechender Anforderung durch das Gericht die Vergütungsvereinbarung mit der Antragstellerin und die endgültige Honorarabrechnung nach Ende ihrer Arbeiten dem Gericht gegenüber offen legen.

8.

Vorsorglich wird die Prüferin darauf hingewiesen, dass sie in einem evtl. Spruchverfahren über die Angemessenheit der einer ggf. zu leistenden Ausgleich bzw. Abfindung schriftlich auf Anforderung des Gerichts Stellung zu nehmen hat und ihr Erscheinen in einer etwaigen mündlichen Verhandlung angeordnet werden kann.

3

Die Kostenentscheidung ergibt sich aus § 22 GNotKG.

Der Geschäftswert bestimmt sich nach § 67 GNotKG.

Rechtsmittelbelehrung:

Gegen diese Entscheidung ist das Rechtsmittel der Beschwerde gegeben, die binnen eines Monats nach Zustellung beim Landgericht Frankfurt am Main durch Einreichung einer Beschwerdeschrift oder zur Protokoll der Geschäftsstelle einzulegen ist. Die Beschwerde muss die Bezeichnung des angefochtenen Beschlusses, sowie die Erklärung enthalten, dass Beschwerde gegen diesen Beschluss eingelegt wird. Die Beschwerdeschrift ist vom Beschwerdeführer oder seinem Bevollmächtigten zu unterzeichnen.

Dr. M. Müller

4

Anlage 2

3-05 O 67/17

LANDGERICHT FRANKFURT AM MAIN

BESCHLUSS

In dem Verfahren

auf Bestellung eines sachverständigen Prüfers nach § 293c Abs. 1 AktG der

1)	TLG Immobilien AG, vertr. d. d. Vorstand, Hausvogteiplatz 12, 10117 Berlin,

Antragstellerin

2)	WCM Beteiligungs- und Grundbesitz- Aktiengesellschaft, vertr. d. d. Vorstand, Bleichstraße 64-66, 60313 Frankfurt am Main,

Antragstellerin

hat die 5. Kammer für Handelssachen des Landgerichts Frankfurt am Main durch den Vorsitzenden Richter am Landgericht Dr. M. Müller am 19.9.2017 beschlossen:

gem. § 42 FamFG wird der Beschluss vom 16.8.2017 wegen Schreibfehlern dahingehend berichtigt,

dass es auf der ersten Seite der Betreff wie folgt lautet:

“betreffend eines vorgesehenen Beherrschungsvertrages zwischen beiden Unternehmen”

und die Prüferbestellung wie folgt lautet:

Für die Prüfung der des vorgesehenen Beherrschungsvertrages wird die

BBWP GmbH

Wirtschaftsprüfungsgesellschaft

Cecilienallee 7

40474 Düsseldorf

zur sachverständigen gemeinsamen Prüferin bestellt.

Dr. M. Müller

Domination Agreement

between

TLG IMMOBILIEN AG, Berlin, registered in the commercial register of the local court of Charlottenburg under docket number HRB 161314 B

– “TLG IMMOBILIEN AG” –

and

WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, Frankfurt am Main,

registered in the commercial register of the local court of Frankfurt am Main under docket number HRB 55695

– “WCM AG”–

§ 1 Management and Instructions

(1)

WCM AG submits the management (Leitung) of its company to TLG IMMOBILIEN AG. Accordingly, TLG IMMOBILIEN AG is entitled to issue general or individual instructions (Weisungen) to the management board of WCM AG with regards to the management of the company. TLG IMMOBILIEN AG will exercise its right to issue instructions through its management board or – insofar as this is legally permissible – through persons given explicit authority by the management board, specifying the extent and duration of such authority.

(2)

No instruction may be given to maintain, amend or terminate this agreement. Instructions must generally be issued in text form (Textform) (Section 126b of the German Civil Code (Bürgerliches Gesetzbuch (“BGB”)). In urgent cases, instructions may also be given orally, but must be confirmed by TLG IMMOBILIEN AG in text form (Section 126b BGB) without undue delay.

(3)

The management board of WCM AG is required to comply with the instructions of TLG IMMOBILIEN AG. Notwithstanding the right to issue instructions, the management and representation of WCM AG are still the responsibility of the management board of WCM AG.

§ 2 Right to Information

The management board of WCM AG is required to supply TLG IMMOBILIEN AG with all requested information on all matters relating to WCM AG at any time. TLG IMMOBILIEN AG is entitled to inspect the books and records of WCM AG at any time. Notwithstanding the rights agreed above, WCM AG is required to keep TLG IMMOBILIEN AG continuously informed on the business development, and, specifically, on material transactions.

§ 3 Assumption of Losses

(1)

It is agreed that TLG IMMOBILIEN AG shall assume all losses pursuant to the provisions of Section 302 of the German Stock Corporation Act (Aktiengesetz (“AktG”)), in their entirety and as amended from time to time.

(2)	The obligation to assume losses applies for the first time for the entire fiscal year of WCM AG during which this agreement becomes effective pursuant to Section 6(2).

(3)

In the event that this agreement is terminated during a fiscal year, and specifically in the event of a termination for good cause (wichtiger Grund), TLG IMMOBILIEN AG is required to assume a pro-rata loss of WCM AG as shown in the interim financial statements to be drawn up with a record date as of the date of effectiveness of the termination.

§ 4 Compensation

(1)

TLG IMMOBILIEN AG guarantees to the minority shareholders of WCM AG that for the duration of this agreement it will pay them a fixed annual payment in the form of a guaranteed dividend (“Guaranteed Dividend”), payable for the first time for the fiscal year of WCM AG during which this agreement becomes effective pursuant to Section 6(2). If this agreement ends during a fiscal year of WCM AG or if WCM AG declares an abbreviated fiscal year during the period in which the obligation to assume losses pursuant to Section 3(1) of this agreement is effective, the Guaranteed Dividend for that fiscal year will be reduced pro rata temporis. To the extent that the dividend paid by WCM AG for a given fiscal year (including any partial payments) for each bearer share with a notional share of WCM AG’s share capital of EUR 1.00 (“WCM Shares”) is lower than the Guaranteed Dividend, TLG IMMOBILIEN AG will pay each minority shareholder of WCM AG the difference for each WCM Share.

(2)

The gross amount of the Guaranteed Dividend for each entire fiscal year of WCM AG and each WCM Share is EUR 0.13 (“Gross Compensation Amount”), less any corporate income tax (Körperschaftsteuer) and solidarity surcharge (Solidaritätszuschlag) at the prevailing rate for the relevant fiscal year (“Net Compensation Amount”). Based on the circumstances at the entering into of this agreement, the Gross Compensation Amount is subject to a 15 % corporate income tax plus a 5.5 % solidarity surcharge, or approximately EUR 0.02 for each WCM Share. Based on the circumstances at the time of entering into this agreement, this results in a Net Compensation Amount of EUR 0.11 for each WCM Share for any given full fiscal year of WCM AG. For the avoidance of doubt, it is agreed that any withholding tax (such as capital gains tax (Kapitalertragsteuer) plus solidarity surcharge) shall be withheld from the Net Compensation Amount insofar as this is legally required.

(3)

If the share capital of WCM AG is increased through a capital increase from company funds in exchange for the issuance of new shares, the Gross Compensation Amount per WCM Share is reduced to such an extent that the total amount of the Gross Compensation Amount remains unchanged. If the share capital of WCM AG is increased through a capital increase against contributions in cash and/or in kind, the rights under this Section 4 shall also apply to the shares subscribed for by minority shareholders for such capital increase. The rights pursuant to this Section 4 shall commence depending on the timing for dividend rights determined by WCM AG when issuing the new shares.

(4)

If proceedings pursuant to Section 1 no. 1 of the German Act on Appraisal Proceedings (Spruchverfahrensgesetz (“SpruchG”)) are initiated and the court legally binding determines a higher Guaranteed Dividend than agreed to in this agreement, the minority shareholders may request a corresponding complementary payment in addition to the payments already received by them on the basis of the Guaranteed Dividend, even if they have already been paid off pursuant to Section 5. Likewise, if TLG IMMOBILIEN AG commits to pay a higher Guaranteed Dividend vis-à-vis any shareholder of WCM AG in a settlement to avoid or end proceedings pursuant to Section 1 no. 1 SpruchG, all other minority shareholders of WCM AG will participate in such increase.

§ 5 Exit Compensation

(1)

TLG IMMOBILIEN AG undertakes that upon request of a minority shareholder of WCM AG it will acquire such shareholder’s WCM Shares in exchange for bearer shares with a notional share in TLG IMMOBILIEN AG’s share capital of EUR 1.00 each (“Compensation Shares”) at an exchange ratio of 4 Compensation Shares in exchange for every 23 WCM Shares (“Exchange Ratio”). If shareholders of WCM AG exchange their WCM shares for Compensation Shares before receiving a dividend and/or payment under the Guaranteed Dividend for the 2017 fiscal year or subsequent fiscal years, they will, as far as practically and legally possible, be granted Compensation Shares with dividend rights from the beginning of the last fiscal year ended before such shares were created. If shareholders of WCM AG exchange their WCM Shares for Compensation Shares after receiving a dividend and/or payment under the Guaranteed Dividend for the 2017 fiscal year or subsequent fiscal years, or if it is not practically or legally possible to grant shares with dividend rights as described in the previous sentence, such shareholders shall be granted Compensation Shares with dividend rights from the beginning of the fiscal year in which the shares are created.

(2)

Share fractions of Compensation Shares (“Share Fractions”) shall be settled in cash. For purposes of the cash settlement, the Share Fractions due to individual shareholders are pooled into full shares for all shares issued at a given date, and the relevant Compensation Shares are sold on the stock exchange by Deutsche Bank Aktiengesellschaft (“Settlement Agent”); holders of Share Fractions receive a compensation in cash equal to their share in the proceeds corresponding to their Share Fractions. To the extent any Share Fractions remain after pooling of Share Fractions, such fractions will be settled through a cash compensation corresponding to the pro-rata closing price of the Compensation Shares in XETRA trading (or a corresponding successor system) on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) two days before such cash payment is credited by the Settlement Agent.

(3)

The obligation of TLG IMMOBILIEN AG to acquire the WCM Shares is limited in time. The limitation period ends two months after the date of the announcement of the registration of the entering of this agreement in the commercial register at the registered seat of WCM AG pursuant to Section 10 of the German Commercial Code (Handelsgesetzbuch (HGB)). This does not effect an extension of the limitation period pursuant to Section 305 para. 4 sentence 3 AktG due to a motion for determination of the compensation or exit compensation by the competent court pursuant to Section 2 SpruchG; in such event, the limitation period shall end two months after the date on which the decision on the motion that is resolved last has been announced in the German Federal Gazette (Bundesanzeiger).

(4)

If the share capital of WCM AG is increased through a capital increase from company funds in exchange for the issuance of new shares before the expiration of the limitation periods set forth in Section 5(3) of this agreement, the exit compensation per WCM Share is reduced by a corresponding adjustment of the Exchange Ratio to ensure that the total number of Compensation Shares to be offered in exchange remains unchanged. If the share capital of WCM AG is increased through a capital increase against contributions in cash and/or in kind before the expiration of the limitation periods specified in Section 5(3) of this agreement, the rights under this Section 5 shall also apply to shares subscribed for by minority shareholders as part of such capital increase.

(5)

If proceedings pursuant to Section 1 no. 1 SpruchG are initiated and the court legally binding determines a higher exit compensation, even shareholders who have already received their exit compensation are entitled to demand a corresponding supplement to their already received exit compensation. Likewise, if TLG IMMOBILIEN AG commits to a higher exit compensation by adjusting the Exchange Ratio or by paying an additional cash payment vis-à-vis any shareholder of WCM AG in a settlement to avoid or end proceedings pursuant to Section 1 no. 1 SpruchG, all other minority shareholders of WCM AG will participate in such increase.

(6)	The transfer of WCM Shares in exchange for Compensation Shares will be free of charge for minority shareholders of WCM AG, provided that such shareholders have a domestic securities deposit account.

§ 6 Effectiveness

(1)	This agreement requires the approval of the shareholders’ meetings of WCM AG and TLG IMMOBILIEN AG.

(2)	This agreement shall become effective upon registration in the commercial register at the registered seat of WCM AG.

§ 7 Term of Agreement, Termination

(1)	This agreement is entered into for an indefinite period of time. This agreement may be terminated with a notice period of three months with effect from the end of each fiscal year of WCM AG.

(2)	This does not affect the right to termination for good cause (wichtiger Grund) and without notice. The following circumstances, in particular, shall be considered good cause

a)

any event, due to which TLG IMMOBILIEN AG no longer directly holds the majority of the voting rights from shares of WCM AG or an agreement with which it has undertaken to transfer WCM Shares to a third party with the result that upon execution of the agreement, even if such execution depends on the fulfillment of external conditions, it no longer directly or indirectly holds the majority of the voting rights from shares of WCM AG;

b)

the conclusion of a combined domination and profit and loss transfer agreement or an isolated profit and loss transfer agreement between TLG IMMOBILIEN AG and WCM AG or between WCM AG and a company controlled by TLG IMMOBILIEN AG (excluding WCM AG and companies controlled by WCM AG);

c)	any change in tax laws or case law affecting the existence or absence of a fiscal union between TLG IMMOBILIEN AG and WCM AG; or

d)	a transformation of WCM AG or TLG IMMOBILIEN AG, particularly through a division (Spaltung), merger (Verschmelzung) or change of legal form.

(3)

In the event of a termination for good cause without notice, this agreement shall lapse at the end of the date stated in the notice of termination, provided that such date is no earlier than the date on which the notice of termination is received.

(4)	If this agreement ends, TLG IMMOBILIEN AG shall furnish security to creditors of WCM AG pursuant to Section 303 AktG.

(5)	Any notice of termination shall be given in writing.

§ 8 Final provisions

(1)	This agreement is exclusively governed by German law, under exclusion of the reference provisions of German international private law.

(2)	Amendments and supplements to this agreement shall only be made in writing to be effective. This specifically applies to this written form clause. Apart from that, Section 295 AktG shall apply.

(3)

Should any provision of this agreement be or becomes invalid or infeasible in full or in part, or if there is a gap in this agreement, this does not affect the validity of the other provisions of this agreement. In place of the invalid or infeasible provision, or in order to remedy any gap in this agreement, an appropriate provision shall apply which corresponds as far as legally permissible to what TLG IMMOBILIEN AG and WCM AG based on the intent and purpose of this agreement intended, or would have intended, if they had been aware of this issue.

(4)

TLG IMMOBILIEN AG and WCM AGexplicitly declare that the present agreement is not intended to form a legal unity (rechtliche Einheit (Section 139 BGB)) with any agreements concluded between them in the past or which may be concluded between them in the future.

(5)

As far as legally permissible, Frankfurt am Main shall be the place of performance for the mutual obligations under this agreement and the exclusive legal venue for all disputes arising from this agreement.

Berlin as of October 6, 2017

TLG IMMOBILIEN AG

Peter Finkbeiner	Niclas Karoff

(Member of the Management Board)	(Member of the Management Board)

Frankfurt am Main as of October 6, 2017

WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft

Stavros Efremidis	Ralf Struckmeyer

(Chairman of the Management Board)	(Member of the Management Board
(Chief Financial Officer))

[Translator’s notes are in square brackets]

General Engagement Terms

for

Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften

[German Public Auditors and Public Audit Firms]

as of January 1, 2017

All rights reserved. This form may not be reprinted, either in whole or in part, or copied in any manner,

without the express written consent of the publisher.

© IDW Verlag GmbH – Tersteegenstraße 14 40474 Düsseldorf

50262 PN 55502/0/0

1. Scope of application

(1) These engagement terms apply to contracts between German Public Auditors (Wirtschaftsprüfer) or German Public Audit Firms (Wirtschaftsprüfungsgesellschaften) – hereinafter collectively referred to as “German Public Auditors” – and their engaging parties for assurance services, tax advisory services, advice on business matters and other engagements except as otherwise agreed in writing or prescribed by a mandatory rule.

(2) Third parties may derive claims from contracts between German Public Auditors and engaging parties only when this is expressly agreed or results from mandatory rules prescribed by law. In relation to such claims, these engagement terms also apply to these third parties.

2. Scope and execution of the engagement

(1) Object of the engagement is the agreed service – not a particular economic result. The engagement will be performed in accordance with the German Principles of Proper Professional Conduct (Grundsätze ordnungsmäßiger Berufsausübung). The German Public Auditor does not assume any management functions in connection with his services. The German Public Auditor is not responsible for the use or implementation of the results of his services. The German Public Auditor is entitled to make use of competent persons to conduct the engagement.

(2) Except for assurance engagements (betriebswirtschaftliche Prüfungen), the consideration of foreign law requires an express written agreement.

(3) If circumstances or the legal situation change subsequent to the release of the final professional statement, the German Public Auditor is not obligated to refer the engaging party to changes or any consequences resulting therefrom.

3. The obligations of the engaging party to cooperate

(1) The engaging party shall ensure that all documents and further information necessary for the performance of the engagement are provided to the German Public Auditor on a timely basis, and that he is informed of all events and circumstances that may be of significance to the performance of the engagement. This also applies to those documents and further information, events and circumstances that first become known during the German Public Auditor’s work. The engaging party will also designate suitable persons to provide information.

(2) Upon the request of the German Public Auditor, the engaging party shall confirm the completeness of the documents and further information provided as well as the explanations and statements, in a written statement drafted by the German Public Auditor.

4. Ensuring independence

(1) The engaging party shall refrain from anything that endangers the independence of the German Public Auditor’s staff. This applies throughout the term of the engagement, and in particular to offers of employment or to assume an executive or non-executive role, and to offers to accept engagements on their own behalf.

(2) Were the performance of the engagement to impair the independence of the German Public Auditor, of related firms, firms within his network, or such firms associated with him, to which the independence requirements apply in the same way as to the German Public Auditor in other engagement relationships, the German Public Auditor is entitled to terminate the engagement for good cause.

5. Reporting and oral information

To the extent that the German Public Auditor is required to present results in writing as part of the work in executing the engagement, only that written work is authoritative. Drafts are non-binding. Except as otherwise agreed, oral statements and explanations by the German Public Auditor are binding only when they are confirmed in writing. Statements and information of the German Public Auditor outside of the engagement are always non-binding.

6. Distribution of a German Public Auditor’s professional statement

(1) The distribution to a third party of professional statements of the German Public Auditor (results of work or extracts of the results of work whether in draft or in a final version) or information about the German Public Auditor acting for the engaging party requires the German Public Auditor’s written consent, unless the engaging party is obligated to distribute or inform due to law or a regulatory requirement.

(2) The use by the engaging party for promotional purposes of the German Public Auditor’s professional statements and of information about the German Public Auditor acting for the engaging party is prohibited.

7. Deficiency rectification

(1) In case there are any deficiencies, the engaging party is entitled to specific subsequent performance by the German Public Auditor. The engaging party may reduce the fees or cancel the contract for failure of such subsequent performance; for subsequent non-performance or unjustified refusal to perform subsequently, or for unconscionability or impossibility of subsequent performance. If the engagement was not commissioned by a consumer, the engaging party may only cancel the contract due to a deficiency if the service rendered is not relevant to him due to failure of subsequent performance, to subsequent non-performance, to unconscionability or impossibility of subsequent performance. No. 9 applies to the extent that further claims for damages exist.

(2) The engaging party must assert a claim for the rectification of deficiencies in writing (Textform) [Translators Note: The German term “Textform” means in written form, but without requiring a signature] without delay. Claims pursuant to paragraph 1 not arising from an intentional act expire after one year subsequent to the commencement of the time limit under the statute of limitations.

(3) Apparent deficiencies, such as clerical errors, arithmetical errors and deficiencies associated with technicalities contained in a German Public Auditor’s professional statement (long-form reports, expert opinions etc.) may be corrected – also versus third parties – by the German Public Auditor at any time. Misstatements which may call into question the results contained in a German Public Auditor’s professional statement entitle the German Public Auditor to withdraw such statement – also versus third parties. In such cases the German Public Auditor should first hear the engaging party, if practicable.

8. Confidentiality towards third parties, and data protection

(1) Pursuant to the law (§ [Article] 323 Abs 1 [paragraph 1] HGB [German Commercial Code: Handelsgesetzbuch] § 43 WPO [German Law regulating the Profession of Wirtschaftsprüfer: Wirtschaftsprüferordnung], § 203 StGB [German Criminal Code: Strafgesetzbuch]) the German Public Auditor is obligated to maintain confidentiality regarding facts and circumstances confided to him or of which he becomes aware in the course of his professional work, unless the engaging party releases him from this confidentiality obligation.

(2) When processing personal data, the German Public Auditor will observe national and European legal provisions on data protection.

9. Liability

(1) For legally required services by German Public Auditors, in particular audits, the respective legal limitations of liability, in particular the limitation of liability pursuant to § 323 Abs. 2 HGB, apply.

(2) Insofar neither a statutory limitation of liability is applicable, nor an individual contractual limitation of liability exists, the liability of the German Public Auditor for claims for damages of any other kind, except for damages resulting from injury to life, body or health as well as for damages that constitute a duty of replacement by a producer pursuant to § 1 ProdHaftG [German Product Liability Act: Produkthaftungsgesetz], for an individual case of damages caused by negligence is limited to € 4 million pursuant to § 54 a Abs. 1 Nr. 2 WPO.

(3) The German Public Auditor is entitled to invoke demurs and defenses based on the contractual relationship with the engaging party also towards third parties.

(4) When multiple claimants assert a claim for damages arising from an existing contractual relationship with the German Public Auditor due to the German Public Auditor’s negligent breach of duty, the maximum amount stipulated in paragraph 2 applies to the respective claims of all claimants collectively

(5) An individual case of damages within the meaning of paragraph 2 also exists in relation to a uniform damage arising from a number of breaches of duty The individual case of damages encompasses all consequences from a breach of duty regardless of whether the damages occurred in one year or in a number of successive years. In this case, multiple acts or omissions based on the same source of error or on a source of error of an equivalent nature are deemed to be a single breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the German Public Auditor is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.

(6) A claim for damages expires if a suit is not filed within six months subsequent to the written refusal of acceptance of the indemnity and the engaging party has been informed of this consequence. This does not apply to claims for damages resulting from scienter, a culpable injury to life, body or health as well as for damages that constitute a liability for replacement by a producer pursuant to § 1 ProdHaftG. The right to invoke a plea of the statute of limitations remains unaffected.

10. Supplementary provisions for audit engagements

(1) If the engaging party subsequently amends the financial statements or management report audited by a German Public Auditor and accompanied by an auditor’s report, he may no longer use this auditor’s report.

If the German Public Auditor has not issued an auditor’s report, a reference to the audit conducted by the German Public Auditor in the management report or any other public reference is permitted only with the German Public Auditor’s written consent and with a wording authorized by him.

(2) If the German Public Auditor revokes the auditor’s report, it may no longer be used. If the engaging party has already made use of the auditor’s report, then upon the request of the German Public Auditor he must give notification of the revocation

(3) The engaging party has a right to five official copies of the report. Additional official copies will be charged separately.

11. Supplementary provisions for assistance in tax matters

(1) When advising on an individual tax issue as well as when providing ongoing tax advice, the German Public Auditor is entitled to use as a correct and complete basis the facts provided by the engaging party – especially numerical disclosures; this also applies to bookkeeping engagements. Nevertheless, he is obligated to indicate to the engaging party any errors he has identified.

(2) The tax advisory engagement does not encompass procedures required to observe deadlines, unless the German Public Auditor has explicitly accepted a corresponding engagement. In this case the engaging party must provide the German Public Auditor with all documents required to observe deadlines – in particular tax assessments – on such a timely basis that the German Public Auditor has an appropriate lead time.

(3) Except as agreed otherwise in writing, ongoing tax advice encompasses the following work during the contract period:

a)

preparation of annual tax returns for income tax, corporate tax and business tax, as well as wealth tax returns, namely on the basis of the annual financial statements, and on other schedules and evidence documents required for the taxation, to be provided by the engaging party

b)	examination of tax assessments in relation to the taxes referred to in (a)

c)	negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b)

d)	support in tax audits and evaluation of the results of tax audits with respect to the taxes referred to in (a)

e)	participation in petition or protest and appeal procedures with respect to the taxes mentioned in (a).

In the aforementioned tasks the German Public Auditor takes into account material published legal decisions and administrative interpretations.

(4) If the German Public auditor receives a fixed fee for ongoing tax advice, the work mentioned under paragraph 3 (d) and (e) is to be remunerated separately, except as agreed otherwise in writing

(5) Insofar the German Public Auditor is also a German Tax Advisor and the German Tax Advice Remuneration Regulation (Steuerberatungsvergü - tungsverordnung) is to be applied to calculate the remuneration, a greater or lesser remuneration than the legal default remuneration can be agreed in writing (Textform).

(6) Work relating to special individual issues for income tax, corporate tax, business tax, valuation assessments for property units, wealth tax, as well as all issues in relation to sales tax, payroll tax, other taxes and dues requires a separate engagement. This also applies to:

a)	work on non-recurring tax matters, e.g. in the field of estate tax, capital transactions tax, and real estate sales tax;

b)	support and representation in proceedings before tax and administrative courts and in criminal tax matters;

c)

advisory work and work related to expert opinions in connection with changes in legal form and other re-organizations, capital increases and reductions, insolvency related business reorganizations, admission and retirement of owners, sale of a business, liquidations and the like, and

d)	support in complying with disclosure and documentation obligations

(7) To the extent that the preparation of the annual sales tax return is undertaken as additional work, this includes neither the review of any special accounting prerequisites nor the issue as to whether all potential sales tax allowances have been identified No guarantee is given for the complete compilation of documents to claim the input tax credit.

12. Electronic communication

Communication between the German Public Auditor and the engaging party may be via e-mail. In the event that the engaging party does not wish to communicate via e-mail or sets special security requirements, such as the encryption of e-mails, the engaging party will inform the German Public Auditor in writing (Textform) accordingly.

13 Remuneration

(1) In addition to his claims for fees, the German Public Auditor is entitled to claim reimbursement of his expenses; sales tax will be billed additionally. He may claim appropriate advances on remuneration and reimbursement of expenses and may make the delivery of his services dependent upon the complete satisfaction of his claims. Multiple engaging parties are jointly and severally liable.

(2) If the engaging party is not a consumer, then a set-off against the German Public Auditor’s claims for remuneration and reimbursement of expenses is admissible only for undisputed claims or claims determined to be legally binding.

14. Dispute Settlement

The German Public Auditor is not prepared to participate in dispute settlement procedures before a consumer arbitration board (Verbraucherschlich- tungsstelle) within the meaning of § 2 of the German Act on Consumer Dispute Settlements (Verbraucherstreitbeilegungsgesetz).

15. Applicable law

The contract, the performance of the services and all claims resulting therefrom are exclusively governed by German law.

WWW.BBWP.AUDIT.COM

Report on the audit of the Domination Agreement

pursuant to Section 293b AktG between

TLG IMMOBILIEN AG, Berlin, and

WCM Beteiligungs- und Grundbesitz- Aktiengesellschaft, Frankfurt am Main

BBWP GMBH